UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2023**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-38196

DUPONT DE NEMOURS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**81-1224539**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
974 Centre Road Building 730 Wilmington Delaware	**19805**
(Address of Principal Executive Offices)	(Zip Code)

(302) 295-5783
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	DD	New York Stock Exchange

No securities are registered pursuant to Section 12(g) of the Act.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☑ Yes   ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☑ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☑ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the common equity held by non-affiliates of the registrant as of June 30, 2023, (the last day of the registrant's most recently completed second fiscal quarter), was approximately $33 billion based on the New York Stock Exchange closing price on such date. For purposes of this computation, the registrant has assumed that its Directors and Executive Officers are affiliates.

The registrant had 417,582,864 shares of common stock, $0.01 par value, outstanding at February 13, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the fiscal year covered by this Form 10-K.

DuPont de Nemours, Inc.

ANNUAL REPORT ON FORM 10-K
For the year ended December 31, 2023

TABLE OF CONTENTS

DuPont^TM and all products, unless otherwise noted, denoted with ^TM, ^SM or ® are trademarks, service marks or registered trademarks of affiliates of DuPont de Nemours, Inc.

FORWARD-LOOKING STATEMENTS
This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "target," "stabilization," "confident," "preliminary," "initial," and similar expressions and variations or negatives of these words. All statements, other than statements of historical fact, are forward-looking statements, including statements regarding outlook.

Forward-looking statements address matters that are, to varying degrees, uncertain and subject to risks, uncertainties, and assumptions, many of which that are beyond DuPont's control, that could cause actual results to differ materially from those expressed in any forward-looking statements. Forward-looking statements are not guarantees of future results. Some of the important factors that could cause DuPont's actual results to differ materially from those projected in any such forward-looking statements include, but are not limited to: (i) the possibility that the Company may fail to realize the anticipated benefits of the $1 billion share repurchase program announced on February 6, 2024 and that the program may be suspended, discontinued or not completed prior to its termination on June 30, 2025; (ii) risks and uncertainties related to the settlement agreement concerning PFAS liabilities reached June 2023 with plaintiff water utilities by Chemours, Corteva, EIDP and DuPont; (iii) risks and costs related to each of the parties respective performance under and the impact of the arrangement to share future eligible PFAS costs by and between DuPont, Corteva and Chemours, including the outcome of any pending or future litigation related to PFAS or PFOA, including personal injury claims and natural resource damages claims; the extent and cost of ongoing remediation obligations and potential future remediation obligations; changes in laws and regulations applicable to PFAS chemicals; (iv) ability to achieve anticipated tax treatments in connection with completed and future, if any, divestitures, mergers, acquisitions and other portfolio changes actions and impact of changes in relevant tax and other laws; (v) indemnification of certain legacy liabilities; (vi) failure to realize expected benefits and effectively manage and achieve anticipated synergies and operational efficiencies in connection with completed and future, if any, divestitures, mergers, acquisitions, and other portfolio management, productivity and infrastructure actions; (vii) risks and uncertainties, including increased costs and the ability to obtain raw materials and meet customer needs from, among other events, pandemics and responsive actions; timing and recovery from demand declines in consumer-facing markets, including in China; adverse changes in worldwide economic, political, regulatory, international trade, geopolitical, capital markets and other external conditions; and other factors beyond the Company's control, including inflation, recession, military conflicts, natural and other disasters or weather related events, that impact the operations of the Company, its customers and/or suppliers; (viii) ability to offset increases in cost of inputs, including raw materials, energy and logistics; (ix) risks associated with demand and market conditions in the semiconductor industry and associated end markets, including from continuing or expanding trade disputes or restrictions, including on exports to China of U.S.-regulated products and technology; (x) risks, including ability to achieve, and costs associated with DuPont's sustainability strategy including the actual conduct of the company's activities and results thereof, and the development, implementation, achievement or continuation of any goal, program, policy or initiative discussed or expected; and (xi) other risks to DuPont's business and operations, including the risk of impairment; each as further discussed in DuPont's most recent annual report and subsequent current and periodic reports filed with the U.S. Securities and Exchange Commission. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business or supply chain disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on DuPont's consolidated financial condition, results of operations, credit rating or liquidity. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. DuPont assumes no obligation to publicly provide revisions or updates to any forward-looking statements whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

ITEM 1. BUSINESS

Throughout this Annual Report on Form 10-K, except as otherwise noted by the context, the terms "DuPont" or "Company" used herein mean DuPont de Nemours, Inc. and its consolidated subsidiaries.

DuPont is a Delaware corporation formed in 2015 (formerly, DowDuPont Inc.), for the purpose of effecting an all-stock merger of equals transactions between The Dow Chemical Company ("TDCC") and E. I. du Pont de Nemours and Company ("EID"). Effective August 31, 2017, pursuant to the merger of equals transaction contemplated by the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017 ("DWDP Merger Agreement"), TDCC and EID each merged with subsidiaries of DowDuPont Inc. ("DowDuPont") and, as a result, TDCC and EID became subsidiaries of DowDuPont (the "DWDP Merger"). Prior to the DWDP Merger, DowDuPont did not conduct any business activities other than those required for its formation and matters contemplated by the DWDP Merger Agreement. For purposes of DowDuPont's financial statement presentation, TDCC was determined to be the accounting acquirer in the DWDP Merger and EID's assets and liabilities are reflected at fair value as of the DWDP Merger Effectiveness Time.

On April 1, 2019, the Company completed the separation of the materials science business through the spin-off of Dow Inc., ("Dow") including Dow's subsidiary TDCC (the "Dow Distribution"). On June 1, 2019, the Company completed the separation of the agriculture business through the spin-off of Corteva, Inc. ("Corteva") including Corteva's subsidiary EID, (the "Corteva Distribution and together with the Dow Distribution, the "DWDP Distributions"). Effective January 1, 2023, Corteva's subsidiary EID changed its name to EIDP, Inc. ("EIDP"), and therefore references to EID reflect this name change as appropriate.

DuPont is a global innovation leader with technology-based materials and solutions that help transform industries and everyday life by applying diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, healthcare and worker safety. At December 31, 2023, the Company has subsidiaries in about 50 countries worldwide and manufacturing operations in about 24 countries. See Note 23 to the Consolidated Financial Statements for details on the location of the Company's sales and property.

Significant Transformational Divestitures
On February 1, 2021, the Company completed the divestiture of the Nutrition & Biosciences ("N&B") business to International Flavors & Fragrance Inc. ("IFF") in a Reverse Morris Trust transaction (the "N&B Transaction") that resulted in IFF issuing shares to DuPont stockholders. See Note 4 to the Consolidated Financial Statements for more information.

On February 18, 2022, the Company announced that it had entered an agreement on February 17, 2022, (the "Transaction Agreement") with Celanese Corporation ("Celanese") for divestiture of the majority of DuPont's historic Mobility & Materials ("M&M") segment, (the "M&M Divestiture"). The Auto Adhesives & Fluids, Multibase™ and Tedlar® product line, which were part of the historic M&M segment, are referred to as the "Retained Businesses". On November 1, 2022, DuPont and Celanese completed the M&M Divestiture and DuPont received cash proceeds of $11 billion which was subject to transaction adjustments in accordance with the Transaction Agreement. See Note 4 to the Consolidated Financial Statements for more information.

As part of its announcement on February 18, 2022 regarding the M&M Divestiture, DuPont also announced the Board of Directors' approval for the divestiture of the Delrin® acetal homopolymer (H-POM) business (the "Delrin® Divestiture"). On November 1, 2023, the Company closed the sale of the Delrin® business to TJC LP ("TJC"), (the "Delrin® Divestiture"). The Delrin® Divestiture together with the M&M Divestiture, are referred to as the "M&M Divestitures".

Financial Flexibility and Return of Excess Capital
Following the M&M Divestiture, in November 2022, DuPont redeemed in full $2.5 billion in fixed-rate long term senior unsecured notes due November 2023. In the fourth quarter of 2022, DuPont's Board of Directors approved a new share repurchase program authorizing the repurchase and retirement of up to $5 billion of common stock, (the "$5B Share Buyback Program"). In the third quarter 2023, the Company completed the repurchase $3.25 billion of its common stock through an accelerated share repurchase ("ASR") transaction (the "$3.25B ASR Transaction") with $250 million of such repurchases completing the $1 billion share repurchase program approved in February 2022 (the "2022 Share Buyback Program") and the remaining $3 billion under the $5B Share Buyback Program.

In the third quarter of 2023, DuPont entered into new accelerated share repurchase agreements with three financial counterparties to repurchase an aggregate of $2 billion of common stock ("$2B ASR Transaction"). The accelerated repurchase agreements under the $2B ASR Transaction were settled during the first quarter of 2024 and in total the Company repurchased 27.9 million shares under the transaction. The completion of the $2B ASR Transaction completes the $5B Share Buyback Program and the Company's stock repurchase authorization.

Subsequent to year end, in the first quarter 2024, the Company's Board of Directors approved a new share repurchase program authorizing the repurchase and retirement of up to $1 billion of common stock ("the $1B Program"). Under the $1B Program, repurchases may be made from time to time on the open market at prevailing market prices or in privately negotiated transactions off market, including additional ASR agreements in accordance with applicable federal securities laws. The $1B Program terminates on June 30, 2025, unless extended or shortened by the Board of Directors.

Subsequent to year end, in the first quarter 2024, DuPont entered an ASR agreement with one counterparty for the repurchase of about $500 million of common stock. DuPont received initial deliveries in February 2024 of 6 million shares of common stock. The final number of shares to be repurchased will be based on the volume-weighted average stock price for DuPont common stock during the term of the ASR agreement, less an agreed upon discount. Final settlement is expected in the second quarter 2024.

Targeted Acquisitions
On July 1, 2021, DuPont completed the acquisition of the Laird Performance Materials business (the "Laird PM Acquisition") from Advent International. which was integrated into Interconnect Solutions within the Electronics & Industrial segment.

On August 1, 2023, the Company completed the acquisition of Spectrum Plastics Group ("Spectrum") from AEA Investors (the "Spectrum Acquisition") which is onboarding into Industrial Solutions within the Electronics & Industrial segment. See Note 3 to the Consolidated Financial Statements for more information.

BASIS OF PRESENTATION
The M&M Divestitures represent a strategic shift with a related major impact on DuPont's operations and results.

Beginning in and subsequent to the second quarter of 2023, the Company has elected to segregate the cash flows from discontinued operations from the cash flows from continuing operations in accordance with ASC 230, Statement of Cash Flows. The Consolidated Statements of Cash Flows have been recast for all periods to reflect the change in presentation.

The Consolidated Financial Statements included in this annual report present the financial position of DuPont as of December 31, 2023 and 2022, the results of operations of DuPont for the years ended December 31, 2023, 2022 and 2021, and the Consolidated Statements of Cash Flows giving effect to the M&M Divestitures and the N&B Transaction as if each had occurred on January 1, 2021, with the historical financial results of the businesses divested as part of the M&M Divestitures (the "M&M Businesses") and the N&B Transaction reflected as discontinued operations, as applicable. The comprehensive income related to the M&M Businesses and the N&B business have not been segregated and are included in the Consolidated Statements of Comprehensive Income, for the year ended December 31, 2023, 2022 and 2021, as applicable. Unless otherwise indicated, the information in the Notes to the Consolidated Financial Statements refer only to DuPont's continuing operations and do not include discussion of balances or activity of the M&M Businesses or N&B.

SEGMENT INFORMATION
The revenues and certain expenses of the M&M Businesses are classified as discontinued operations in the current and historical periods. Indirect costs, such as those related to corporate and shared service functions previously allocated to the M&M Businesses, do not meet the criteria for discontinued operations and remain reported within continuing operations. The Retained Businesses are not included in the scope of the M&M Divestitures and are included in Corporate & Other.

See Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 23 in this annual report for additional information concerning the Company's operating segments.

ELECTRONICS & INDUSTRIAL

Electronics & Industrial is a leading global provider of differentiated materials and component solutions for high performance computing, 5G, electric vehicles ("EV"), a broad range of consumer electronics including mobile devices, television monitors, personal computers and a variety of other industries including aerospace, defense, transportation, healthcare and medical devices. The segment supplies industry leading materials and solutions for the fabrication of semiconductors and integrated circuits addressing multiple steps of the manufacturing process. The segment offers a broad portfolio of semiconductor and advanced packaging materials, providing chemical mechanical planarization ("CMP") pads and slurries, photoresists and advanced coatings for lithography, removers and cleaners; dielectric and metallization solutions for advanced chip packaging; along with silicones for light emitting diode ("LED") packaging and semiconductor applications. Electronics & Industrial also provides permanent and process chemistries for the fabrication of printed circuit boards to include laminates and substrates, electroless and electrolytic metallization solutions, as well as patterning solutions and materials and innovative metallization processes for metal finishing, decorative, and industrial applications and provides high-performance electromagnetic shielding and thermal management solutions. Since the acquisition of Spectrum, Electronics & Industrial also produces specialty medical devices. Electronics & Industrial is a leading global supplier in the packaging graphics industry providing photopolymer plates and platemaking systems used in flexographic printing and digital inks for textile, commercial and home-office printing applications. The segment also provides cutting-edge materials for the manufacturing of rigid and flexible displays for organic light emitting diode ("OLED") and other display applications. In addition, the segment produces high performance parts and specialty silicone elastomers and lubricants to meet customer specifications in automotive, aerospace, electronics, industrial and healthcare markets. Electronics & Industrial addresses these markets by leveraging a strong science and technology base and customer-driven application engineering capabilities to provide the critical materials and solutions for creating a more connected and digital world.

Acquisitions & Divestitures

On August 1, 2023, the Company completed the acquisition of Spectrum Plastics Group from AEA Investors. Spectrum is a recognized leader in advanced manufacturing of specialty medical devices and components with a strategic focus on key therapeutic areas such as structural heart, electrophysiology, surgical robotics and cardiovascular. Spectrum is presented within the Industrial Solutions business.

On July 1, 2021, the Company completed the acquisition of Laird Performance Materials ("Laird PM") from Advent International. Laird PM is a leader in high-performance electromagnetic shielding and thermal management solutions. Laird PM is presented within the Interconnect Solutions business.

Details on Electronics & Industrial's 2023 net sales, by major product line and geographic region, are as follows:



2023 Net Sales by Major Product Line
Semiconductor Technologies
Interconnect Solutions
Industrial Solutions

2023 Net Sales by Geographic Region
U.S. & Canada
Latin America
EMEA
Asia Pacific

Products

Major applications/market segments and technologies are listed below by major product line:

Major Product Line	Applications/Market Segments	Technologies
Semiconductor Technologies	Integrated circuit fabrication for memory and logic semiconductors	CMP consumables, photolithography materials, semiconductor fabrication materials, fabrication cleaners and removers, advanced chip packaging materials and thermal management materials
Interconnect Solutions	Printed circuit board, electronic and industrial finishing	Circuit packaging film and laminate materials, interconnect metallization and imaging process chemistries, dry film photoresists, polyimide films, flexible circuit materials, electromagnetic shielding and thermal management materials
Industrial Solutions [1]	Flexographic printing and inkjet printing, display materials, high performance parts and specialty silicones for automotive, aerospace, electronics, industrial, healthcare and medical device markets	Flexographic printing plates and materials, digital inks, OLED and other display process materials, LED encapsulants, perfluoroelastomer and polyimide parts and shapes, and specialty silicone elastomers and lubricants

1. Spectrum, a recently acquired component of the Electronics & Industrial Segment, has been included within the Industrial Solutions business.

Key Raw Materials

The major commodities, raw materials and supplies for the Electronics & Industrial segment include: p-acetoxystyrene, monomers, pigments and dyes, styrenic block copolymers, copper foil, diglycolamine, hydroxylamine, filler alumina, nickel silver, oxydianiline, palladium, photoactive compounds, polyester and other polymer films, polyethylene resins, polyurethane resins, polyvinyl chloride compounds, pyromellitic dianhydride and silicones.

Current and Future Investments

The Company invested approximately $70 million in its Electronics & Industrial segment to build new production assets at a Newark, Delaware plant to expand the production of KALREZ® perfluoroelastomer parts to meet global customer demand from the semiconductor and industrials sectors. The new assets were fully operational as of November 2023.

WATER & PROTECTION

Water & Protection is the global leader in providing innovative engineered products and integrated systems for a number of industries including, worker safety, water purification and separation, transportation, energy, medical packaging and building materials. Water & Protection addresses the growing global needs of businesses, governments and consumers for solutions that make life safer, healthier and better.

Innovation is the business imperative. By uniting market-driven science and engineering with the strength of highly regarded brands including KEVLAR® high-strength material, NOMEX® thermal-resistant material, CORIAN® solid surfaces, TYVEK® selective barriers, FILMTEC™ reverse osmosis elements, AMBERLITE™ ion exchange resins, STYROFOAM™ insulation and GREAT STUFF™ insulating foam sealants, the segment strives to bring new products and solutions to solve customers' needs faster, better and more cost effectively. Water & Protection is investing in future growth initiatives such as water management solutions, construction productivity solutions, high strength and light weighting composite solutions and circular ecosystem / zero waste solutions.

Details on Water & Protection's 2023 net sales, by major product line and geographic region, are as follows:



2023 Net Sales by Major Product Line

Water Solutions
Safety Solutions
Shelter Solutions

2023 Net Sales by Geographic Region

U.S. & Canada
Asia Pacific
Latin America
EMEA

Products

Major applications and products are listed below by major product line:

Major Product Line	*Applications / Market Segments*	*Major Products / Technologies*
Safety Solutions	Industrial personnel protection, military and emergency response, medical devices and packaging, automotive, aerospace and oil and gas	KEVLAR® fiber; NOMEX® fiber and paper; TYVEK® protective materials; TYCHEM® protective suits
Shelter Solutions	Rigid and spray foam insulation, weatherization, waterproofing and air sealing, caulks and sealants, roof coatings and decorative surface materials	STYROFOAM™ brand insulation products, THERMAX™ exterior insulation, XENERGY™ high performance insulation, LIQUIDARMOR™ flashing and sealant, GREAT STUFF™ insulating foam sealants and adhesives, CORIAN® design solid and quartz surfaces, TYVEK® weather resistant barriers
Water Solutions	Water filtration and purification technology for residential, municipal and industrial use. Key industries include municipal drinking water and wastewater, power generation, microelectronics, pharmaceuticals, food and beverage, industrial wastewater reuse, metals and mining and oil and gas segments	AMBERLITE™ ion exchange resins, FILMTEC™ reverse osmosis and nanofiltration elements, INTEGRAFLUX™ ultrafiltration modules, FORTILIFE™ challenging water reverse osmosis membranes and TAPTEC™ water filtration and purification for drinking water in homes and commercial buildings

Key Raw Materials

The major commodities, raw materials and supplies for the Water & Protection segment include: methyl methacrylate, alumina trihydrate, methyl pentanediol, styrene, polysulfone, Terephthaloyl- & Isophthaloyl- chloride, high-density polyethylene, polyethylene, aniline, calcium chloride, divinyl benzene monomers caustic and sulfuric acid.

Current and Future Investments

The Company previously announced plans to invest more than $400 million in Water & Protection to increase capacity for the manufacture of TYVEK® nonwoven materials at its Luxembourg site due to growing global demand. Start up and scaling for the new TYVEK® operating line began in the first quarter of 2024.

CORPORATE & OTHER

Corporate & Other includes sales and activity of the Retained Businesses including the Auto Adhesives & Fluids, Multibase™ and Tedlar® product lines.

The costs of the M&M Businesses that are classified as discontinued operations include only direct operating expenses incurred prior to the November 1, 2022 M&M Divestiture and costs which the Company stopped incurring upon the close of the Delrin® Divestiture. Indirect costs, such as those related to corporate and shared service functions previously allocated to the M&M Businesses, do not meet the criteria for discontinued operations and remain reported within continuing operations. A portion of these indirect costs related to activities the Company continues to undertake post-closing of the M&M Divestiture, and for which it is reimbursed by Celanese, ("Future Reimbursable Indirect Costs"). In addition, a portion of these indirect costs relate to activities the Company is contractually obligated under the separation agreements to continue to perform post the close of the Delrin® Divestiture and for which it is being reimbursed by the divested Delrin® business. Future Reimbursable Indirect Costs are reported within continuing operations but are excluded from operating EBITDA as defined below. The remaining portion of these indirect costs are not subject to future reimbursement ("Stranded Costs"). Stranded Costs are reported within continuing operations in Corporate & Other and are included within Operating EBITDA.

Corporate & Other includes Stranded Costs and Future Reimbursable Indirect Costs. The results of Corporate & Other include the sales and activity of certain divested businesses including the operations of Biomaterials, Clean Technologies and Solamet® business units. Corporate & Other also includes certain enterprise and governance activities including non-allocated corporate overhead costs and support functions, leveraged services, non-business aligned litigation expenses and other costs not absorbed by reportable segments.

INDUSTRY SEGMENTS AND GEOGRAPHIC REGION RESULTS

See Note 5 to the Consolidated Financial Statements for net sales by business or major product line.

Sales by geographic region are included within Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Results of Operations." See Note 23 to the Consolidated Financial Statements for information regarding total net sales and total assets by segment, as well as net sales and long-lived assets by geographic region.

SIGNIFICANT CUSTOMERS AND COMPETITION

In 2023, no significant portion of the Company's sales was dependent upon a single customer. The markets in which the Company participates compete primarily through technology, range of products and services, performance, quality, reliability, brand, reputation, service and support. The Company provides extensive support, technical services and testing services for its customers, in addition to new product development. The Company believes that its proprietary product and process technologies, robust product and application development pipelines, customer intimacy, global manufacturing capability and local service capability enable it to compete successfully.

DuPont is a multi-industrial company and is subject to competition across all product and service areas. Key competitors include but are not limited to:

- *Electronics & Industrial:* Element Solutions, Entegris, Henkel, JSR, Merck KGaA, MKS Instruments, Parker Hannifin, and TOK.
- *Water & Protection:* 3M, Honeywell, Hydranautics, Kingspan, Kolan, Lanxess, LG Chem, Owens-Corning, Ecolab, Avient, Toray, Teijin, and Yantai.

Against this competitive backdrop, value-in-use is the primary driver of price for the Company's products, although price is impacted by many factors including, among others, fluctuations in supply and demand, and availability and cost of key manufacturing inputs including raw materials and energy.

SOURCES AND AVAILABILITY OF MAJOR RAW MATERIALS

In 2023, DuPont continued to experience the impact of continued demand declines in consumer facing markets, channel inventory destocking and slower industrial demand in China. Prices are driven by global supply and demand. In recent years, raw material prices and availability have been affected by worldwide economic conditions, including supply chain disruptions and inflationary cost pressures. The Company actively works to mitigate impacts of widespread supply chain and logistics issues.

DISTRIBUTION

Most products are marketed primarily through the Company's sales organization, although for some product lines, more emphasis is placed on sales through distributors. The Company has a diverse worldwide network which markets and distributes the Company's brands to customers globally. This network consists of the Company's sales and marketing organization partnering with distributors, independent retailers, cooperatives and agents throughout the world.

BACKLOG

In general, the Company does not manufacture its products against a backlog of orders and does not consider backlog to be a significant indicator of the level of future sales activity. Production and inventory levels are typically based on the level of incoming orders as well as projections of future demand. However, from time to time in limited instances the Company does operate against a backlog for certain products, which has in the past resulted, and in the future may result, from the availability of raw materials from third-party suppliers. Therefore, the Company believes that backlog information is generally not meaningful to understanding its overall business and should not be considered a reliable indicator of the Company's ability to achieve any particular level of revenue or financial performance.

INTELLECTUAL PROPERTY

The Company's businesses differentially manage their respective intellectual property estates to support Company strategic priorities, which can include leveraging intellectual property within and across product lines.

Trade Secrets: Trade secrets are an important part of the Company's intellectual property. Many of the processes used to make products are kept as trade secrets which, from time to time, may be licensed to third parties. DuPont vigilantly protects all of its intellectual property including its trade secrets. When the Company discovers that its trade secrets have been unlawfully taken, it reports the matter to governmental authorities for investigation and potential criminal action, as appropriate. In addition, the Company takes measures to mitigate any potential impact, which may include civil actions seeking redress, restitution and/or damages based on loss to the Company and/or unjust enrichment.

Patents: The Company applies for and obtains patents in many countries, including the U.S., and has access to a large patent portfolio, both owned and licensed. DuPont's rights under these patents and licenses, as well as the products made and sold under them, are important to the Company in the aggregate. The Company considers various intellectual property protections and strategic business priorities when deciding whether to apply for or maintain a patent.

The protection afforded by patents varies based on country, scope of individual patent coverage, as well as the availability of legal remedies in each country and type of patent protection. The term of these patents is approximately twenty years from the filing date in general, but varies depending on country and type of patent protection. DuPont's significant patent estate may be leveraged to align with the Company's strategic priorities within and across product lines. At December 31, 2023, the Company owned about 12,700 patents and patent applications globally. Approximately 78 percent of the Company's patent estate has a remaining term of more than 5 years.

Trademarks: The Company owns or licenses many trademarks that have significant recognition at the consumer retail level and/or the product line to product line level. Ownership rights in trademarks do not expire if the trademarks are continued in use and properly protected.

ENVIRONMENTAL REGULATORY MATTERS

DuPont operates global manufacturing, product handling and distribution facilities that are subject to a broad array of environmental laws and regulations. For more information see: (1) Environmental Proceedings on page 27, (2) Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 35, (3) Notes 1 and 16 to the Consolidated Financial Statements.

ENVIRONMENTAL SOCIAL AND GOVERNANCE (ESG)

DuPont's purpose is to empower the world with the essential innovations to thrive. The Company operates within four core values of protecting safety and health; respect for people; conduct in accordance with the highest ethical behavior; and protecting the planet. DuPont's sustainability strategy is focused on driving innovations to create sustainable solutions that help address the most pressing challenges facing society and the planet; enhancing the sustainability of its operations and facilities; and protecting the health and well-being of its employees and communities. In 2019, DuPont announced its 2030 Sustainability Goals, including its Acting on Climate Goal - to reduce greenhouse gas (GHG) emissions measured from a base year of 2019 and deliver carbon neutral operations by 2050. In the second quarter 2023, DuPont announced it had strengthened its climate goals. Additional information about DuPont's sustainability strategy and 2030 Goals can be found on its website as discussed below and in several areas of this report, including: Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 35.

Information about DuPont's ESG-related policies, programs, initiatives and goals is available under *Sustainability* in the About Us section of its website. The Company's 2023 Sustainability Report, which is aligned to the Global Reporting Initiative ("GRI") Standards and the Sustainability Accounting Standards Board ("SASB") frameworks, includes information based on the businesses and facilities owned and operated by the Company during the calendar year 2022. As such, the 2023 Sustainability Report, and certain other information under *Sustainability*, do not reflect and have not been adjusted to reflect, among other things, the Delrin® Divestiture.

The 2023 Sustainability Report includes discussion of the Company's approach to ESG governance which is overseen by the Company's Board of Directors. In 2022 the Company took further actions to further align its governance and enterprise risk management practices around climate-related risks with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

Additional corporate governance information, including DuPont's amended and restated charter, amended and restated bylaws, corporate governance guidelines, Board committee charters, and code of business conduct and ethics, is available under *Corporate Governance* in the "For Investors" section of the Company's website.

Nothing on the DuPont websites shall be deemed incorporated by reference into this Annual Report on Form 10-K.

HUMAN CAPITAL

Foundational to the Company's current and future success is its employees, who drive the Company's strategic vision, manage operations and develop products. The Company focuses significant attention on attracting, motivating and retaining talent at all levels. Through training and professional development initiatives, promoting a culture of diversity, equity and inclusion, and emphasizing the importance of health, safety and well-being, the Company's aim is to create an environment that fully supports the needs of its employees providing opportunity for financial and career growth, an inclusive and collegial experience and purpose in doing work that matters.

The Company is committed to upholding a workplace culture that prioritizes the wellbeing and fulfillment of our employees and strongly believes that this approach not only aligns with our values but also positively impacts our long-term performance. To ensure that we are consistently fulfilling this commitment, we regularly gather feedback from our colleagues and analyze our progress. Annually, an enterprise-wide engagement survey is conducted, which provides insight into employee morale and aspects of workplace culture like core values, commitment to ethical behavior, teamwork and employee development.

The Company is committed to creating a high-performance culture built on continual learning to support the strategic needs of its workforce. The professional growth of our people is essential to the growth of our business. Our annual goal process asks employees to not only identify three key goals around business contributions but also and one goal focused on self-development. The Company has prioritized learning and career development opportunities for leaders and all employees. The Company offers a diverse set of training, education and development opportunities, both formally and informally, throughout the year. All employees take part in a mix of on-the-job training and appropriate learning and training opportunities focusing on topics that are the most critical and relevant to each employees' job function. Employees have the freedom to create meaningful development plans, identify goals, and take steps to achieve them.

The Company believes that diversity, equity and inclusion ("DE&I") is central to high employee engagement and seeks to foster an environment where employees can bring their authentic selves to work each day. The more perspectives there are, the more ideas that can be generated, which makes DE&I a driver of innovation, and therefore, integral to the Company's success. DuPont believes that it can fulfill its purpose with the full commitment, participation, creativity, energy, and cooperative spirit of a diverse workforce. The Company provides its Equal Employment Opportunity Employer Information Report (EEO-1), and other information on its DE&I efforts under *Diversity, Equity & Inclusion* in the "About Us" and "Sustainability" sections of its website. Nothing on the DuPont websites shall be deemed incorporated by reference into this Annual Report on Form 10-K.

The Company is committed to ensuring equal opportunity for growth and fulfillment for its employees and to positively impacting communities in which it operates. The Company's employee-led Employee Resource Groups ("ERGs") help cultivate a culture of acceptance where employees feel not only accepted, but celebrated, at every level. ERGs are open to everyone, people who share a common affinity and their allies. As of December 31, 2023, the Company has eight corporate ERGs - DuPont Black Employees Network, DuPont Asian Group, DuPont Pride Network, DuPont Latin Network, DuPont Women's Network, DuPont Veterans Network, DuPont Early Career Network, and DuPont Persons with Disabilities and Allies - all of which have regional and local chapters through the Company. Each group is actively sponsored by senior leadership, helping model and promote inclusive values and behaviors. The Company also offers DE&I tools and resources to educate managers and employees on cultivating and maintaining an inclusive work environment. These resources include networking and mentoring practices, and opportunities for participation in external conferences and events, among others. Annual DE&I Awards celebrate individuals and teams that are making a difference in the work environment and help inspire further actions.

Organizational culture is only as strong and resilient as its leaders; therefore, DuPont invests in leadership development. DuPont provides programming, including programming with bespoke curriculum, assessment and coaching, to give leaders the skills and tools they need to support our employees through balanced leadership. Annually, our senior leadership is asked to identify key talent with aspiration and high potential to develop into advanced levels of leadership.

The Company's success also depends on the well-being of employees, including physical, mental and emotional health. DuPont employees have access to online health resources through our global wellness provider to help them improve their overall well-being, including a health assessment, healthy habit building and tracking, videos and content to reduce stress and increase resilience, better sleep habits, nutrition guides, company wellness challenges, and financial wellness education. The Company continues to provide no-cost Employee Assistance Program ("EAP") services to all employees globally and their immediate household members. All employees also have the support of the Company's Health Services teams, which provides onsite and intranet-based services to support and monitor the health and welfare of employees. The Company's larger manufacturing and research sites have onsite clinics where employees can get occupational care, first aid treatment, travel vaccinations and referrals for off-site medical care. The Company continuously strives for zero workplace injuries, occupational illnesses and incidents. The Company's safety metrics are continually measured against this goal, and DuPont's Environmental, Health, Safety & Sustainability Committee is charged with driving improvements in the Company's health and safety practices. Health

Services also assesses health risks across DuPont to find out which health concerns are most important to the Company's employees, conducts medical surveillance exams based on occupational risks and regulatory compliance priorities flagged by DuPont's Environmental, Health and Safety team.

DuPont continues to embrace workplace flexibility wherever possible, recognizing that different jobs and teams have different requirements. In office environments DuPont supports hybrid working, allowing employees to mix on-site and remote working. In lab and production environments where remote working options are limited, DuPont continues to embrace flexible scheduling as feasible. These flexible working arrangements allow the Company to gain the best of what both remote and on-site working have to offer while improving well-being, reducing travel, and benefiting the environment.

As of December 31, 2023, the Company employed approximately 24,000 people worldwide. Approximately 33 percent of employees were in Asia Pacific, 17 percent were in the EMEA, 3 percent were in Latin America and 47 percent were in the U.S and Canada. Within the United States, about 5,000 employees were in non-exempt or hourly-rate positions.

AVAILABLE INFORMATION

The Company is subject to the reporting requirements under the Securities Exchange Act of 1934. Consequently, the Company is required to file reports and information with the Securities and Exchange Commission ("SEC"), including reports on the following forms: annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which the public may obtain any materials the Company files with the SEC.

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are also accessible on DuPont's website at http://www.investors.dupont.com by clicking on the section labeled "Investors", then on "Filings & Reports". These reports are made available, without charge, as soon as is reasonably practicable after the Company files or furnishes them electronically with the SEC.

DuPont webcasts its quarterly earnings calls and certain events it participates in or hosts with members of the investment community under *For Investors* section, in the "About Us" section of the Company's website. Additionally, DuPont provides notifications of news or announcements regarding its financial performance, including SEC filings, investor events, news and earnings releases under *For Investors*. The Company has used, uses and intends to continue to use, its website as means of disclosing material non-public information and for complying with its disclosure obligations under SEC's Regulation FD.

The contents of the Company's websites, including those referenced above and elsewhere in this report, are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document DuPont has or in the future may file with the SEC, and any references to the Company's websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

The Company's operations could be affected by various risks, many of which are beyond its control. Based on current information, the Company believes that the following identifies the most material risk factors that could affect its operations. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

Risks Relating to the M&M Divestitures, N&B Transaction and the Dow and Corteva Distributions

DuPont could incur additional tax liabilities if certain internal transactions undertaken in connection with the completed divestiture of a majority of the Mobility & Materials business to Celanese and divestiture of the Delrin® business to TJC (the "M&M Divestitures"), fail to qualify for their intended tax treatment.
Prior to the closing of the M&M Divestitures, DuPont engaged in certain internal reorganization activities to separate into and to separately align the legal entities holding the M&M Business and the Delrin® business for disposition. DuPont has recognized a tax liability pursuant to these reorganization activities related to the M&M Divestitures. However, if certain of these internal reorganization activities fail to qualify for their intended tax treatment under U.S. federal, state, local tax and/or foreign tax law, DuPont could incur additional tax liabilities.

The separation and combination of DuPont's Nutrition & Biosciences business with IFF could result in a significant tax liability to DuPont.
The distribution by DuPont to its stockholders of all the issued and outstanding shares of N&B through the Exchange Offer ("N&B Distribution") and the merger of N&B with a wholly-owned subsidiary of IFF ("N&B Merger") are expected to be tax-free to DuPont stockholders for U.S. federal income tax purposes (except to the extent that cash was paid to DuPont stockholders in lieu of fractional shares pursuant to the N&B Merger Agreement), and the N&B Contribution, defined below, N&B Distribution, and the one-time payment from N&B to DuPont of approximately $7.3 billion ("Special Cash Payment") are expected to result in no recognition of gain or loss by DuPont for U.S. federal income tax purposes.

DuPont received an opinion of counsel and also obtained a private letter ruling from the Internal Revenue Service (the "IRS") regarding certain matters impacting the U.S. federal income tax treatment of the separation and transfer by DuPont of its N&B Business (the "N&B Contribution"), N&B Distribution, Special Cash Payment and certain related transactions. The conclusions of the IRS private letter ruling were based, among other things, on various factual assumptions DuPont authorized and representations DuPont made to the IRS. If any of those assumptions or representations are, or become, inaccurate or incomplete, reliance on the IRS private letter ruling may be affected.

If the N&B Contribution and N&B Distribution failed to qualify for the treatment described above, DuPont would be required to generally recognize a taxable gain on the transactions and stockholders of DuPont who receive N&B Common Stock (and subsequently, IFF Common Stock) would be subject to tax on their receipt of the N&B Common Stock. Additionally, if the Special Cash Payment or certain internal transactions related to the separation of the Nutrition & Biosciences business fail to qualify for their intended tax-free treatment under U.S. federal, state, local tax and/or foreign tax law, DuPont could incur additional tax liabilities.

Under the Tax Matters Agreement by and between DuPont with N&B and IFF, N&B or IFF is generally required to indemnify DuPont for any taxes resulting from the separation of the Nutrition & Biosciences business (and any related costs and other damages) to the extent such amounts resulted from (i) certain actions taken by N&B or IFF involving the capital stock of N&B or IFF or any assets of the N&B group (excluding actions required by the documents governing the proposed transactions), or (ii) any breach of certain representations and covenants made by N&B or IFF.

DuPont is subject to continuing contingent tax-related liabilities of Dow and Corteva following the separations and DWDP Distributions.
After the separations and DWDP Distributions, there are several significant areas where the liabilities of Dow and Corteva may become the Company's obligations, either in whole or in part. For example, to the extent that any subsidiary of the Company was included in the consolidated tax reporting group of either TDCC or EIDP for any taxable period or portion of any taxable period ending on or before the effective date of the DWDP Merger, such subsidiary is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group of TDCC or EIDP, as applicable, for such taxable period. In connection with the separations and DWDP Distributions, DuPont, Dow and Corteva have entered into a Tax Matters Agreement, as amended, that allocates the responsibility for prior period consolidated taxes among Dow, Corteva and DuPont. If Dow or Corteva are unable to pay any prior period taxes for which it is responsible, however, DuPont could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of federal, state, local, or foreign

law may establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

In connection with the separations and DWDP Distributions, certain liabilities are allocated to or retained by DuPont through assumption or indemnification of Dow and/or Corteva, as applicable. If DuPont is required to make payments pursuant to these indemnities to Dow and/or Corteva, DuPont may need to divert cash to meet those obligations, and the Company's financial results could be negatively impacted. In addition, certain liabilities are allocated to or retained by Dow and/or Corteva through assumption or indemnification, or subject to indemnification by other third parties. These indemnities may not be sufficient to insure the Company against the full amount of liabilities, including PFAS Stray Liabilities, allocated to or retained by it, and Dow, Corteva and/or third parties may not be able to satisfy their respective indemnification obligations in the future.

Pursuant to the DWDP Separation and Distribution Agreement, the DWDP Employee Matters Agreement, and the DWDP Tax Matters Agreement, as amended, (collectively, the "Core Agreements") with Dow and Corteva, as well as the Letter Agreement between DuPont and Corteva, DuPont has agreed to assume, and indemnify Dow and Corteva for, certain liabilities. Payments pursuant to these indemnities may be significant and could negatively impact the Company's business.

Third parties could also seek to hold DuPont responsible for any of the liabilities allocated to Dow and Corteva, including those related to EIDP's materials science and/or agriculture businesses, or for the conduct of such businesses prior to the distributions, and such third parties could seek damages, other monetary penalties (whether civil or criminal) and/or other remedies. Additionally, DuPont generally assumes and is responsible for the payment of the Company's share of (i) certain liabilities of DowDuPont relating to, arising out of or resulting from certain general corporate matters of DuPont and (ii) certain separation expenses not otherwise allocated to Corteva or Dow (or allocated specifically to it) pursuant to the Core Agreements, and third parties may seek to hold it responsible for Dow's or Corteva's share of any such liabilities. Dow and/or Corteva, as applicable, have agreed to indemnify it for such liabilities; however, such indemnities may not be sufficient to protect it against the full amount of such liabilities or from other remedies, and Dow and/or Corteva, as applicable, may not be able to fully satisfy their indemnification obligations. Even if DuPont ultimately succeeds in recovering from Dow and/or Corteva, as applicable, any amounts for which DuPont is held liable, DuPont may be temporarily required to bear these losses. Each of these risks could negatively affect the Company's business, financial condition, results of operations and cash flows.

Generally, as described in Litigation, Environmental Matters and Indemnifications, losses from liabilities related to discontinued and/or divested operations and businesses of EIDP that are not primarily related to its agriculture business or specialty products business, ("Stray Liabilities"), are allocated to or shared by each of Corteva and DuPont. Stray Liabilities include liabilities arising out of actions to the extent related to or resulting from EIDP's development, testing, manufacture or sale of per- or polyfluoroalkyl substances, ("PFAS Stray Liabilities"), that are not otherwise defended and indemnified by Chemours.

At December 31, 2023, the Company has recorded an indemnification liability related to Stray Liabilities. The Company recognizes an indemnification liability when a loss is reasonably probable and can be reasonably estimated. While the Company has established processes and controls over the information to support its accounting for indemnification liabilities with each of Corteva and Dow, the Company is reliant on the accuracy, transparency, completeness and timeliness of information from the applicable party, either Corteva or Dow, that retains direct liability for the underlying matter. Estimating indemnified costs of environmental remediation and compliance activities is particularly difficult since such activities are dependent on the nature of and activity at specific sites; new and evolving analytical, operating and remediation technologies and techniques; agreed action plans; changes in environmental regulations; permissible levels of specific compounds in water, air or soil; enforcement theories and policies, including efforts to recover natural resource damages; and the presence and financial viability of other potentially responsible parties.

At December 31, 2023, the Company had recorded indemnification assets related to Stray Liabilities and other matters. Although the Company believes it is remote, there can be no assurance that any such third-party would have adequate resources to satisfy its indemnification obligation when due, or, would not ultimately be successful in claiming defenses against payment. Even if recovery from the third-party is ultimately successful, DuPont may be temporarily required to bear these losses. Each of these risks could negatively affect the Company's business, financial condition, results of operations and cash flows. See discussion of the Core Agreements in Note 4 to the Consolidated Financial Statements and Litigation, Environmental Matters and Indemnifications in Note 16 to the Consolidated Financial Statements.

On January 22, 2021, DuPont, Corteva and Chemours entered into a cost sharing arrangement related to future eligible PFAS costs. The Company's results of operations could be adversely affected by litigation and other commitments and contingencies, including expected performance under and impact of the cost sharing arrangement.

While reducing uncertainty, the Company expects to benefit from the cost sharing arrangement related to future PFAS eligible costs, achievement of any such benefits may not be realized and depend on a number of factors and uncertainties that include, but are not limited to: the achievement, terms and conditions of final agreements related to the cost sharing arrangement; the outcome of any pending or future litigation related to PFAS or PFOA, including personal injury claims and natural resource damages claims; the extent and cost of ongoing remediation obligations and potential future remediation obligations; changes in laws and regulations applicable to PFAS chemicals, changes in applicable health advisory levels and in chronic reference doses for PFAS in drinking water; the performance by each of the parties of their respective obligations under the cost sharing arrangement.

DuPont faces risks arising from various unasserted and asserted litigation matters, including product liability, patent infringement and other intellectual property disputes, contract and commercial litigation, claims for damage or personal injury, antitrust claims, governmental regulations and other actions. An adverse outcome in any one or more of these matters could be material to the Company's business, results of operations, financial condition and cash flows.

In the ordinary course of business, DuPont may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses, and DuPont may issue guarantees of third-party obligations. If DuPont is required to make payments as a result, they could exceed the amounts accrued therefor, thereby adversely affecting the Company's results of operations.

If the completed distribution of Corteva or Dow, in each case, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then the Company could be subject to significant tax and indemnification liability.
The completed distributions of Corteva and Dow were each conditioned upon the receipt of an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, the Company's tax counsel, regarding the qualification of the applicable distribution along with certain related transactions as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code," and such opinions, collectively, the "Tax Opinions"). The Tax Opinions relied on certain facts, assumptions, and undertakings, and certain representations from the Company, Dow and Corteva, as applicable, as well as the IRS Ruling (as defined below). Notwithstanding the Tax Opinions and the IRS Ruling, the Internal Revenue Service (the "IRS") could determine on audit that either, or both, of the distributions and certain related transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distributions should be taxable for other reasons, including if the IRS were to disagree with the conclusions of the Tax Opinions.

Even if a distribution otherwise constituted a tax-free transaction to stockholders under Section 355 of the Code, the Company could be required to recognize corporate level tax on such distribution and certain related transactions under Section 355(e) of the Code if the IRS determines that, as a result of the DWDP Merger or other transactions considered part of a plan with such distribution, there was a 50 percent or greater change in ownership in the Company, Dow or Corteva, as relevant. In connection with the DWDP Merger, the Company sought and received a private letter ruling from the IRS regarding the proper time, manner and methodology for measuring common ownership in the stock of the Company, EIDP and TDCC for purposes of determining whether there was a 50 percent or greater change of ownership under Section 355(e) of the Code as a result of the DWDP Merger (the "IRS Ruling"). The Tax Opinions relied on the continued validity of the IRS Ruling and representations made by the Company as to the common ownership of the stock of TDCC and EIDP immediately prior to the DWDP Merger, and concluded that there was not a 50 percent or greater change of ownership for purposes of Section 355(e) as a result of the DWDP Merger. Notwithstanding the Tax Opinions and the IRS Ruling, the IRS could determine that a distribution or a related transaction should nevertheless be treated as a taxable transaction to the Company if it determines that any of the Company's facts, assumptions, representations or undertakings was not correct or that a distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the Tax Opinions that are not covered by the IRS Ruling.

Generally, corporate taxes resulting from the failure of a distribution to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on the Company. Under the DWDP Tax Matters Agreement, as amended, that the Company entered into with Dow and Corteva, Dow and Corteva are generally obligated to indemnify the Company against any such taxes imposed on it. However, if a distribution fails to qualify for non-recognition treatment for U.S. federal income tax purposes for certain reasons relating to the overall structure of the DWDP Merger and the distributions, then under the DWDP Tax Matters Agreement, as amended, the Company and Corteva, on the one hand, and Dow, on the other hand, would share the tax liability resulting from such failure in accordance with the relative equity values of the Company and Dow on the first full trading day following the distribution of Dow, and the Company and Corteva would in turn share any such resulting tax liability in accordance with the relative equity values of the Company and Corteva on the first full trading day following the distribution of Corteva. Furthermore, under the terms of the DWDP Tax Matters Agreement, as amended, a party also generally will be responsible for any taxes imposed on the other parties that arise from the failure of either distribution to qualify as tax-free for

U.S. federal income tax purposes within the meaning of Section 355 of the Code or the failure of certain related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events or transactions relating to such party, or such party's affiliates', stock, assets or business, or any breach of such party's representations made in connection with the IRS Ruling or in any representation letter provided to a tax advisor in connection with certain tax opinions, including the Tax Opinions, regarding the tax-free status of the distributions and certain related transactions. To the extent that the Company is responsible for any liability under the DWDP Tax Matters Agreement, as amended, there could be a material adverse impact on the Company's business, financial condition, results of operations and cash flows in future reporting periods.

Risks Relating to DuPont's Business and Results of Operations

DuPont may not realize the anticipated benefits of its share repurchase programs and any failure to repurchase the Company's common stock after DuPont has announced its intention to do so may negatively impact the Company's stock price.
Subsequent to year end, in the first quarter 2024, the Company's Board of Directors approved a new share repurchase program authorizing the repurchase and retirement of up to $1 billion of common stock ("the $1B Program"). The $1B Program terminates on June 30, 2025, unless extended or shortened by the Board of Directors. In the first quarter 2024, DuPont entered an ASR agreement with one counterparty for the repurchase of about $500 million of common stock. The final number of shares to be repurchased will be based on the volume-weighted average stock price for DuPont common stock during the term of the ASR agreement, less an agreed upon discount. Final settlement is expected in the second quarter of 2024.

Under this or any other future share repurchase programs, DuPont may make share repurchases through a variety of methods, including open share market purchases or privately negotiated transactions off market, including additional ASR agreements in accordance with applicable federal securities laws. The timing and amount of any repurchases, if any, will depend on factors such as the stock price, economic and market conditions, and corporate and regulatory requirements. Any failure to repurchase shares after the Company has announced its intention to do so may negatively impact DuPont's reputation, investor confidence and the price of the Company's common stock.

The existence of share repurchase programs could cause the price of the Company's common stock to be higher than it otherwise would be and could potentially reduce the market liquidity for DuPont stock. Although these programs are intended to enhance long-term stockholder value, there is no assurance they will do so because the market price of DuPont common stock may decline below the levels at which we repurchased shares and short-term stock price fluctuations could reduce the effectiveness of the programs.

Repurchasing common stock will reduce the amount of cash DuPont has available to fund working capital, capital expenditures, strategic acquisitions or business opportunities and other general corporate requirements, and the Company may fail to realize the anticipated benefits of these share repurchase programs.

Supply chain and operational disruptions, including those as a result of pandemics and climate change, and volatility in energy and raw material costs, could significantly increase costs and expenses, adversely impact the Company's sales and earnings and impact access to sources of liquidity.
The Company's manufacturing processes and operations depend on the continued availability of energy and raw materials, the costs of which are subject to worldwide supply and demand as well as other factors beyond the Company's control, including potential legislation to address climate change by reducing greenhouse gas emissions, creating a carbon tax or implementing a cap and trade program which could create increases in costs and price volatility. Operational changes and transition to renewable energy sources to meet country, NGO and corporate-level net-zero GHG emissions pledges and related decarbonization technology investments, may require the Company to make significant capital investments, re-qualify its products with certain suppliers, as well as meet additional regulatory and compliance requirements and could result in higher cost and expenses. Climate change increases the frequency and severity of potential supply chain and operational disruptions from weather events and natural disasters. The chronic physical impacts associated with climate change, for example, increased temperatures, changes in weather patterns and rising sea levels, could significantly increase costs and expenses and create additional supply chain and operational disruption risks.

Supply chain disruptions, plant and/or power outages, labor shortages and/or strikes, geo-political activity, weather events and natural disasters, including hurricanes or flooding that impact coastal regions, and global health risks or pandemics could seriously harm the Company's operations as well as the operations of the Company's customers and suppliers. In addition, the Company's suppliers may experience capacity limitations in their own operations or may elect to reduce or eliminate certain product lines. To address this risk, generally, the Company seeks to have many sources of supply for key raw materials in order to avoid significant dependence on any one or a few suppliers. In addition, and where the supply market for key raw materials is concentrated, DuPont takes additional steps to manage its exposure to supply chain risk and price fluctuations through, among other things, negotiated long-term contracts some which include minimum purchase obligations. However, there can be no assurance that such mitigation efforts will prevent future difficulty in obtaining sufficient and timely delivery of certain raw materials.

DuPont also takes actions to offset the effects of higher energy and raw material costs through selling price increases, productivity improvements and cost reduction programs. Success in offsetting higher raw material costs with price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the market served. As a result, volatility in these costs may negatively impact the Company's business, results of operations, financial condition and cash flows.

DuPont's manufacturing operations may be adversely affected by impacts of pandemics including government actions and other responsive measures, quarantines and health and availability of essential onsite personnel. DuPont is unable to predict the extent of pandemic related impacts on its business, results of operations, access to sources of liquidity and financial condition which depends on highly uncertain and unpredictable future developments. DuPont's financial results may be materially and adversely impacted by a variety of factors that have not yet been determined, including potential impairments of goodwill and other assets. DuPont, when necessary, will take actions, including reducing costs, restructuring actions, and delaying certain capital expenditures and non-essential spend. In addition, the Company may consider further reductions in or furloughing additional operations in response to further and/or deeper declines in demand and/or or supply chain disruptions. There can be no guaranty that such actions would significantly mitigate the impact on the company's business, results of operations, access to sources of liquidity or financial condition and the Company may experience materially adverse impacts to its business, results of operations and financial condition as a result of related global economic impacts, including inflationary pressures that have occurred and may continue to occur in the future.

The Company's business, results of operations, financial condition and cash flows could be adversely affected by interruption or regulation of the Company's information technology or network systems and storage of information and other business disruptions.
DuPont relies on centralized and local information technology and physical networks and systems, some of which are managed or accessible by third parties, to process, transmit and store electronic information, and to otherwise manage or support its business. Additionally, the Company collects, stores, processes, uses and has access to certain data, including proprietary business and personal information or data that is subject to privacy and security laws, regulations, orders and controls or rules imposed by customer or other contracts. The processing and storage of personal information is increasingly subject to privacy and data security regulations, and many such regulations are country or territory-specific. The interpretation and application of data protection laws in the U.S., Europe, including the EU General Data Protection Regulation, Asia Pacific, Latin America and elsewhere are continuing to evolve and may be different across these jurisdictions. The Company seeks to implement these requirements in a compliant manner. Violations of these laws or standards could result in criminal or civil sanctions, investigations, or enforcement actions. Even the mere allegation of such violations, could harm the Company's ability to do business, its results of operations, financial position and reputation.

Information technology system and/or network disruptions, whether caused by acts of sabotage, employee error, malfeasance or other actions, could have an adverse impact on the Company's operations as well as the operations of the Company's customers and suppliers. Other business disruptions may also be caused by security breaches, which could include, for example, attacks on information technology and infrastructure by hackers, viruses, breaches due to employee error, malfeasance or other actions or other disruptions. DuPont and/or the Company's suppliers may fail to effectively prevent, detect and recover from these or other security breaches and, therefore, such breaches could result in misuse of the Company's assets, loss of property including trade secrets and confidential or personal information, some of which is subject to privacy and security laws, and other business disruptions. As a result, DuPont may be subject to legal claims or proceedings, reporting errors, processing inefficiencies, negative media attention, loss of sales, interference with regulatory compliance which could result in sanctions or penalties, liability or penalties under privacy laws, disruption in the Company's operations, and damage to the Company's reputation, which could adversely affect the Company's business, results of operations, financial condition and cash flows.

Like other major corporations, DuPont is the target of cyber-attacks, from time to time, which include phishing, spam emails, hacking, social engineering, industrial espionage and malicious software. DuPont has determined that these attacks have resulted, and could result in the future, in unauthorized parties gaining access to certain confidential business information. However, risks from previous cybersecurity incidents, have not materially affected, and are not reasonably likely to materially affect, the Company, including its business strategy, results of operations or financial. Although, there can be no assurance that DuPont will not suffer such losses in the future.

DuPont has engaged and expects to continue to engage in merger and acquisition activity. As part of preparatory and post-closing integration activities, the Company: (i) conducts a cybersecurity risk threat assessment and when evidence of a breach is uncovered, conducts additional due diligence; (ii) based on the assessment, the Company develops and implements risk mitigation plans if needed and brings the acquisition under the Company's cyber-attack/breach detection and response programs; and (iii) conducts an internal controls risk and compliance assessment and creates, as needed, responsive action plans intended to mitigate and remediate identified weaknesses in the control environment.

DuPont seeks to actively manage the risks within the Company's control that could lead to business disruptions and security breaches. As these threats continue to evolve, particularly around cybersecurity, DuPont may be required to expend significant resources to enhance the Company's control environment, processes, practices and other protective measures. Despite these efforts, such events could have a material adverse effect on the Company's business, results of operations, financial condition and cash flows.

Enforcing the Company's intellectual property rights, or defending against intellectual property claims asserted by others, could adversely affect the Company's business, results of operations, financial condition and cash flows.
Intellectual property rights, including patents, trade secrets, know-how and confidential information, trademarks, tradenames and trade dress, are important to the Company's business. DuPont endeavors to protect the Company's business, products and processes by obtaining and enforcing intellectual property rights under the intellectual property laws of certain jurisdictions around the world. However, DuPont may be unable to obtain or enforce its intellectual property rights in key jurisdictions for various reasons including government policies and regulations, and changes in such policies and regulations, including changes made in reaction to pressure from non-governmental organizations, or the public generally, which could impact the extent of intellectual property protection afforded by such jurisdictions.

DuPont has designed and implemented internal controls intended to restrict access to and unauthorized use of the Company's confidential information and trade secrets. Despite these precautions, the Company's confidential information and trade secrets are vulnerable to unauthorized access and use through employee error or actions, theft by employees or third parties, cybersecurity incidents and other security breaches. When unauthorized access and use is discovered, DuPont considers the matter for report to governmental authorities for investigation, as appropriate, and takes measures intended to mitigate any potential impact and to stop unauthorized access.

Third parties may also claim the Company's products violate their intellectual property rights. Defending such claims, even those without merit, is time-consuming and expensive. In addition, as a result of such claims, DuPont has and could be required in the future to enter into license agreements, develop non-infringing products or engage in litigation that could be costly. If challenges are resolved adversely, it could negatively impact the Company's ability to obtain licenses on competitive terms, commercialize new products and generate sales from existing products.

Any one or more of the above factors could significantly affect the Company's business, results of operations, financial condition and cash flows.

An impairment of goodwill or intangible assets could negatively impact the Company's financial results.
In connection with completed acquisitions, DuPont has recorded goodwill and other intangible assets on our balance sheet. As a result of the DWDP Merger and related acquisition method of accounting, EIDP's assets and liabilities were remeasured and DowDuPont recognized them at fair value. Since certain of the Company's assets, especially those related to the Water & Protection and Electronics and Industrial segment, and those carried at Corporate & Other at December 31, 2023 are heritage EIDP, declines, if any, in projected cash flows could have a material, negative impact on the fair value of the Company's reporting units and assets. Refer to note 14 of the Consolidated Financial Statements for information regarding the goodwill impairment recorded in 2023.

In accordance with US GAAP, at least annually or more frequently if impairment indicators are identified, DuPont must assess both goodwill and indefinite-lived intangible assets for impairment. Intangible assets with finite lives are tested for impairment when events or changes in circumstances indicate their carrying value may not be recoverable. If testing indicates that goodwill or intangible assets are impaired, their carrying values will be written down based on fair values with a charge against earnings. Where DuPont utilizes discounted cash flow methodologies in determining fair values, significant negative industry or economic trends and forecasts (including projected revenue, gross margins, selling, administrative, research and development expenses, capital expenditures, the weighted average cost of capital, the terminal growth rates, and the tax rates), disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant change or planned changes in use of our assets, changes in the structure of our business, divestitures, market capitalization declines or increases in associated discount rates may impair our goodwill and other intangible assets. When DuPont utilizes the market approach in determining fair values, adverse changes in projected EBITDA and derived multiples from comparable market transactions may impair our goodwill. Accordingly, any determination requiring the write-off of a significant portion of goodwill or intangible assets could negatively impact the Company's results of operations.

Failure to effectively manage acquisitions, divestitures, alliances and other portfolio actions could adversely impact the Company's business, results of operations, financial condition and cash flows.

DuPont continuously evaluates acquisition candidates, including significant transactions, that may strategically fit the Company's business and/or growth objectives. If DuPont is unable to successfully integrate and develop acquired businesses, DuPont could fail to achieve anticipated synergies and cost savings, including any expected increases in revenues and operating results, which could have a material adverse effect on the Company's financial results. DuPont expects to continually review the Company's portfolio of assets for contributions to the Company's objectives and alignment with the Company's growth strategy. The Letter Agreement between the Company and Corteva limits DuPont's ability to separate certain businesses and assets to third parties without assigning certain of its indemnification obligations under the DWDP Separation and Distribution Agreement to the transferee of such businesses and assets or meeting certain other alternative conditions. DuPont may be unable to meet the conditions under the Letter Agreement, if applicable. Even if the conditions under the Letter Agreement are met or are not applicable, DuPont may not be successful in separating underperforming or non-strategic assets, and gains or losses on the divestiture of, or lost operating income from, such assets may affect the Company's earnings. Moreover, DuPont might incur asset impairment charges related to acquisitions or divestitures that reduce the Company's earnings. In addition, if the execution or implementation of acquisitions, divestitures, alliances, joint ventures and other portfolio actions is not successful and/or the Company fails to effectively manage its cost as its portfolio evolves, it could adversely impact the Company's business, results of operations, financial condition and cash flows.

Failure to maintain a streamlined operating model and sustain operational improvements may reduce the Company's profitability or adversely impact the Company's business, results of operations, financial condition and cash flows.

The Company's profitability and margin growth will depend in part on the Company's ability to maintain a streamlined operating model and drive sustainable improvements, through actions and projects, such as consolidation of manufacturing facilities, transitions to cost-competitive regions and product line rationalizations. A variety of factors may adversely affect the Company's ability to realize the targeted cost synergies, including failure to successfully optimize the Company's facilities footprint, the failure to take advantage of the Company's global supply chain, the failure to identify and eliminate duplicative programs. There can be no assurance that DuPont will be able to achieve or sustain any or all of the cost savings generated from restructuring actions.

The Company's results will be affected by competitive conditions and customer preferences.

Demand for the Company's products, which impacts revenue and profit margins, will be affected by (i) the development and timing of the introduction of competitive products; (ii) the Company's response to downward pricing trends to stay competitive; (iii) changes in customer preferences, order patterns, such as changes in the levels of inventory maintained by customers and the timing of customer purchases which may be affected by announced price changes and other factors outside of the Company's control; (iv) availability and cost of raw materials and energy, as well as the Company's ability and success in passing through increases in such costs; (v) levels of economic growth in the geographic and end use markets served by the Company; (vi) changes in buying patterns thought to be temporary destocking could be indicative of loss of market share and (vii) the mega-trends in digital transformation, connectivity, automation and ethics, environmental impact and sustainability driven purchasing decisions.

The demand for product offerings that align with sustainability goals is expected to continue to increase. Customers are seeking products that are made using environmentally sound practices and materials, and which adhere to ethical and human rights standards. Demand for product offerings that are less carbon-intensive or customers determine support their respective sustainability goals (in areas such as Substances of Concern, Circular Economy, Waste, Water, nature/biodiversity, Responsible Procurement, Human Rights) is expected to continue to increase, driven by end-user and customer demand, investor preference, and government legislative and market- and product-specific actions in response to risks created by climate change. Failure to timely react to these trends and manage the Company's product portfolio and innovation activities responsively could decrease the competitiveness of the Company's products and result in the de-selection of the Company as a partner of choice. In addition, the failure to set goals, take actions, make progress and report against, commensurate with relevant market competitors, the Company's sustainability strategy, could harm the Company's reputation, and its ability to compete and to attract top talent, and could result in increased investor activism and the deselection of the Company as a partner or supplier of choice.

Success in achieving the Company's growth objectives is significantly dependent on the timing and market acceptance of the Company's new product offerings, including the Company's ability to renew the Company's pipeline of new product offerings and to bring those offerings to market. This ability may be adversely affected by difficulties or delays in product development, such as the inability to identify viable new products, obtain adequate intellectual property protection, or gain market acceptance of new products.

The Company invests resources in technology and its operational assets to satisfy anticipated demand. There is no guarantee that demand will support the Company's new investments.

There are no guarantees that new product offerings will prove to be commercially successful. Additionally, the Company's expansion into new markets may result in greater-than-expected risks, liabilities and expenses.

Failure to attract and retain talented people with the necessary knowledge and experience could adversely affect Company's ability to compete and achieve its strategic goals.
Attracting, developing, and retaining talented employees is essential to the Company's successful delivery of products and services, ability to innovate, including developing new products and technologies, and ability to identify trends and develop new markets.

Competition for employees can be intense. If the Company is unable to successfully integrate, motivate and reward its employees, it may not be able to retain them or attract new employee in the future which could adversely impact the Company's ability to compete effectively. The Company may be required to increase salary and/or benefits to attract top performers which could significantly increase the Company's costs and adversely impact its results of operations.

Risks Relating to Capital Resources and Liquidity

Changes in the Company's credit ratings could increase the Company's cost of borrowing or restrict the Company's ability to access debt capital markets. The Company's credit ratings are important to the Company's cost of capital.
DuPont relies on access to the debt capital markets and other short-term borrowings to finance the Company's long-term and day-to-day operations. A decrease in the ratings assigned to it by the ratings agencies may negatively impact the Company's access to the debt capital markets and increase the Company's cost of borrowing. The major rating agencies will routinely evaluate the Company's credit profile and assign debt ratings to it. This evaluation is based on a number of factors, which include weighing the Company's financial strength versus business, industry and financial risk. The addition of further leverage to the Company's capital structure could impact the Company's credit ratings. Failure to maintain an investment grade rating at the Company's current level would adversely affect the Company's cost of funding and the Company's results of operations and could adversely affect the Company's liquidity and access to the capital markets. Any limitation on the Company's ability to continue to raise money in the debt capital markets could have a substantial negative effect on the Company's liquidity. If DuPont is unable to generate sufficient cash flow or maintain access to adequate external financing, it could restrict the Company's current operations, activities under its current and future stock buyback programs, and the Company's growth opportunities, which could adversely affect the Company's operating results.

A significant percentage of the Company's net sales are generated from the Company's international operations and are subject to economic, geo-political, foreign exchange and other risks.
DuPont does business globally in about 50 countries. The percentage of net sales generated by the international operations of DuPont, including U.S. exports, was approximately 68 percent of net sales on a continuing operations basis for the year ended December 31, 2023. With Asia Pacific as the Company's largest region by revenue and China as the largest country within the Asia Pacific region and second largest globally by revenue, DuPont expects the percentage of the Company's net sales derived from international operations to continue to be significant. Risks related to international operations include:
- exchange control regulations
- fluctuations in foreign exchange rates
- foreign investment laws
- GDP growth rate, especially in the U.S. and China

The Company's international operations expose it to fluctuations in foreign currencies relative to the U.S. dollar, which could adversely affect the Company's results of operations. As of the year ended December 31, 2023, the Company's largest currency exposures are the European euro, Chinese renminbi, Japanese yen, South Korean won and Canadian dollar. U.S. dollar fluctuations against foreign currency have an impact to commercial prices and raw material costs in some cases and could result in local price increases if the price or raw material costs is denominated in U.S. dollar.

Sales and expenses of the Company's non-U.S. businesses are also translated into U.S. dollars for reporting purposes and fluctuations of foreign currency against the U.S. dollar could impact U.S. dollar-denominated earnings. In addition, the Company's assets and liabilities denominated in foreign currencies can also be impacted by foreign currency exchange rates against the U.S. dollar, which could result in exchange gain or loss from revaluation.

DuPont also faces exchange rate risk from the Company's investments in subsidiaries owned and operated in foreign countries.

DuPont has a balance sheet hedging program and actively looks for opportunities in managing currency exposures related to earnings. However, foreign exchange hedging activities bear a financial cost and may not always be available to it or be successful in completely mitigating such exposures.

DuPont generates significant amounts of cash outside of the United States that is invested with financial and non-financial counterparties. While DuPont employs comprehensive controls regarding global cash management to guard against cash or investment loss and to ensure the Company's ability to fund the Company's operations and commitments, a material disruption to the counterparties with whom DuPont transacts business could expose it to financial loss.

Any one or more of the above factors could adversely affect the Company's international operations and could significantly affect the Company's business, results of operations, financial condition and cash flows.

Risks Related to Regulatory Changes and Compliance

Risks related to trade disputes, regulations and policies could adversely impact DuPont's results of operations.
Trade regulations, policies and disputes can and have increased tariffs, trade barriers, limited the Company's ability to sell certain products to certain customers, and otherwise impacted the Company's global supply and distribution chains and research and development activities. In particular, trade tensions between the US and China have led to increased trade restrictions on the semiconductor business, particularly exports to China of US-regulated products and technology, that have affected downstream demand impacting ordering patterns from certain customers of the Semiconductor technologies business. Continuing or expanding trade restrictions or disputes could adversely impact demand for and manufacture, distribution or sale of the Company's products, and restrict access to certain markets, any of which could have a material adverse effect on the Company's results of operations and growth prospects. China's policy to enhance domestic supply in sectors where the Company competes, could impact future demand for the Company's products.

The costs of complying with evolving regulatory requirements could negatively impact the Company's business, results of operations, financial condition and cash flows. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations and substantial civil or criminal sanctions, as well as the assessment of strict liability and/or joint and several liability.
DuPont continues to be subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment, product content, greenhouse gas emissions, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances, which include certain substances of concern, and waste materials. Costs and capital expenditures relating to environmental, health or safety matters are subject to evolving regulatory requirements and depend on the timing of the promulgation and enforcement of specific standards which impose the requirements. Moreover, changes in the regulatory environment could inhibit or interrupt the Company's operations, require modifications to the Company's products, processes or facilities or cause the Company to discontinue or relocate the production of certain products. Changes to regulations or the implementation of additional regulations, may result in significant costs or capital expenditures or require changes in business practice that could result in reduced margins or profitability.

Accordingly, environmental, health or safety regulatory matters could result in significant unanticipated costs or liabilities causing a negative impact on the Company's business, cash flows and results of operations.

The Company's business, results of operations and reputation could be adversely affected by industry-specific risks including process safety and product stewardship/regulatory compliance issues.
DuPont is subject to risks which include, but are not limited to, product safety or quality; shifting consumer preferences and public perception; federal, state, and local regulations on manufacturing or labeling; packaging, environmental, health and safety regulations; and customer product liability claims.

In most jurisdictions, DuPont must test the safety, efficacy and environmental impact of the Company's products to satisfy regulatory requirements and obtain the needed approvals. In certain jurisdictions, DuPont must periodically renew the Company's approvals, which may require it to demonstrate compliance with then-current standards. The regulatory approvals process is lengthy, complex and in some markets unpredictable, with requirements that can vary by product, technology, industry and country. Regulatory standards and trial procedures are continuously changing in response to technological developments, changes in legislation, and governmental, NGO and societal demands for increasing levels of product safety and environmental protection. The pace of change together with the lack of regulatory harmony could result in unintended noncompliance. To maintain the Company's right to produce or sell existing products or to commercialize new products, DuPont must be able to demonstrate the Company's ability to satisfy the requirements of regulatory agencies, industries, and customers.

The failure to meet existing and new requirements or receive necessary permits or approvals could have near- and long-term effects on the Company's ability to produce and sell certain current and future products, which could significantly increase operating costs and adversely affect the Company's business, results of operations, financial condition and cash flows. In addition, negative publicity related to product liability, safety, health and environmental matters may damage the Company's reputation.

Changes in the global and local tax regulatory environments in, and the distribution of income among, the various jurisdictions in which the Company operates, could adversely impact DuPont's results of operations.

DuPont's future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in tax laws, regulations and judicial rulings (or changes in the interpretation thereof), changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, changes in the amount of earnings permanently reinvested offshore, the results of audits and examinations of previously filed tax returns and continuing assessments of the Company's tax exposures and various other governmental enforcement initiatives. The Company has ongoing federal, state and international income tax audits in various jurisdictions and evaluates uncertain tax positions that may be challenged by local tax authorities. The impact, if any, of these audits to the Company's unrecognized tax benefits is not estimable. The Company's tax expense includes estimates of tax reserves and reflects other estimates and assumptions, including assessments of future earnings of the Company which could impact the valuation of the Company's deferred tax assets.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted into law in the United States. Among other changes to the Internal Revenue Code of 1986, as amended (the "Code"), the IRA imposes a 15 percent corporate alternative minimum tax on certain corporations (the "CAMT"). Changes in tax laws or regulations, including further regulatory developments in connection with the IRA; multi-jurisdictional changes enacted in response to the action items provided by the Organization for Economic Co-operation and Development (OECD) including the OECD's Global Anti-Base Erosion ("GloBE) rules under Pillar Two, which introduces a global minimum corporate tax rate set at 15 percent on multinational enterprises; and the OECD's, European Commission's and other major jurisdiction's heightened interest in and taxation of large multi-national companies, increase tax uncertainty and impact the Company's effective tax rate and provision for income taxes. Given the unpredictability of possible further changes to and the potential interdependency of the United States or foreign tax laws and regulations, it is difficult to predict the cumulative effect of such tax laws and regulations on DuPont's results of operations.

The Company's business, results of operations and reputation could be harmed by improper conduct by its employees, agents or business partners.

DuPont is required to comply with numerous U.S. and non-U.S. laws and regulations including those related to anti-corruption, anti-bribery, global trade, trade sanctions, anti-trust, anti-money laundering laws, anti-slavery and human rights. The Company's policies mandate compliance with these laws and regulations. The Company operates globally, including in parts of the world that are recognized as having governmental and commercial corruption and where local customs and practices can be inconsistent with anti-corruption and/or anti-bribery laws. Despite the Company's training and compliance program, DuPont cannot ensure that its internal control processes will prevent improper action by employees, agents, distributors, suppliers or business partners. Violations of these laws could result in criminal or civil sanctions and even the mere allegation of such violations, could harm the Company's ability to do business, its results of operations, financial position and reputation.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Risk Management and Strategy

DuPont has implemented processes for assessing, identifying and managing material risks from cybersecurity threats, which are integrated into the Company's overall risk management systems and processes. DuPont's cybersecurity risk management program leverages the National Institute of Standards and Technology (NIST) framework. The Company regularly assesses the threat landscape and takes a holistic view of cybersecurity risks, with a layered cybersecurity strategy based on prevention, detection and containment. The Company has other policies and procedures which directly or indirectly relate to cybersecurity, including those related to remote access monitoring, encryption standards, antivirus protection, multifactor authentication, confidential information and the use of the internet, social media, email and wireless devices. The Company also engages third parties in connection with the assessment of its cybersecurity risk management processes against the NIST framework.

DuPont has dedicated Information Technology security professionals that form the DuPont Cyber Incident Response Team ("DCIRT"). The DCIRT is led by our Chief Information Security Officer ("CISO") and is responsible for the detection and initial assessment of cybersecurity threats and incidents (collectively, "cyber incidents"), whether internal or experienced by significant third-party service providers, using, among other means, third-party software. The DCIRT classifies detected cyber incidents into one of four categories based on potential impact to the functionality of the affected systems, possible or known information involved and recoverability effort. The classification of a cyber incident is designed to allow rapid prioritization, response and escalation. The CISO and the Chief Information Officer ("CIO") are alerted as to any detected cyber incident that is potentially significant. Incidents are documented for regular internal reporting processes including notations and considerations of related attacks.

The CIO and CISO are required to engage the Cybersecurity Incident Review Committee ("CIRC"), a subcommittee of the DuPont Disclosure Committee, if a cyber incident has materially affected, or is reasonably likely to materially affect, the Company, including its business strategy, results of operations or financial condition. The CIRC is engaged if, in the opinion of the DCIRT, based on information then-available, a cyber incident is, or it is reasonably possible it may be, classified in one of the highest two severity categories discussed above. The CIRC includes membership representation from information technology, legal, finance, investor relations and internal audit and, if appropriate, the impacted business. The CIRC is responsible for performing a materiality assessment, activating the Crisis Management Committee ("CMC") when applicable, and overseeing the public disclosure of material cybersecurity matters, as appropriate. The CIRC coordinates with the Company's legal counsel and third parties, such as consultants and legal advisors, as needed. The CMC is a standing committee comprised of senior management and reports to the CEO. In the event the CMC is activated in relation to a cyber incident, the CEO is required by Board adopted policy to notify the Lead Director and any member of the Board of Directors identified as having cybersecurity expertise.

As part of preparatory and post-closing integration activities in connection with merger and acquisition activity, the Company: (i) conducts a cybersecurity risk threat assessment and when evidence of a breach is uncovered, conducts additional due diligence; (ii) based on the assessment, the Company develops and implements risk mitigation plans if needed and brings the acquisition under the Company's cyber-attack/breach detection and response programs; and (iii) conducts an internal controls risk and compliance assessment and creates, as needed, responsive action plans intended to mitigate and remediate identified weaknesses in the control environment.

DuPont deploys annual cybersecurity training for employees and considers this a critical step in safeguarding the Company's data and assets. The training provides employees and contractors with a baseline understanding of cybersecurity fundamentals to prevent security breaches and safely identify potential threats. The course includes enhancements to strengthen our defensive stance against the increasing number and sophistication of cyberattacks worldwide and includes interactive modules covering various areas, including insider attacks, phishing and email attacks, preventing malware attacks, data protection, data handling, passwords, cloud and internet security and cybersecurity fundamentals for mobile devices.

Like other major corporations, DuPont is the target of cyber-attacks from time to time. However, risks from previous cybersecurity incidents, have not materially affected, and are not reasonably likely to materially affect, the Company, including its business strategy, results of operations or financial condition. For additional information about risks related to cybersecurity, see "The Company's business, results of operations, financial condition and cash flows could be adversely affected by interruption of the Company's information technology or network systems and other business disruptions" in Item 1A. Risk Factors of this Annual Report.

Governance

Roles and Responsibilities

Cybersecurity is an important part of our risk management processes and an area of focus for DuPont's Board of Directors and management. The CIO and the CISO are primarily responsible for assessing and managing material risks from cybersecurity threats. The CIO has fifteen years of cybersecurity experience, including six years with DuPont, and the CISO has twenty-six years of cybersecurity experience, including one year with DuPont. Each of the CIO and CISO maintain industry recognized credentials relevant to their roles.

The Board, acting through its committee structure, is responsible for overseeing management's implementation and execution of the risk management process and for coordinating the outcome of reviews by Committees in their respective risk areas. Although each Committee is responsible for overseeing the management of certain risks, the full Board is regularly informed by the Committees about these risks. This helps enable the Board and the Committees to coordinate risk oversight and the relationships among the various risks faced by the Company, including cybersecurity risk.

The full Board is responsible for oversight of cybersecurity risk and receives regular reports from the CIO and the CISO. The CIO and the CISO also present their assessment of material risks from cybersecurity threats to the Board at least annually. The Audit Committee receives periodic reports regarding information technology general controls ("ITGC") in connection with its oversight of internal control over financial reporting. The impact, if any, of cyber incidents on internal control over financial reporting is also discussed with the full Board. The Nomination and Governance Committee considers cyber expertise in vetting nominees for the Board and recommending Committee appointments, and DuPont's Board of Directors has determined that one of its independent board members has cybersecurity expertise.

ITEM 2. PROPERTIES

The Company's corporate headquarters is located in Wilmington, Delaware. The Company's manufacturing, processing, marketing and research and development facilities, as well as regional purchasing offices and distribution centers are located throughout the world. Additional information with respect to the Company's property, plant and equipment and leases is contained in Notes 12, 17 and 23 to the Consolidated Financial Statements.

The Company has investments in property, plant and equipment related to global manufacturing operations. Collectively there are approximately 100 principal sites in total. The number of manufacturing and other significant sites by reportable segment and geographic area around the world at December 31, 2023 is as follows:

Geographic Region	*Electronics & Industrial*	*Water & Protection*	*Corporate & Other*	*Total* [2]
Asia Pacific	20	10	2	32
EMEA [1]	6	8	2	16
Latin America	4	—	1	5
U.S. & Canada	29	14	8	51
Total	59	32	13	104

1. Europe, Middle East, and Africa.
2. Sites that are used by multiple segments are included more than once in the figures above.

The Company's principal sites include facilities which, in the opinion of management, are suitable and adequate for their use and have sufficient capacity, or plans to increase capacity, which meet the Company's current needs and expected near-term growth. Properties are primarily owned by the Company; however, certain properties are leased. No title examination of the properties has been made for the purpose of this report and certain properties are shared with other tenants under long-term leases.

ITEM 3. LEGAL PROCEEDINGS

The Company and its subsidiaries are subject to various litigation matters, including, but not limited to, product liability, patent infringement, antitrust claims, and claims for third-party property damage or personal injury stemming from alleged environmental torts. Information regarding certain of these matters is set forth below and in Note 16 to the Consolidated Financial Statements, which also includes discussion of the allocation of liabilities in connection with the DWDP Distributions.

Litigation
See Note 16 to the Consolidated Financial Statements.

Environmental Proceedings
The Company believes it is remote that the following matters will have a material impact on its financial position, liquidity or results of operations. The description is included per Regulation S-K, Item 103(c) of the Securities Exchange Act of 1934.

Divested Neoprene Facility, La Place, Louisiana - EPA Compliance Inspection
In 2016, the EPA conducted a focused compliance investigation at the Denka Performance Elastomer LLC ("Denka") neoprene manufacturing facility in La Place, Louisiana. EIDP sold the neoprene business, including this manufacturing facility, to Denka in the fourth quarter of 2015. Subsequent to this inspection, the U.S. Environmental Protection Agency ("EPA"), the U.S. Department of Justice ("DOJ"), the Louisiana Department of Environmental Quality ("DEQ"), the Company (originally through EIDP), and Denka began discussions in the spring of 2017 relating to the inspection conclusions and allegations of noncompliance arising under the Clean Air Act, including leak detection and repair. DuPont, Denka, EPA, DOJ and DEQ are continuing these discussions, which include potential settlement options.

New Jersey Directive PFAS
On March 25, 2019, the New Jersey Department of Environmental Protection ("NJDEP") issued a Directive and Notice to Insurers to a number of companies, including Chemours, DowDuPont, EIDP, and certain DuPont subsidiaries. NJDEP's allegations relate to former operations of EIDP involving poly- and perfluoroalkyl substances, ("PFAS"), including PFOA and PFOA- replacement products. The NJDEP seeks past and future costs of investigating, monitoring, testing, treating, and remediating New Jersey's drinking water and waste systems, private drinking water wells and natural resources including groundwater, surface water, soil, sediments and biota. The Directive seeks certain information as to future costs and information related to the historic uses of PFAS and replacement chemicals including "information ranging from use and discharge of the chemicals through wastewater treatment plants, air emissions, and sales of products containing the chemicals to current development, manufacture, use and release of newer chemicals in the state."

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the NYSE under the ticker symbol "DD."

During 2023 and 2022, the Company paid quarterly dividends on its common stock of $0.36 and $0.33 per share, respectively.

The DuPont Board of Directors on February 5, 2024, declared a first quarter 2024 dividend of $0.38 per share, a 6 percent per share increase versus the first quarter 2023 dividend. The first quarter 2024 dividend is payable on March 15, 2024, to holders of record at the close of business on February 29, 2024. The Company expects to continue to pay quarterly dividends, although each dividend is subject to the approval of the Company's Board of Directors.

At January 31, 2024, there were 64,151 stockholders of record.

See Part III, Item 11. Executive Compensation for information relating to the Company's equity compensation plans.

Issuer Purchases of Equity Securities

In November 2022, DuPont's Board of Directors approved a new share repurchase program authorizing the repurchase and retirement of up to $5 billion of common stock, (the "$5B Share Buyback Program"). For the three months ended December 31, 2023, there were no purchases of the Company's common stock. At December 31, 2023, there was no remaining buyback authorization.

Stockholder Return

The form of the chart presented below is in accordance with the requirements of the U.S. Securities and Exchange Commission. Stockholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance. The chart illustrates the cumulative total return of the Company's stock based on a presumed investment of $100 on December 31, 2018 and a presumption that all dividends were reinvested. The historical stock prices of DuPont presented in the chart have been adjusted to reflect the impact of the DWDP Distributions and the Reverse Stock Split. The Company elected to display the closing price on May 31, 2019, the day preceding the Corteva Distribution, in order to provide the reader a more useful baseline for the Company's performance as a specialty products company after consummation of the DWDP Distributions. The chart does not reflect the Company's forecast of future financial performance.



Cumulative Total Return	December 31, 2018	May 31, 2019 [1]	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
DuPont	$ 100.00	$ 85.96	$ 86.18	$ 97.65	$ 112.69	$ 97.60	$ 111.59
S&P 500	$ 100.00	$ 110.74	$ 131.49	$ 155.68	$ 200.37	$ 164.08	$ 207.21
S&P Industrials	$ 100.00	$ 112.55	$ 129.37	$ 143.68	$ 174.02	$ 164.49	$ 194.31

1. Represents the day preceding the Corteva Distribution.

ITEM 6. RESERVED

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations is provided as a supplement to, and should be read in conjunction with, the consolidated financial statements and related notes to enhance the understanding of the Company's operations and present business environment. Components of management's discussion and analysis of financial condition and results of operations include:

- Overview
- Analysis of Operations
- Result of Operations
- Segment Results
- Outlook
- Liquidity and Capital Resources
- Recent Accounting Pronouncements
- Critical Accounting Estimates
- Long-Term Employee Benefits
- Environmental Matters

OVERVIEW

As of December 31, 2023, the Company has $4.4 billion of net working capital and $2.4 billion in cash and cash equivalents. The Company expects its cash and cash equivalents, cash generated from operations, and ability to access the debt capital markets to provide sufficient liquidity and financial flexibility to meet the liquidity requirements associated with its continued operations. The Company continually assesses its liquidity position, including possible sources of incremental liquidity, in light of the current economic environment, capital market conditions and Company performance.

Mobility & Materials Divestitures

On November 1, 2022, (the "Transaction Date") DuPont completed the previously announced divestiture of the majority of the historic Mobility & Materials segment, including the Engineering Polymers business line and select product lines within the Advanced Solutions and Performance Resins business lines (the "M&M Divestiture"). The Company had previously entered into a Transaction Agreement (the "Transaction Agreement") with Celanese Corporation ("Celanese") on February 17, 2022 for a purchase price of $11.0 billion in cash. Cash received on the Transaction Date, as adjusted for preliminary and other adjustments was $11.0 billion. These adjustments include approximately $0.5 billion of cash transferred with the M&M Divestiture for which DuPont was reimbursed at closing resulting in net proceeds of $10.5 billion.

On February 18, 2022, the Company announced that its Board of Directors approved of the divestiture of the Delrin® acetal homopolymer (H-POM) business (the "Delrin® Divestiture"). On November 1, 2023, the Company closed the sale of the Delrin® business to TJC LP ("TJC"), (the "Delrin® Divestiture"). DuPont received cash proceeds of approximately $1.28 billion, which includes certain customary transaction adjustments, a note receivable of $350 million and acquired a 19.9 percent non-controlling equity interest in Derby Group Holdings LLC, ("Derby"). The customary transaction adjustments related to $27 million of cash transferred with the Delrin® Divestiture for which DuPont was reimbursed at closing resulting in net cash proceeds of $1.25 billion. TJC, through its subsidiaries, holds the 80.1 percent controlling interest in Derby. The Delrin® Divestiture together with the M&M Divestiture (collectively the "M&M Divestitures" and the businesses in scope for the M&M Divestitures collectively the "M&M Businesses") represent a strategic shift that has a major impact on DuPont's operations and results.

The financial position of DuPont as of December 31, 2022 presents the assets and liabilities of the Delrin® Divestiture as held for sale, presented as discontinued operations. The results of operations for the year ended December 31, 2023 present the financial results of the Delrin® Divestiture through the November 1, 2023 transaction date, as discontinued operations. In the comparative period, the results of operations for the years ended December 31, 2022 and 2021 present the financial results of the M&M Businesses as discontinued operations. For the year ended December 31, 2023, the Consolidated Statements of Cash Flows present the cash flows of the Delrin® Divestiture as discontinued operations. In the comparative period, the cash flows for the years ended December 31, 2022 and 2021 present the financial results of the M&M Businesses as discontinued operations. The comprehensive income of the M&M Businesses have not been segregated and are included in the Consolidated Statements of Comprehensive Income, respectively, for all periods presented. Unless otherwise indicated, the information in the notes to the Consolidated Financial Statements refer only to DuPont's continuing operations and do not include discussion of balances or activity of the M&M Businesses. See Note 4 to the Consolidated Financial Statements for additional information.

The Auto Adhesives & Fluids, Multibase^{TM} and Tedlar® product lines, previously reported within the historic Mobility & Materials segment, (the "Retained Businesses") were not included in the scope of the M&M Divestitures. The Retained Businesses are included in Corporate & Other.

Spectrum Acquisition
On August 1, 2023, the Company completed the previously announced acquisition of Spectrum Plastics Group ("Spectrum") from AEA Investors (the "Spectrum Acquisition"). Spectrum manufactures flexible packaging products, plastic and silicone extrusions, and components for the industrial, food and medical business sectors throughout the United States and international markets. Spectrum is being integrated into the Electronics & Industrial segment. The net purchase price was approximately $1,792 million, including a net upward adjustment of approximately $43.1 million for acquired cash and net working capital, among other items. See Note 3 to the Consolidated Financial Statements for additional information.

Terminated Intended Rogers Acquisition
On November 1, 2022, the Company announced the termination of the previously announced agreement to acquire the outstanding shares of Rogers Corporation ("Rogers") as DuPont and Rogers were unable to obtain timely clearance from all the required regulators ("Terminated Intended Rogers Acquisition").

N&B Transaction
On February 1, 2021, the Company completed the divestiture of the Nutrition & Biosciences ("N&B") business to International Flavors & Fragrance Inc. ("IFF") in a Reverse Morris Trust transaction (the "N&B Transaction") that resulted in IFF issuing shares to DuPont stockholders. In connection with the N&B Transaction, N&B made a one-time cash payment of approximately $7.3 billion (the "Special Cash Payment") to DuPont.

The results of operations of DuPont for all periods presented reflect the historical financial results of N&B as discontinued operations. The comprehensive income related to N&B has not been segregated and are included in the Consolidated Statements of Comprehensive Income for the applicable period. Unless otherwise indicated, the information in the notes to the Consolidated Financial Statements refer only to DuPont's continuing operations and do not include discussion of balances or activity of N&B. See Note 4 to the Consolidated Financial Statements for additional information.

Laird Performance Materials
On July 1, 2021, DuPont completed the acquisition of Laird Performance Materials ("Laird PM") from Advent International ("Laird PM Acquisition") for cash consideration of $2.4 billion, which reflects adjustments, primarily for acquired cash and net working capital. Laird PM has been integrated into the Electronic & Industrials segment. See Note 3 to the Consolidated Financial Statements for additional information.

Other Divestitures
In May 2022, the Company completed the sale of its Biomaterials business unit, which included the Company's equity method investment in DuPont Tate & Lyle Bio Products, to the Huafon Group. Total consideration received related to the sale was approximately $240 million. In May 2022, a pre-tax gain of $26 million ($21 million net of tax) was recorded in "Sundry income (expense) - net" in the Company's Consolidated Statements of Operations. The results of operations of the Biomaterials business unit are reported in Corporate & Other for 2021 and 2022.

On December 31, 2021, the Company completed the sale of its Clean Technologies business unit, which is part of Corporate & Other. Total consideration related to the sale of the business is approximately $510 million, with cash proceeds of about $500 million reflecting adjustments for customary closing costs as defined within the purchase agreement. For the year ended December 31, 2021, a pre-tax loss of $3 million ($39 million loss net of tax, primarily driven by nondeductible goodwill) on the disposition was recorded in "Sundry income (expense) - net" in the Company's Consolidated Statements of Operations.

In the second quarter of 2021, the Company completed the sale of its Solamet® business unit, which was part of Corporate & Other. Total consideration received related to the sale of the business was approximately $190 million. The sale resulted in a pre-tax gain of $140 million ($105 million net of tax) which was recorded in "Sundry income (expense) - net" in the Company's Consolidated Statements of Operations.

ANALYSIS OF OPERATIONS

Macroeconomic Conditions

In 2023, DuPont continued to experience the impact of macroeconomic factors primarily involving channel inventory destocking and slower industrial demand in China. The ultimate extent to which these macroeconomic factors will continue to impact DuPont's results is not known.

The global economy has been impacted in recent years by supply chain disruptions and inflationary cost pressures as well as the military conflict between Russia and Ukraine and the COVID-19 pandemic. In 2022, the Company exited substantially all business operations in Russia and the Company does not have operations in the Ukraine. The military conflict in the Ukraine did not have a significant impact on results in 2023. The COVID-19 pandemic is not expected to have a significant impact on the Company's businesses globally in the foreseeable future.

Joint Settlement Agreement

On January 22, 2021, the Company, Corteva, EIDP and Chemours entered into a binding Memorandum of Understanding (the "MOU"), pursuant to which the parties have agreed to share certain costs associated with potential future liabilities related to alleged historical releases of certain PFAS arising out of pre-July 1, 2015 conduct ("eligible PFAS costs") until the earlier to occur of (i) December 31, 2040, (ii) the day on which the aggregate amount of qualified spend (as defined in the MOU) is equal to $4 billion or (iii) a termination in accordance with the terms of the MOU. The parties have agreed that, during the term of this sharing arrangement, Chemours will bear 50 percent of any qualified spend and the Company and Corteva shall together bear 50 percent of any qualified spend. As of December 31, 2023, the Company has recorded an indemnification liability of $206 million in connection with the cost sharing arrangement related to future eligible PFAS costs.

Total pre-tax charges of $487 million and $96 million related to the MOU are reflected as a loss from discontinued operations for the year ended December 31, 2023 and 2022, respectively, in the Company's Consolidated Statements of Operations.

The pre-tax charges for the year ended December 31, 2023, are primarily driven by the definitive agreement reached in June 2023 by Chemours, Corteva, EIDP and DuPont to comprehensively resolve all PFAS-related claims of a defined class of U.S. public water systems, (the "Water District Settlement Agreement") for $1.185 billion in cash to be paid to a Qualified Settlement Fund, (the "Water District Settlement Fund") of which DuPont is responsible for $400 million. DuPont's $400 million contribution was made in the third quarter 2023 and is reflected in "Restricted cash and cash equivalents "on the Consolidated Balance Sheets as of December 31, 2023. The increase in pre-tax charges also reflects the agreement by Chemours, Corteva and DuPont with the State of Ohio in which the three companies agreed to pay $110 million of which DuPont's portion is $39 million. The Ohio agreement triggers a supplemental payment of $25 million to the State of Delaware related to an agreement reached in 2021 of which the Company's portion is $9 million.

See Note 16 of the Consolidated Financial Statements for additional information.

Long-Lived Asset and Indefinite-Lived Asset Impairments

In connection with the M&M Divestitures, in the first quarter of 2022 a portion of an equity method investment was reclassified to "Assets of discontinued operations" within the Consolidated Balance Sheets. The reclassification served as a triggering event requiring the Company to perform an impairment analysis on the retained portion of the equity method investment held within "Investments and noncurrent receivables" on the Consolidated Balance Sheets. As a result of the analysis the Company recorded an impairment charge of $94 million ($65 million net of tax) in "Restructuring and asset related charges - net" in the Consolidated Statements of Operations for the year ended December 31, 2023 related to the Electronics & Industrial segment.

See Notes 6 and 14 of the Consolidated Financial Statements for additional information.

Dividends

During 2023, the Board of Directors authorized and paid quarterly dividends of $0.36 per share to shareholders of record in the first, second, third and fourth quarters, respectively.

The DuPont Board of Directors on February 5, 2024 declared a first quarter 2024 dividend of $0.38 per share, a 6 percent per share increase versus the first quarter 2023 dividend, payable on March 15, 2024, to holders of record at the close of business on February 29, 2024.

Share Buyback Program

In February 2022, the Company's Board of Directors authorized a $1.0 billion share buyback program, with an expiration date in March 2023. At the end of the third quarter 2022, the Company had repurchased and retired a total of 11.9 million shares for $750 million under the 2022 Share Buyback Program, with $250 million remaining on the authorization. The remaining $250 million was completed in 2022 as part of the Company's $3.25B ASR Transaction discussed below.

On November 7, 2022, DuPont's Board of Directors approved a new share repurchase program authorizing the repurchase and retirement of up to $5 billion of common stock (the "$5B Share Buyback Program") in addition to the $250 million remaining under the Company's 2022 Share Buyback Program. The new repurchase program expires on June 30, 2024, unless extended or shortened by the Board of Directors. On November 10, 2022, DuPont entered into an accelerated share repurchase ("ASR") transaction with three financial counterparties for the repurchase of an aggregate of approximately $3.25 billion (the "$3.25B ASR Transaction"). In accordance with the terms of the agreements with the counterparties, DuPont received initial deliveries of 38.8 million shares in the aggregate, which were retired immediately and were recorded as a reduction to retained earnings. The $3.25B ASR transaction was funded with cash on hand from the M&M Divestiture. In connection with the completion of the transaction, the remaining $613 million was settled as a forward contract indexed to DuPont common stock at the time of settlement, classified within stockholders' equity. At the completion of the $3.25B ASR Transaction, the Company had repurchased and retired a total of 46.8 million shares at an average price of $69.44 per share.

In the third quarter 2023, DuPont entered into an ASR agreement with three financial counterparties to repurchase an aggregate of $2.0 billion of common stock (the "$2B ASR Transaction"). DuPont paid an aggregate of $2.0 billion to the counterparties and received initial deliveries of 21.2 million shares in aggregate of DuPont common stock, which were retired immediately and recorded as a reduction to retained earnings of $1.6 billion. The remaining $400 million was evaluated as an unsettled forward contract indexed to DuPont common stock, classified within stockholders' equity as of December 31, 2023. Subsequent to year end, in the first quarter of 2024, the accelerated share repurchase agreements under the $2B ASR Transaction were settled. The settlement resulted in the delivery of 6.7 million additional shares of DuPont common stock, which were retired immediately and will be recorded as a reduction to retained earnings in the first quarter of 2024. In total, the Company repurchased 27.9 million shares at an average price of $71.67 per share under the $2B ASR Transaction. The completion of the $2B ASR Transaction completes the $5B Share Buyback Program and the Company's stock repurchase authorization.

Subsequent to year end, in the first quarter 2024, the Company's Board of Directors approved a new share repurchase program authorizing the repurchase and retirement of up to $1 billion of common stock ("the $1B Program"). Under the $1B Program, repurchases may be made from time to time on the open market at prevailing market prices or in privately negotiated transactions off market, including additional ASR agreements in accordance with applicable federal securities laws. The $1B Program terminates on June 30, 2025, unless extended or shortened by the Board of Directors. The timing and number of shares to be repurchased will depend on factors such as the share price, economic and market conditions, and corporate and regulatory requirements. In the first quarter 2024, DuPont entered an ASR agreement with one counterparty for the repurchase of about $500 million of common stock; DuPont received initial deliveries in February 2024, of 6 million shares of common stock. The final number of shares to be repurchased will be based on the volume-weighted average stock price for DuPont common stock during the term of the ASR agreement, less an agreed upon discount. Final settlement is expected in the second quarter of 2024.

The Inflation Reduction Act of 2022 introduced a 1 percent nondeductible excise tax imposed on the net value of certain stock repurchases made after December 31, 2022. The net value is determined by the fair market value of the stock repurchased during the tax year, reduced by the fair market value of stock issued during the tax year. The Company recorded total excise tax of $21.2 million as a reduction to retained earnings for the year ended December 31, 2023.

In the first quarter of 2021, the Company's Board of Directors authorized a $1.5 billion share buyback program, which expired on June 30, 2022 (the "2021 Share Buyback Program"). In the first quarter of 2022, the Company purchased 5.1 million shares for approximately $375 million, thereby completing the program. At the expiry of the 2021 Share Buyback Program, the Company had repurchased and retired a total of 19.6 million shares for $1.5 billion under the 2021 Share Buyback Program.

Interest Rate Swap Agreements

In the second quarter of 2022, the Company entered into fixed-to-floating interest rate swap agreements with an aggregate notional principal amount totaling $1 billion to hedge changes in the fair value of the Company's long-term debt due to interest rate change movements. These swaps converted the $1 billion of the Company's $1.65 billion principal amount of fixed rate notes due 2038 into floating rate debt for the portion of their terms through 2032 with an interest rate based on the Secured Overnight Finance Rate (SOFR). Under the terms of the agreements, the Company agrees to exchange, at specified intervals, fixed for floating interest amounts based on the agreed upon notional principal amount. The interest rate swaps are designated as fair value hedges and expire on November 15, 2032. For more information see Note 21 to the Consolidated Financial Statements.

Restructuring Programs

2023-2024 Restructuring Program

In December 2023, the Company approved targeted restructuring actions to capture near-term cost reductions due to macroeconomic factors as well as to further simplify certain organizational structures following the Spectrum acquisition and Delrin® Divestiture (the "2023-2024 Restructuring Program"). For the year ended December 31, 2023, DuPont recorded a pre-tax charge related to the 2023-2024 Restructuring Program in the amount of $110 million, recognized in "Restructuring and asset related charges - net" in the Company's Consolidated Statements of Operations, comprised of $80 million of severance and related benefit costs and asset related charges of $30 million. At December 31, 2023, total liabilities related to the 2023-2024 Restructuring Program were $79 million for severance and related benefit costs, recognized in "Accrued and other current liabilities" in the Consolidated Balance Sheets.

2022 Restructuring Program

In October 2022, the Company approved targeted restructuring actions to capture near-term cost reductions and to further simplify certain organizational structures following the M&M Divestitures (the "2022 Restructuring Program"). DuPont recorded pre-tax charges related to the 2022 Restructuring Program in the amount of $96 million inception-to-date, recognized in "Restructuring and asset related charges - net" in the Company's Consolidated Statements of Operations, comprised of $82 million of severance and related benefit costs and asset related charges of $14 million. At December 31, 2023, total liabilities related to the 2022 Restructuring Program were $27 million for severance and related benefit costs, recognized in "Accrued and other current liabilities" in the Consolidated Balance Sheets. The 2022 Restructuring Program is considered substantially complete.

2021 Restructuring Actions

In October 2021, the Company approved targeted restructuring actions to capture near term cost reductions (the "2021 Restructuring Actions"). DuPont recorded pre-tax charges related to the 2021 Restructuring Actions in the amount of $47 million inception-to-date, consisting of severance and related benefit costs of $27 million and asset related charges of $20 million. At December 31, 2023, total liabilities related to the 2021 Restructuring Actions were $1 million for severance and related benefits. The 2021 Restructuring Program is considered substantially complete.

RESULTS OF OPERATIONS

Summary of Sales Results		For the Years Ended December 31,		
In millions		2023	2022	2021
Net sales		$ 12,068	$ 13,017	$ 12,566

Sales Variances by Segment and Geographic Region - As Reported

Percentage change from prior year	For the Year Ended December 31, 2023					For the Year Ended December 31, 2022				
	Local Price & Product Mix	Currency	Volume	Portfolio & Other	Total	Local Price & Product Mix	Currency	Volume	Portfolio & Other	Total
Electronics & Industrial	— %	(1)%	(11)%	2 %	(10)%	2 %	(3)%	3 %	5 %	7 %
Water & Protection	3	(1)	(7)	—	(5)	12	(4)	(1)	—	7
Corporate & Other [1]	1	—	2	(7)	(4)	10	(3)	—	(29)	(22)
Total	2 %	(1)%	(8)%	— %	(7)%	7 %	(3)%	1 %	(1)%	4 %
U.S. & Canada	3 %	— %	(9)%	2 %	(4)%	11 %	— %	3 %	(3)%	11 %
EMEA [2]	3	1	(4)	—	—	8	(8)	(1)	(1)	(2)
Asia Pacific	—	(2)	(11)	(1)	(14)	4	(4)	—	—	—
Latin America	1	—	7	2	10	9	—	6	(1)	14
Total	2 %	(1)%	(8)%	— %	(7)%	7 %	(3)%	1 %	(1)%	4 %

1. Corporate & Other includes activities of the Retained Businesses and certain divested businesses including Biomaterials, Clean Technologies and Solamet®.
2. Europe, Middle East and Africa.

2023 versus 2022
The Company reported net sales for the year ended December 31, 2023 of $12.1 billion, down 7 percent from $13.0 billion for the year ended December 31, 2022, due to an 8 percent decrease in volume and a 1 percent unfavorable currency impact partially offset by a 2 percent increase due to local price and product mix. Volume decrease was driven by Electronics & Industrial (down 11 percent) and Water and Protection (down 7 percent) partially offset by Corporate & Other (up 2 percent). Local price and product mix increased within Water & Protection (up 3 percent) and Corporate & Other (up 1 percent) and reminded flat in Electronics & Industrial. Currency was down 1 percent compared with the same period last year, primarily driven by Asia Pacific (down 2 percent) partially offset by EMEA (up 1 percent).

2022 versus 2021
The Company reported net sales for the year ended December 31, 2022 of $13.0 billion, up 4 percent from $12.6 billion for the year ended December 31, 2021, due to a 7 percent increase due to local price and product mix, a 1 percent increase in volume, partially offset by a 3 percent unfavorable currency impact and a 1 percent decrease in portfolio and other. Local price and product mix increased across all operating segments, including within Water & Protection (up 12 percent), Electronics & Industrial (up 2 percent) and Corporate & Other (up 10 percent). Volume increase was driven by Electronics & Industrial (up 3 percent) partially offset by Water & Protection (down 1 percent), and Corporate & Other was flat. Portfolio and other changes declined 1 percent driven by declines within Corporate & Other (down 29 percent) due to the sale of the Biomaterials, Clean Technologies and Solamet® businesses, partially offset by the addition of Laird PM in Electronics & Industrial (up 5 percent). Currency was down 3 percent compared with the same period last year, primarily driven by EMEA (down 8 percent) and Asia Pacific (down 4 percent).

Cost of Sales
Cost of sales was $7.8 billion for the year ended December 31, 2023, down from $8.4 billion for the year ended December 31, 2022. Cost of sales decreased for the year ended December 31, 2023 primarily due to decreased sales volume and lower raw material, logistics and energy costs.

Cost of sales as a percentage of net sales for the years ended December 31, 2023 and 2022 was 65 percent.

For the year ended December 31, 2022, cost of sales was $8.4 billion, up from $8.0 billion for the year ended December 31, 2021. Cost of sales increased for the year ended December 31, 2022 primarily due to higher raw materials and higher logistics and energy costs, increased sales volume and partially offset by currency impacts and a payroll tax credit recognized under the ERC of the CARES Act.

Cost of sales as a percentage of net sales for the year ended December 31, 2022 was 65 percent compared with 63 percent for the year ended December 31, 2021.

Research and Development Expense ("R&D")

R&D expense was $508 million for the year ended December 31, 2023, down from $536 million for the year ended December 31, 2022 and $557 million for the year ended December 31, 2021. R&D as a percentage of net sales was 4 percent for the years ended December 31, 2023, 2022 and 2021.

The decrease in R&D expense in 2023 compared to 2022 was primarily due to lower personnel related expenses partially offset by the Spectrum Acquisition. The slight decline in 2022 compared to 2021 was primarily due to a payroll tax credit recognized under the ERC of the CARES Act as well as currency fluctuations.

Selling, General and Administrative Expenses ("SG&A")

For the year ended December 31, 2023, SG&A expenses totaled $1,408 million, down from $1,467 million in the year ended December 31, 2022 and $1,602 million for the year ended December 31, 2021. SG&A as a percentage of net sales was 12 percent, 11 percent, and 13 percent for the years ended December 31, 2023, 2022 and 2021, respectively.

The decrease in SG&A costs in 2023 compared with 2022 was primarily due to lower Stranded Costs related to the M&M Divestiture, lower personnel related expenses and lower bad debt expense partially offset by the Spectrum Acquisition. The decrease in SG&A cost in 2022 compared to 2021 was primarily due to currency fluctuations, lower personnel related expenses and a payroll tax credit recognized under the ERC of the CARES Act.

Amortization of Intangibles

Amortization of intangibles was $600 million, $590 million and $566 million for the years ended December 31, 2023, 2022 and 2021, respectively. The increase in amortization of intangibles in 2023 compared to 2022 was primarily due to the amortization of the intangible assets acquired in the Spectrum Acquisition in the third quarter of 2023 partially offset by the absence of amortization in 2023 from fully amortized assets. The increase in amortization of intangibles in 2022 compared to 2021 was primarily due to the amortization of the intangible assets acquired in the Laird PM Acquisition in the third quarter of 2021. See Note 14 to the Consolidated Financial Statements for additional information on intangible assets.

Restructuring and Asset Related Charges - Net

Restructuring and asset related charges - net were $146 million, $155 million and $50 million for the years ended December 31, 2023, 2022 and 2021, respectively. The activity for the year ended December 31, 2023 DuPont recorded a pre-tax charge related to the 2023-2024 Restructuring Program in the amount of $110 million. The activity for the year ended December 31, 2022 included a pre-tax charge related to the 2022 Restructuring Program in the amount of $61 million of severance and related benefit costs and a $94 million ($65 million net of tax) impairment related to an equity method investment within the Electronics & Industrial segment. The charges for the year ended December 31, 2021 included a $46 million charge related to the 2021 Restructuring Actions. See Note 6 to the Consolidated Financial Statements for additional information.

Goodwill Impairment Charges

For the year ended December 31, 2023, goodwill impairment charges of $804 million related to the Water & Protection segment. For the years ended December 31, 2022 and 2021 there were no goodwill impairment charges.

Acquisition, Integration and Separation Costs

Acquisition, integration and separation costs were $20 million, $193 million and $81 million for the years ended December 31, 2023, 2022 and 2021, respectively. Acquisition, integration and separation costs primarily consist of financial advisory, information technology, legal, accounting, consulting, other professional advisory fees and other contractual transaction payments. For the year ended December 31, 2023 these costs were primarily related to Spectrum Acquisition. For the year ended December 31, 2022 these costs were primarily related to the Terminated Intended Rogers Acquisition, specifically the $162.5 million termination fee paid, the Biomaterials business unit divestiture and the prior year acquisition of Laird PM. Comparatively, for the year ended December 31, 2021 these costs were primarily associated with the acquisition of Laird PM and the divestitures of the Biomaterials, Clean Technologies and Solamet® business units.

Equity in Earnings of Nonconsolidated Affiliates

The Company's share of the earnings of nonconsolidated affiliates was $51 million, $75 million and $85 million for the years ended December 31, 2023, 2022 and 2021, respectively. The decrease in earnings of nonconsolidated affiliates for the year ended December 31, 2023 and 2022 compared to the prior years is primarily due to lower equity earnings.

Sundry Income (Expense) - Net

Sundry income (expense) - net includes a variety of income and expenses such as foreign currency exchange gains or losses, interest income, dividends from investments, gains and losses on divestiture and sales of investments and assets, non-operating pension and other post-employment benefit plan credits or costs, and certain litigation matters. Sundry income (expense) - net for the year ended December 31, 2023 was $102 million compared with $191 million and $145 million in the years ended December 31, 2022 and 2021, respectively.

The year ended December 31, 2023 included interest income of $155 million and a $19 million net gain on divestiture and sales of other assets, primarily related to a land sale within the Water & Protection segment, partially offset by foreign currency exchange losses of $73 million.

The year ended December 31, 2022 included interest income of $50 million primarily due to higher cash on hand and marketable securities in the fourth quarter, income of $37 million related to the second quarter sale of a land use right within the Water & Protection segment, a $26 million gain on sale of the Biomaterials business unit recorded in the second quarter, income related to non-operating pension and other post-employment benefit plans of $28 million and foreign currency exchange gains of $15 million.

The year ended December 31, 2021 included a net pre-tax benefit of $140 million associated with the sale of the Solamet® business unit within Corporate & Other, a pre-tax gain of $28 million related to the sale of assets within the Electronics & Industrial segment, income related to non-operating pension and other post-employment benefit plans of $30 million, partially offset by foreign currency exchange losses of $53 million, and miscellaneous expenses of $15 million.

See Note 7 to the Consolidated Financial Statements for additional information.

Interest Expense

Interest expense was $396 million, $492 million, and $525 million for the years ended December 31, 2023, 2022 and 2021, respectively. The decrease in interest expense from the 2023 compared to 2022, is primarily due to the redemption of $2.5 billion fixed-rate long-term senior unsecured notes due in November 2023, the decrease in commercial paper borrowing and the absence of the structuring and the commitment fees on term loans related to the Terminated Intended Rogers Acquisition, partially offset by the increase in interest expense from the interest rate swap.

The decrease in interest expense in 2022 compared to 2021 is primarily due to the redemption in the fourth quarter of 2022 of $2.5 billion of 2018 Senior Notes due in November 2023, the absence of interest in 2022 on the May 2022 Notes and the absence of the structuring fee on the term loan related to the Terminated Intended Rogers Acquisition, partially offset by increase in interest expense from commercial paper borrowings. Refer to Note 15 to the Consolidated Financial Statements for additional information.

(Benefit from) Provision for Income Taxes on Continuing Operations

The Company's effective tax rate fluctuates based on, among other factors, where income is earned and the level of income relative to tax attributes. For the year ended December 31, 2023, the Company's effective tax rate was (5.8) percent on pre-tax income from continuing operations of $504 million. The effective tax rate differential for the year ended December 31, 2023, was principally the result the result of the non-tax-deductible goodwill impairment charge of $804 million in the fourth quarter partially offset by a $324 million tax benefit recorded in connection with an internal restructuring.

For the year ended December 31, 2022, the Company's effective tax rate was 26.7 percent on pre-tax income from continuing operations of $1,448 million. The effective tax rate differential was driven by the U.S tax effect of foreign earnings and dividends, geographic mix of earnings and the tax impacts of acquisition, integration, and separation costs.

For the year ended December 31, 2021, the Company's effective tax rate was 16.4 percent on pre-tax loss from continuing operations of $1,444 million. The effective tax rate differential was principally the result of a $59 million tax benefit related to the step-up in tax basis in the goodwill of the Company's European regional headquarters legal entity.

The underlying factors affecting the Company's overall tax rate are summarized in Note 8 to the Consolidated Financial Statements.

SEGMENT RESULTS

The revenues and certain expenses of the M&M Businesses are classified as discontinued operations in the current and historical periods. In addition, the Auto Adhesives & Fluids, MultibaseTM and Tedlar® product lines within the historical Mobility & Materials segment (the "Retained Businesses") are not included in the scope of the M&M Divestitures and are included in Corporate & Other.

The costs of the M&M Businesses that are classified as discontinued operations include only direct operating expenses incurred prior to the November 1, 2022 M&M Divestiture and prior to the November 1, 2023 Delrin® Divestiture. Indirect costs, such as those related to corporate and shared service functions previously allocated to the M&M Businesses, do not meet the criteria for discontinued operations and remain reported within continuing operations. A portion of these indirect costs related to activities the Company continues to undertake post-closing of the M&M Divestitures, and for which it is reimbursed ("Future Reimbursable Indirect Costs"). In addition, a portion of these indirect costs relate to activities the Company performs post the close of the Delrin® Divestiture and for which it is reimbursed. Future Reimbursable Indirect Costs are reported within continuing operations but are excluded from operating EBITDA as defined below. The remaining portion of these indirect costs are not subject to future reimbursement ("Stranded Costs"). Stranded Costs are reported within continuing operations in Corporate & Other and are included within Operating EBITDA.

On August 1, 2023, the Company completed the previously announced acquisition of Spectrum Plastics Group ("Spectrum") from AEA Investors (the "Spectrum Acquisition"). Spectrum is part of the Electronics & Industrial segment.

The Company's measure of profit/loss for segment reporting purposes is Operating EBITDA as this is the manner in which the Company's chief operating decision maker ("CODM") assesses performance and allocates resources. The Company defines Operating EBITDA as earnings (i.e., "Income from continuing operations before income taxes") before interest, depreciation, amortization, non-operating pension / other post-employment benefits ("OPEB") / charges, and foreign exchange gains / losses, excluding Future Reimbursable Indirect Costs, and adjusted for significant items.

ELECTRONICS & INDUSTRIAL

The Electronics & Industrial segment is a leading global supplier of differentiated materials and systems for a broad range of consumer electronics including mobile devices, television monitors, personal computers and electronics used in a variety of industries. The segment is a leading provider of materials and solutions for the fabrication and packaging of semiconductors and integrated circuits and provides innovative solutions for thermal management and electromagnetic shielding as well as metallization processes for metal finishing, decorative, and industrial applications. Electronics & Industrial is a leading provider of platemaking systems and photopolymer plates for the packaging graphics industry, digital printing inks and cutting-edge materials for the manufacturing of displays for organic light emitting diode ("OLED"). In addition, the segment produces innovative engineering polymer solutions, high performance parts, flexible packaging products, plastic and silicone extrusions, medical silicones, specialty lubricants and critical polymer-based components and devices for medical and other industrial markets.

Electronics & Industrial	For the Years Ended December 31,		
In millions	2023	2022	2021
Net sales	$ 5,337	$ 5,917	$ 5,554
Operating EBITDA	$ 1,472	$ 1,836	$ 1,758
Equity earnings	$ 16	$ 31	$ 41

Electronics & Industrial	For the Years Ended December 31,	
Percentage change from prior year	2023	2022
Change in Net Sales from Prior Period due to:		
Local price & product mix	— %	2 %
Currency	(1)	(3)
Volume	(11)	3
Portfolio & other	2	5
Total	(10)%	7 %

2023 Versus 2022

Electronics & Industrial net sales were $5,337 million for the year ended December 31, 2023, down 10 percent from $5,917 million for the year ended December 31, 2022. Net sales decreased due to an 11 percent volume decline and a 1 percent currency headwind offset by a 2 percent increase in portfolio. Volume declines in Semiconductor Technologies were driven by inventory destocking and reduced semiconductor fabrication utilization rates due to ongoing consumer electronics demand weakness, led by China. Volume declines in Interconnect Solutions related to decreased spending on consumer and industrial electronics and related channel inventory destocking, both led by China. Within Industrial Solutions, volume declines were driven by channel inventory destocking within biopharma markets and continued lower demand in consumer electronics markets slightly offset by increased demand for OLED materials. The local price and product mix gains in Semiconductor Technologies and Industrial Solutions are a result of actions taken to offset cost inflation. These gains were offset by local price and product mix declines in Interconnect Solutions, including the impact of lower pass-through metals, as well as declines in OLED materials. The unfavorable currency impact is primarily driven by the Japanese yen and Chinese yuan. The portfolio impact primarily reflects the August 1, 2023 acquisition of Spectrum.

Operating EBITDA was $1,472 million for the year ended December 31, 2023, down 20 percent compared with $1,836 million for the year ended December 31, 2022 primarily due to decreased sales volumes, the impact of reduced production rates to better align inventory with demand, slightly offset by the earnings associated with Spectrum.

2022 Versus 2021

Electronics & Industrial net sales were $5,917 million for the year ended December 31, 2022, up 7 percent from $5,554 million for the year ended December, 31 2021. Net sales increased due to a 5 percent increase from portfolio changes, a 3 percent increase in volume, and a 2 percent increase in local price, and partially offset by a 3 percent unfavorable currency impact. The portfolio impact primarily reflects the July 1, 2021 acquisition of Laird PM. Volume growth was led by Semiconductor Technologies which was driven by strong end-market demand primarily due to continued transition to more advanced node technologies and high performance computing. Within Industrial Solutions, volume gains were driven by growth in healthcare and industrial-end markets as well as continued strength in electronics applications. Volumes within Interconnect Solutions were down due to weakness in consumer electronics and smartphones.

Operating EBITDA was $1,836 million for the year ended December 31, 2022, up 4 percent compared with $1,758 million for the year ended December 31, 2021 driven by strong volume growth and the acquisition of Laird PM and partially offset by higher raw material, logistics and energy costs, as well as weaker product mix in Interconnect Solutions.

WATER & PROTECTION

The Water & Protection segment is a leading provider of engineered products and integrated systems for a number of industries including worker safety, water purification and separation, aerospace, energy, medical packaging and building materials. The segment satisfies the growing global needs of businesses, governments, and consumers for solutions that make life safer, healthier, and better. By uniting market-driven science with the strength of highly regarded brands, the segment strives to bring new products and solutions to solve customers' needs faster, better and more cost effectively.

Water & Protection	For the Years Ended December 31,		
In millions	2023	2022	2021
Net sales	$ 5,633	$ 5,957	$ 5,552
Operating EBITDA	$ 1,388	$ 1,431	$ 1,385
Equity earnings	$ 35	$ 39	$ 36

Water & Protection	For the Years Ended December 31,	
Percentage change from prior year	2023	2022
Change in Net Sales from Prior Period due to:		
Local price & product mix	3 %	12 %
Currency	(1)	(4)
Volume	(7)	(1)
Portfolio & other	—	—
Total	(5)%	7 %

2023 Versus 2022

Water & Protection net sales were $5,633 million for the year ended December 31, 2023, down 5 percent from $5,957 million for the year ended December 31, 2022 due to a 7 percent decline in volume and a 1 percent unfavorable currency impact, partially offset by a 3 percent increase in local price and product mix. Volume declines within Safety Solutions were due to channel inventory destocking, primarily in medical packaging. Shelter Solutions volume declines were driven by weak demand in construction markets including channel inventory destocking. Water Solutions volume declines were primarily due to distributor destocking and weaker industrial demand in China. Local price and product mix increased across all businesses and in all regions as the result of broad-based actions taken in the prior year to offset cost inflation. The unfavorable currency impact is primarily driven by the Chinese yuan and the Japanese yen.

Operating EBITDA was $1,388 million for the year ended December 31, 2023, down 3 percent compared with $1,431 million for the year ended December 31, 2022 driven by decreased sales volumes, the impact of reduced production rates and unfavorable currency impacts partially offset by net pricing gains. The currency impacts were primarily driven by the Chinese yuan and the Japanese yen.

2022 Versus 2021

Water & Protection net sales were $5,957 million for the year ended December 31, 2022, up 7 percent from $5,552 million for the year ended December 31, 2021 due to a 12 percent increase in local price, partially offset by a 4 percent unfavorable currency impact and a 1 percent decrease in volume. Portfolio was flat. Local price increased across all businesses and in all regions, led by Shelter Solutions and Safety Solutions.

Volume growth in Water Solutions was more than offset by a decline in Safety Solutions while Shelter Solutions was flat. Water Solutions volume gains were driven by strong global demand across all technologies led by reverse osmosis membranes and ultra filtration. Safety Solutions volume declined primarily as a result of lower demand for TYVEK® garments. Shelter Solutions was flat due to weakness in the construction market largely in North America and EMEA.

Operating EBITDA was $1,431 million for the year ended December 31, 2022, up 3 percent compared with $1,385 million for the year ended December 31, 2021 as pricing actions and more disciplined cost control more than offset higher raw material, logistics and energy costs, unfavorable impact from currency, and lower volumes.

Corporate & Other

Corporate & Other includes sales and activity of the Retained Businesses including the Auto Adhesives & Fluids, Multibase[TM] and Tedlar® product lines. Related to the M&M Divestitures, Corporate & Other includes Stranded Costs and Future Reimbursable Indirect Costs. The results of Corporate & Other include the sales and activity of the Biomaterials (prior to its May 2022 divestiture), Clean Technologies (prior to its December 2021 divestiture), and Solamet® (prior to its June 2021 divestiture) business units. Corporate & Other also includes certain enterprise and governance activities including non-allocated corporate overhead costs and support functions, leveraged services, non-business aligned litigation expenses and other costs not absorbed by reportable segments.

Corporate & Other	*For the Years Ended December 31,*		
In millions	*2023*	*2022*	*2021*
Net sales	$ 1,098	$ 1,143	$ 1,460
Operating EBITDA	$ 82	$ (6)	$ 9
Equity earnings	$ —	$ 5	$ 8

2024 OUTLOOK

For the first quarter of 2024, the Company anticipates additional inventory destocking within our industrial-based businesses along with continued weak demand in China. Sequentially, from first quarter to the second quarter of 2024 the Company anticipates some inventory destocking abatement, seasonality factors and realization of cost savings.

For the full year 2024, the Company anticipates an electronics market recovery, including improvement in semiconductor fabrication utilization rates, as well as improved orders within industrial markets as customer inventory levels normalize. The Company continues to closely monitor macroeconomic as well as geopolitical developments.

LIQUIDITY & CAPITAL RESOURCES

The Company continually reviews its sources of liquidity and debt portfolio and may make adjustments to one or both to ensure adequate liquidity and increase the Company's optionality and financing efficiency as it relates to financing cost and balancing terms/maturities. The Company's primary source of incremental liquidity is cash flows from operating activities. Management expects the generation of cash from operations and the ability to access the debt capital markets and other sources of liquidity will continue to provide sufficient liquidity and financial flexibility to meet the Company's and its subsidiaries' obligations as they come due. However, DuPont is unable to predict the extent of macroeconomic related impacts which depend on uncertain and unpredictable future developments. In light of this uncertainty, the Company has taken steps to further ensure liquidity and capital resources, as discussed below.

In millions	December 31, 2023	December 31, 2022
Cash, cash equivalents and marketable securities	$ 2,392	$ 4,964
Total debt	$ 7,800	$ 8,074

The Company's cash and cash equivalents at December 31, 2023 and December 31, 2022 were $2.4 billion and $3.7 billion, respectively, of which $1.3 billion at December 31, 2023 and $1.2 billion at December 31, 2022 were held by subsidiaries in foreign countries, including United States territories. For each of its foreign subsidiaries, the Company makes an assertion regarding the amount of earnings intended for permanent reinvestment, with the balance available to be repatriated to the United States. The Company held no investments in marketable securities at December 31, 2023 and $1,302 million at December 31, 2022. The decrease in cash, cash equivalents and marketable securities at December 31, 2023 compared to December 31, 2022 was due to cash used in the current year to fund the $2B ASR transaction, the Spectrum Acquisition, Restricted Cash in connection with the Water District Settlement Agreement and general corporate purposes, partially offset by the proceeds from the Delrin® Divestiture. Refer to subsequent paragraphs for further discussion of the drivers of the change in cash, cash equivalents.

Total debt at December 31, 2023 and December 31, 2022 was $7.8 billion and $8.1 billion, respectively. The decrease was primarily due to the repayment of the 2018 Senior Notes of $300 million due in November 2023, partially offset by the mark to market impact to the fair value of an interest rate swap used to hedge changes in the fair value of the hedged item due to changes in the SOFR as of December 31, 2023.

As of December 31, 2023, the Company is contractually obligated to make future cash payments of $7.9 billion and $4.9 billion associated with principal and interest, respectively, on debt obligations. Related to the principal, all payments will be due subsequent to 2024. Related to interest, $394 million will be due in the next twelve months and the remainder will be due subsequent to 2024. The majority of interest obligations will be due in 2029 or later.

Revolving Credit Facilities
On April 12, 2022, the Company entered into a $2.5 billion five-year revolving credit facility (the "Five-Year Revolving Credit Facility") and terminated its $3 billion five-year revolving credit facility entered in May 2019. The Five-Year Revolving Credit Facility is generally expected to remain undrawn and serve as a backstop to the Company's commercial paper and letter of credit issuance.

Also on April 12, 2022, the Company entered into an updated $1.0 billion 364-day revolving credit facility (the "2022 $1B Revolving Credit Facility") and terminated its $1.0 billion 364-day revolving credit facility entered in April 2021 (the "2021 $1B Revolving Credit Facility"). The 2022 $1B Revolving Credit Facility may be used for general corporate purposes.

In July 2022, the Company drew down $600 million under the 2022 $1B Revolving Credit Facility in order to facilitate certain intercompany internal restructuring steps related to the M&M Divestiture. The Company repaid the borrowing in September 2022.

In April 2023, the Company's 2022 $1B Revolving Credit Facility expired. In May 2023, the Company entered into a new $1 billion 364-day revolving credit facility (the "2023 $1B Revolving Credit Facility"). The 2023 $1B Revolving Credit Facility may be used for general corporate purposes. There were no drawdowns under the facility during the year ended December 31, 2023. The Company intends to enter a new $1 billion 364-day revolving credit facility on or about the expiration of the 2023 $1B Revolving Credit Facility.

Repayment of Senior Notes
In November 2022, the Company redeemed in full $2.5 billion in fixed-rate long term senior unsecured notes due 2023 at a redemption price equal to 100 percent of the aggregated principal amount plus the accrued and unpaid interest. The redemption was funded with the net proceeds from the M&M Divestiture.

In November 2023, the $300 million Floating Rate Senior Unsecured Notes matured and was repaid at par plus the accrued and unpaid interest. The Company funded the repayment with cash on hand.

Terminated Intended Rogers Acquisition
In connection with the Terminated Intended Rogers Acquisition, on November 22, 2021, the Company entered into a two-year senior unsecured committed term loan agreement in the amount of $5.2 billion. In October 2022, the facility was amended to extend the lending commitment (as amended the "Amended 2021 Term Loan Facility"). On November 1, 2022, the M&M Divestiture closed and, therefore, based on the terms of the Amended 2021 Term Loan Facility, the commitment was terminated. Separately, on November 1, 2022 the Company announced the termination of the previously announced agreement to acquire the outstanding shares of Rogers. The Company paid Rogers a termination fee of $162.5 million in accordance with the agreement on November 2, 2022. The termination fee was paid with cash on hand and recorded in the "Acquisition, integration and separation costs" within the Consolidated Statement of Operations.

Commercial Paper
In April 2022, DuPont downsized its authorized commercial paper program from $3.0 billion to $2.5 billion (the "DuPont Commercial Paper Program"). At December 31, 2023 and 2022, the Company had no issuances outstanding of commercial paper. The Company's issuance under the Commercial Paper Program was used for general corporate purposes.

Term Loan
On February 1, 2021, the Company terminated its fully drawn $3.0 billion term loan facilities. The termination triggered the repayment of the aggregate outstanding principal amount of $3.0 billion, plus accrued and unpaid interest through and including January 31, 2021. The Company funded the repayment with proceeds from the Special Cash Payment.

Spectrum Acquisition
On August 1, 2023, the Company completed the Spectrum Acquisition for a net purchase price of approximately $1,792 million, including a net upward adjustment of approximately $43.1 million for acquired cash and net working capital, among other items. The Company utilized existing cash balances to complete the acquisition.

Water District Settlement Agreement
The Company utilized the MOU escrow account balance of approximately $100 million and cash on hand to make its $400 million contribution to the Water District Settlement Fund. The $400 million contribution, plus interest, to the Water District Settlement Fund is reflected as "Restricted cash and cash equivalents" on the Condensed Consolidated Balance sheets. The $400 million contribution will be reflected as a cash outflow within cash flows from discontinued operations after the entry of judgment becomes final and non-appealable. See Note 16 to the Consolidated Financial Statements for additional information.

Delrin® Divestiture
On November 1, 2023, the Company closed the sale of the Delrin® business to TJC LP ("TJC"), (the "Delrin® Divestiture"). DuPont received cash proceeds of approximately $1.28 billion, which includes certain customary transaction adjustments, a note receivable of $350 million and acquired a 19.9 percent non-controlling equity interest in Derby Group Holdings LLC, ("Derby"). The customary transaction adjustments include $27 million of cash transferred with the Delrin® Divestiture for which DuPont was reimbursed at closing resulting in net cash proceeds of $1.25 billion. TJC, through its subsidiaries, holds the 80.1 percent controlling interest in Derby. See Note 4 to the Consolidated Financial Statements for additional information.

Laird Performance Materials
On July 1, 2021, the Company completed the acquisition of Laird PM from Advent International for aggregate consideration of $2.4 billion, which reflects adjustments, including for acquired cash and net working capital. The acquisition is part of the Interconnect Solutions business within the Electronics & Industrial segment. The Company paid for the acquisition from existing cash balances.

Credit Ratings

The Company's credit ratings impact its access to the debt capital markets and cost of capital. The Company remains committed to maintaining a strong financial position with a balanced financial policy focused on maintaining a strong investment-grade rating and driving shareholder value and remuneration. At January 31, 2024, DuPont's credit ratings were as follows:

Credit Ratings	Long-Term Rating	Short-Term Rating	Outlook
Standard & Poor's	BBB+	A-2	Stable
Moody's Investors Service	Baa1	P-2	Stable
Fitch Ratings	BBB+	F-2	Stable

The Company's indenture covenants include customary limitations on liens, sale and leaseback transactions, and mergers and consolidations, subject to certain limitations. The senior unsecured notes (the "2018 Senior Notes") also contain customary default provisions. The Five-Year Revolving Credit Facility and 2023 $1B Revolving Credit Facility contain a financial covenant, typical for companies with similar credit ratings, requiring that the ratio of Total Indebtedness to Total Capitalization for the Company and its consolidated subsidiaries not exceed 0.60. At December 31, 2023, the Company was in compliance with this financial covenant.

Summary of Cash Flows

Beginning in the second quarter of 2023, the Company has segregated the cash flows from discontinued operations from the cash flows from continuing operations in accordance with ASC 230, Statement of Cash Flows. The Consolidated Statements of Cash Flows have been recast for all periods to reflect the change in presentation.

The Company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table.

Cash Flow Summary (In millions) For the years ended December 31,	2023	2022	2021
Cash provided by (used for) from continuing operations:			
Operating activities	$ 2,191	$ 1,249	$ 1,846
Investing activities	$ 172	$ 9,004	$ (2,298)
Financing activities	$ (2,989)	$ (7,646)	$ (7,589)
Cash (used in) provided by discontinued operations	$ (306)	$ (763)	$ 1,414
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$ (37)	$ (148)	$ (72)

Cash Flows provided by Operating Activities - Continuing Operations

Cash provided by operating activities of continuing operations was $2,191 million, $1,249 million and $1,846 million for the years ended December 31, 2023, 2022 and 2021, respectively. Cash provided by operating activities increased in 2023 compared with 2022, primarily from improvements in working capital. The decrease in cash provided by operating activities in 2022 was primarily driven by the increase in working capital.

The table below reflects net working capital on a continuing operations basis:

Net Working Capital In millions (except ratio)	December 31, 2023	December 31, 2022 [1]
Current assets	$ 7,514	$ 9,979
Current liabilities	3,098	3,587
Net working capital	$ 4,416	$ 6,392
Current ratio	2.43:1	2.78:1

1. Net working capital has been presented to exclude the assets and liabilities related to the Delrin® Divestiture. The assets and liabilities related to the Delrin® Divestiture are presented as assets of discontinued operations and liabilities of discontinued operations, respectively.

Cash Flows provided by Investing Activities - Continuing Operations

Cash provided by investing activities of continuing operations in 2023 was $172 million compared to cash provided by investing activities of $9,004 million in 2022. The decrease in cash provided from investing activities in 2023 versus the 2022 is primarily attributable to the absence of cash proceeds received from the M&M Divestiture and cash paid for the Spectrum acquisition, partially offset by proceeds from the Delrin® Divestiture, net of cash divested and the absence of cash used in the purchase of investments and an increase in cash provided by the proceeds from sales and maturities of investments. The increase in cash provided from investing activities in 2022 versus the prior year is primarily attributable to the cash proceeds received from the M&M Divestiture, a decrease in cash used in acquisition of property and business and a decrease in purchases of investments partially offset by the absence of proceeds from sale and maturities of investments. Cash used for investing activities in 2021 of $2,298 million was primarily attributable to the acquisition of Laird PM.

Capital expenditures totaled $619 million, $662 million and $788 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Company expects 2024 capital expenditures to be about $600 million. The Company may adjust its spending throughout the year as economic conditions develop.

Cash Flows used for Financing Activities - Continuing Operations

Cash used for financing activities of continuing operations in 2023 was $2,989 million compared to cash used for financing activities of $7,646 million in 2022. The decrease in cash used for financing activities in 2023 versus the 2022 is primarily attributable to the decrease in cash used for repurchases of common stocks and decrease in the payment of long-term debt. The increase in cash used for financing activities in 2022 versus the prior year is primarily driven by the increase in cash used for repurchases of common stocks and repayment of short-term borrowings mostly offset by a decrease in cash used for the payment of long-term debt. In 2021, cash used by financing activities was $7,589 million, primarily driven by the cash used for the repayment of long-term debt and repurchases of common stock.

Cash Flows from Discontinued Operations

Cash used from discontinued operations was $306 million compared with $763 million in the same period last year. The cash used from discontinued operations includes MOU activity, refer to Note 4 to the Consolidated Financial Statements for additional information. The activity for the year ended December 31, 2023, Consolidated Statements of Cash Flows present the cash flows of Delrin® as discontinued operations. The activity for the year ended December 31, 2022, Consolidated Statements of Cash Flows present the financial results of the M&M Businesses as discontinued operations. In 2021, cash provided by discontinued operations of $1,414 million reflects activity of the M&M Businesses and the N&B business including $1.25 billion of proceeds from the issuance of long-term debt transferred to IFF at split-off. Refer to Note 4 to the Consolidated Financial Statements for further details.

Dividends

The following table provides dividends paid to common shareholders for the years ended December 31, 2023, 2022 and 2021:

Dividends Paid In millions	December 31, 2023	December 31, 2022	December 31, 2021
Dividends paid, per common share	$ 1.44	$ 1.32	$ 1.20
Dividends paid to common stockholders	$ 651	$ 652	$ 630

The DuPont Board of Directors on February 5, 2024 declared a first quarter 2024 dividend of $0.38 per share, a 6 percent per share increase versus the first quarter 2023 dividend, payable on March 15, 2024, to holders of record at the close of business on February 29, 2024.

Share Buyback Programs

On February 8, 2022, the Company's Board of Directors approved the 2022 Share Buyback Program authorizing the repurchase and retirement of up to $1 billion of common stock with a termination date of March 31, 2023. At the end of the third quarter of 2022, the Company had repurchased and retired a total of 11.9 million shares for $750 million under the 2022 Share Buyback Program.

In November 2022, DuPont's Board of Directors approved the $5B Share Buyback Program authorizing the repurchase and retirement of up to $5 billion of common stock with a termination date of June 30, 2024.

In the fourth quarter 2022, DuPont entered into ASR agreements with three financial counterparties (the "$3.25B ASR Transaction"). DuPont paid with cash on hand an aggregate of $3.25 billion to the counterparties and received initial deliveries of 38.8 million shares in aggregate of DuPont common stock, which were retired immediately and recorded as a reduction to retained earnings of $2.6 billion. The $3.25B ASR Transaction was completed during the third quarter 2023 with DuPont receiving and retiring an additional 8.0 million shares of DuPont common stock. In connection with the completion the remaining $613 million based on the market price of the shares at the time of delivery was settled as a forward contract indexed to DuPont common stock at the time of settlement, classified within stockholders' equity. At the completion of the $3.25B ASR Transaction, the Company had repurchased and retired a total of 46.8 million shares at an average price of $69.44 per share.

In the third quarter 2023, DuPont entered into accelerated share repurchase agreements with three financial counterparties to repurchase an aggregate of $2.0 billion of common stock (the "$2B ASR Transaction"). DuPont paid an aggregate of $2.0 billion to the counterparties and received initial deliveries of 21.2 million shares in aggregate of DuPont common stock, which were retired immediately and recorded as a reduction to retained earnings of $1.6 billion. The remaining $400 million was evaluated as an unsettled forward contract indexed to DuPont common stock, classified within stockholders' equity as of December 31, 2023. The accelerated repurchase agreements under the $2B ASR Transaction were settled during the first quarter of 2024. The settlement resulted in the delivery of 6.7 million additional shares of DuPont common stock, which were retired immediately and will be recorded as a reduction of retained earnings in the first quarter of 2024. In total, the Company repurchased 27.9 million shares at an average price of $71.67 per share under the $2B ASR Transaction. The completion of the $2B ASR Transaction completes the $5B Share Buyback Program.

Subsequent to year end, in the first quarter 2024, the Company's Board of Directors approved a new share repurchase program authorizing the repurchase and retirement of up to $1 billion of common stock ("the $1B Program"). Under the $1B Program, repurchases may be made from time to time on the open market at prevailing market prices or in privately negotiated transactions off market, including additional ASR agreements in accordance with applicable federal securities laws. The $1B Program terminates on June 30, 2025, unless extended or shortened by the Board of Directors. The timing and number of shares to be repurchased will depend on factors such as the share price, economic and market conditions, and corporate and regulatory requirements. In the first quarter 2024, consistent with its previously announced intention, DuPont entered into an ASR agreement with one counterparty for the repurchase of about $500 million of common stock; DuPont received initial deliveries in February 2024, of 6.0 million shares of common stock. The final number of shares to be repurchased will be based on the volume-weighted average stock price for DuPont common stock during the term of the ASR agreement, less an agreed upon discount. Final settlement is expected in the second quarter 2024.

The Inflation Reduction Act of 2022 introduced a 1 percent nondeductible excise tax imposed on the net value of certain stock repurchases made after December 31, 2022. The net value is determined by the fair market value of the stock repurchased during the tax year, reduced by the fair market value of stock issued during the tax year. The Company recorded total excise tax of $21.2 million as a reduction to retained earnings for the year ended December 31, 2023.

In the first quarter of 2021, the Company's Board of Directors authorized a $1.5 billion share buyback program, which expires on June 30, 2022 ("2021 Share Buyback Program"). At the expiry of the 2021 Share Buyback Program, the Company had repurchased and retired a total of 19.6 million shares for $1.5 billion under the 2021 Share Buyback Program.

See Part II, Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities and Note 18 to the Consolidated Financial Statements, for additional information.

Pension and Other Post-Employment Plans
The Company's funding policy is to contribute to defined benefit pension plans based on pension funding laws and local country requirements. Contributions exceeding funding requirements may be made at the Company's discretion. The Company expects to contribute approximately $57 million to its pension plans in 2024. The amount and timing of the Company's actual future contributions will depend on applicable funding requirements, discount rates, investment performance, plan design, and various other factors, separations and distributions. See Note 19 to the Consolidated Financial Statements for additional information concerning the Company's pension plans.

As of December 31, 2023, the Company is contractually obligated to make future cash contributions of $614 million related to pension and other post-employment benefit plans. $57 million will be due in the next twelve months and the remainder will be due subsequent to 2024 with the majority due subsequent to 2028.

Restructuring

In December 2023, the Company approved targeted restructuring actions to capture near-term cost reductions due to macroeconomic factors as well as to further simplify certain organizational structures following the Spectrum acquisition and Delrin® Divestiture (the "2023-2024 Restructuring Program"). For the year ended December 31, 2023, DuPont recorded a pre-tax charge related to the 2023-2024 Restructuring Program in the amount of $110 million, recognized in "Restructuring and asset related charges - net" in the Company's Consolidated Statements of Operations, comprised of $80 million of severance and related benefit costs and asset related charges of $30 million. At December 31, 2023, total liabilities related to the 2023-2024 Restructuring Program were $79 million for severance and related benefit costs, recognized in "Accrued and other current liabilities" in the Consolidated Balance Sheets.

In October 2022, the Company approved targeted restructuring actions to capture near-term cost reductions and to further simplify certain organizational structures following the M&M Divestitures (the "2022 Restructuring Program"). For the year ended December 31, 2023, DuPont recorded a pre-tax charge related to the 2022 Restructuring Program in the amount of $35 million, recognized in "Restructuring and asset related charges - net" in the Company's Consolidated Statements of Operations, comprised of severance and related benefit costs. At December 31, 2023, total liabilities related to the 2022 Restructuring Program were $27 million for severance and related benefit costs, recognized in "Accrued and other current liabilities" in the Consolidated Balance Sheets. Actions related to the 2022 Restructuring Program are substantially complete.

In October 2021, the Company approved targeted restructuring actions to capture near term cost reductions (the "2021 Restructuring Actions"). For the years ended December 31, 2021 through December 31, 2023, DuPont recorded pre-tax charges inception to date related to the 2021 Restructuring Actions in the amounts of $47 million recognized in "Restructuring and asset related charges - net" in the Company's Consolidated Statements of Operations, comprised of $27 million of severance and related benefit costs and $20 million of asset related charges. At December 31, 2023, total liabilities related to the 2021 Restructuring Actions were $1 million for severance and related benefit costs. Actions related to the 2021 Restructuring Program are substantially complete.

See Note 6 to the Consolidated Financial Statements for more information on the Company's restructuring programs.

Other Off-balance Sheet Arrangements

The MOU Cost Sharing Agreement

In connection with the cost sharing arrangement entered into as part of the MOU, the companies agreed to establish an escrow account to support and manage potential future eligible PFAS costs. Subject to the terms of the arrangement, contributions to the escrow account will be made annually by Chemours, DuPont and Corteva through 2028. Over such period, Chemours will deposit a total of $500 million into the account and DuPont and Corteva, together, will deposit an additional $500 million pursuant to the terms of their existing Letter Agreement.

As of June 30, 2023, DuPont had deposited an aggregate of $100 million into the MOU Escrow Account all of which it used to fund in part its $400 million contribution to the Water District Settlement Fund. As a result, $405 million, including interest, is reflected in "Restricted cash and cash equivalents" on the Consolidated Balance Sheets at December 31, 2023. DuPont's aggregate MOU escrow deposits of $100 million excluding interest, at December 31, 2022 is reflected in "Restricted cash and cash equivalents - noncurrent" on the Consolidated Balance Sheets. See Note 16 to the Consolidated Financial Statements for more information.

As of December 31, 2023, the Company expected to make cash payments related to qualified PFAS spend of $30 million in the next twelve months. Additional information regarding the MOU and funding of the escrow account can be found in Note 16 to the Consolidated Financial Statements.

Other Contractual Obligations

Purchase obligations represents enforceable and legally binding agreements in excess of $1 million to purchase goods or services that specify fixed or minimum quantities; fixed minimum or variable price provisions; and the approximate timing of the agreement. As of December 31, 2023, the Company is contractually obligated to make future cash payments of $113 million related to purchase obligations, of which $49 million will be due in the next twelve months and the remainder will be due subsequent to 2024.

Lease obligations represents future finance and operating lease payments. As of December 31, 2023, obligations of future lease payments are $567 million, of which $112 million will be due in the next twelve months and remainder will be due subsequent to 2024.

Environmental remediation obligations represents costs for remediation and restoration with respect to environmental matters and Non-PFAS clean-up responsibilities. As of December 31, 2023, the Company is contractually obligated to make future cash payments of $148 million, of which $46 million will be due in the next twelve months and remainder will be due subsequent to 2024. See Note 16 to the Consolidated Financial Statements for more information.

Other miscellaneous obligations includes liabilities related to deferred compensation and other noncurrent liabilities. As of December 31, 2023, the Company is contractually obligated to make future cash payments of $97 million related to other miscellaneous obligations, the majority of which is due subsequent to 2024.

RECENT ACCOUNTING PRONOUNCEMENTS
See Note 2 to the Consolidated Financial Statements for a description of recent accounting pronouncements.

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company's operating results and financial condition.

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts, including, but not limited to, receivable and inventory valuations, impairment of tangible and intangible assets, long-term employee benefit obligations, income taxes, restructuring liabilities, environmental matters and litigation. Management's estimates are based on historical experience, facts and circumstances available at the time and various other assumptions that are believed to be reasonable. The Company reviews these matters and reflects changes in estimates as appropriate. Management believes that the following represent some of the more critical judgment areas in the application of the Company's accounting policies which could have a material effect on the Company's financial position, liquidity or results of operations.

Pension Plans and Other Post-Employment Benefits
Accounting for employee benefit plans involves numerous assumptions and estimates. Discount rate and expected return on plan assets are two critical assumptions in measuring the cost and benefit obligation of the Company's pension plans. Management reviews these two key assumptions when plans are re-measured. These and other assumptions are updated periodically to reflect the actual experience and expectations on a plan specific basis as appropriate. As permitted by GAAP, actual results that differ from the assumptions are accumulated on a plan-by-plan basis and to the extent that such differences exceed 10 percent of the greater of the plan's benefit obligation or the applicable plan assets, the excess is amortized over the average remaining service period of active employees or the average remaining life expectancy of the inactive participants if all or almost all of a plan's participants are inactive.

For the majority of the benefit plans, the Company utilizes the Aon AA corporate bond yield curves to determine the discount rate, applicable to each country, at the measurement date.

The Company establishes strategic asset allocation percentage targets and appropriate benchmarks for significant asset classes in accordance with the laws and practices of those countries. Where appropriate, asset-liability studies are also taken into consideration. For plans, the long-term expected return on plan assets pension expense is determined using the fair value of assets.

The following table highlights the potential impact on the Company's pre-tax earnings due to changes in certain key assumptions with respect to the Company's pension plans based on assets and liabilities on a continuing operations basis at December 31, 2023:

Pre-tax Earnings Benefit (Charge) *(Dollars in millions)*	1/4 Percentage Point Increase	1/4 Percentage Point Decrease
Discount rate	$ (1)	$ 1
Expected rate of return on plan assets	6	(6)

Additional information with respect to pension plans, liabilities and assumptions is discussed under "Long-term Employee Benefits" and in Note 19 to the Consolidated Financial Statements.

Legal Commitments and Contingencies
The Company's results of operations could be affected by significant litigation adverse to the Company, including product liability claims, patent infringement and antitrust claims, and claims for third-party property damage or personal injury stemming from alleged environmental torts. The Company records accruals for legal matters, including its obligations under the MOU as impacted by the Letter Agreement, when the information available indicates that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management makes adjustments to these accruals to reflect the impact and status of negotiations, settlements, rulings, advice of counsel and other information and events that may pertain to a particular matter. Predicting the outcome of claims and lawsuits and estimating related costs and exposure involves substantial uncertainties that could cause actual costs to vary materially from estimates. In making determinations of likely outcomes of litigation matters, management considers many factors. These factors include, but are not limited to, the nature of specific claims including unasserted claims, the Company's experience with similar types of claims, the jurisdiction in which the matter is filed, input from outside legal counsel, the likelihood of resolving the matter through alternative dispute resolution mechanisms, and the matter's current status. Considerable judgment is required in determining whether to establish a litigation accrual when an adverse judgment is rendered against the Company in a court proceeding. In such situations, the Company will

not recognize a loss if, based upon a thorough review of all relevant facts and information, management believes that it is probable that the pending judgment will be successfully overturned on appeal. A detailed discussion of significant litigation matters is contained in Note 16 to the Consolidated Financial Statements.

Income Taxes

The breadth of the Company's operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating taxes the Company will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, state and international tax audits in the normal course of business. The resolution of these uncertainties may result in adjustments to the Company's tax assets and tax liabilities. It is reasonably possible that changes to the Company's global unrecognized tax benefits could be significant; however, due to the uncertainty regarding the timing of completion of audits and the possible outcomes, a current estimate of the range of increases or decreases that may occur within the next twelve months cannot be made. The Company has ongoing federal, state and international income tax audits in various jurisdictions and evaluates uncertain tax positions that may be challenged by local tax authorities. The impact, if any, of these audits to the Company's unrecognized tax benefits is not estimable.

Deferred income taxes result from differences between the financial and tax basis of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Significant judgment is required in evaluating the need for and magnitude of appropriate valuation allowances against deferred tax assets. The realization of these assets is dependent on generating future taxable income, as well as successful implementation of various tax planning strategies. For example, changes in facts and circumstances that alter the probability that the Company will realize deferred tax assets could result in recording a valuation allowance, thereby reducing the deferred tax asset and generating a deferred tax expense in the relevant period. In some situations, these changes could be material.

At December 31, 2023, the Company had a net deferred tax liability balance of $818 million, net of a valuation allowance of $738 million. Realization of deferred tax assets is expected to occur over an extended period of time. As a result, changes in tax laws, assumptions with respect to future taxable income, and tax planning strategies could result in adjustments to deferred tax assets. See Note 8 to the Consolidated Financial Statements for additional details related to the deferred tax liability balance.

The Inflation Reduction Act of 2022 ("IRA") was signed into law on August 16, 2022 and is effective to applicable corporations beginning in 2023. The IRA introduced a new 15 percent corporate alternative minimum tax ("CAMT"), based on adjusted financial statement income of certain large corporations. Applicable corporations will be allowed to claim a credit for the minimum tax paid against regular tax in future years. The Company is an applicable corporation subject to the CAMT requirements however, the Company did not incur a CAMT liability for 2023. The IRA also established an excise tax that imposes a 1 percent surcharge on stock repurchases, effective January 1, 2023. Refer to Note 18 to the Consolidated Financial Statements for further information on the 1 percent surcharge on stock repurchases.

Assessment of Income Tax Impacts related to 2023 Internal Legal Entity Restructurings

During 2023, the Company completed certain internal restructurings which resulted in estimated income tax impacts from a United States federal, state, and foreign jurisdiction perspective. The estimated tax impact of certain internal restructurings was calculated using valuations of legal entities and intellectual property, which involved the use of the income approach and assumptions, including, projected revenue growth rate, EBITDA margin, the weighted average costs of capital, capitalization rate, royalty rates, tax rate, capital expenditures, and terminal growth rates. The Company recorded a deferred income tax benefit of $324 million for the year ended December 31, 2023, related to these internal restructurings.

Assessment of Income Tax Impacts related to the M&M Divestitures

In connection with the M&M Divestitures, the Company completed certain internal restructurings which resulted in estimated income tax impacts from a United States federal, state and foreign jurisdiction perspective. The estimated tax impact of certain internal restructurings was calculated using valuations of components of legal entities and intellectual property, which involved the use of the income and/or market approach and assumptions, including, projected EBITDA, the weighted average costs of capital, royalty rates, tax rate, capital expenditures, and terminal growth rates for the income approach and projected EBITDA and market multiples for the market approach. The tax effect of these internal restructurings are included in the overall tax consequences of the M&M Divestitures.

The Company recorded net income tax expense of $21 million and $127 million for the years ended December 31, 2023 and 2022, respectively, related to the estimated tax impact of these internal restructurings from a United States and foreign jurisdiction perspective. Although the Company believes the estimated tax impacts are reasonable and appropriate, these estimates required significant judgment regarding the application of tax laws and regulations. Upon final resolution by the United States Internal Revenue Service or foreign tax authority through audit or litigation, the Company's income tax calculations and related filing positions regarding certain elements of these transactions could be different, which could have a material impact on the Company.

Valuation of Acquired Intangible Assets
The assets and liabilities of acquired businesses are measured at their estimated fair values at the dates of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired, including identified intangibles, is recorded as goodwill. The determination and allocation of fair value to the assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment, including estimates based on historical information, current market data and future expectations. The principal assumptions in these analyses include projected revenue, gross margins, selling, administrative, research and development expenses (SARD), depreciation, changes in net working capital, capital expenditures, the weighted average cost of capital, the terminal growth rates, and the tax rates for the income approach. For the market approach, the company uses projected EBITDA and derived multiples from comparable market transactions. The estimates are deemed reasonable by management based on information available at the dates of acquisition; however, estimates are inherently uncertain.

The Company engaged an independent third-party valuation specialist to assist with the allocation of the total purchase price for the acquisition of Spectrum Plastics Group ("Spectrum") to the fair value of the net assets acquired. This required the use of several assumptions and estimates, including, but not limited to, the customer attrition rate, the discount rate, net sales attributable to existing customers, the economic life, the EBITDA margin, the contributory asset charge, and the projected revenue for the customer-related intangible asset, the discount rate, the projected revenue, the royalty rate, the obsolescence rate, and the economic life for the developed technology, and the discount rate, the projected revenue, the royalty rate, and the economic life for the trademark/tradename. Although the Company believes the assumptions and estimates made were reasonable and appropriate, these estimates require significant judgment by management and are based in part on historical experience and information obtained from Spectrum management. For further information see Note 3 to the Consolidated Financial Statements.

Assessments of Long-Lived Assets and Goodwill
Assessment of the potential impairment of goodwill, other intangible assets, property, plant and equipment, investments in nonconsolidated affiliates, and other assets is an integral part of the Company's normal ongoing review of operations. Testing for potential impairment of these assets is significantly dependent on numerous assumptions and reflects management's best estimates at a particular point in time. The dynamic economic environments in which the Company's diversified product lines operate, and key economic and product line assumptions with respect to projected selling prices, market growth and inflation rates, can significantly affect the outcome of impairment tests. Estimates based on these assumptions may differ significantly from actual results. Changes in factors and assumptions used in assessing potential impairments can have a significant impact on the existence and magnitude of impairments, as well as the time in which such impairments are recognized. In addition, the Company continually reviews its diverse portfolio of assets to ensure they are achieving their greatest potential and are aligned with the Company's growth strategy. Strategic decisions involving a particular group of assets may trigger an assessment of the recoverability of the related assets. Such an assessment could result in impairment losses.

The Company performs its annual goodwill impairment testing during the fourth quarter, or more frequently when events or changes in circumstances indicate that the fair value is below carrying value, at the reporting unit level which is defined as the operating segment or one level below the operating segment. One level below the operating segment, or component, is a business in which discrete financial information is available and regularly reviewed by segment management. The Company aggregates certain components into reporting units based on economic similarities. The Company has seven reporting units.

For purposes of goodwill impairment testing, the Company has the option to first perform qualitative testing to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The qualitative evaluation is an assessment of factors, including reporting unit or asset specific operating results and cost factors, as well as industry, market and macroeconomic conditions, to determine whether it is more likely than not that the fair value of a reporting unit or asset is less than the respective carrying amount, including goodwill. If the Company chooses not to complete a qualitative assessment for a given reporting unit or if the initial assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is required.

If additional quantitative testing is performed, an impairment loss is recognized when the amount by which the carrying value of the reporting unit exceeds its fair value, limited to the amount of goodwill at the reporting unit. The Company determines fair values for each of the reporting units using a combination of the income approach and market approach.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The Company uses internal forecasts to estimate future cash flows and includes an estimate of long-term future growth rates based on its most recent views of the long-term outlook for each reporting unit. Discounted cash flow valuations are completed using the following key assumptions including Level 3 unobservable inputs: projected revenue, gross margins, selling, administrative, research and development expenses (SARD), depreciation, changes in net working capital, capital expenditures, the weighted average cost of capital, the terminal growth rate, and the tax rate. These key assumptions are determined through evaluation of the Company as a whole, underlying business fundamentals and industry risk. The Company derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to its reporting units to estimate the cost of equity financing. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in the respective reporting units and in its internally developed forecasts.

Under the market approach, the Company applies the Guideline Public Company Method ("GPCM") utilizing Level 3 unobservable inputs. Selected peer sets are based on close competitors, publicly traded companies and reviews of analysts' reports, public filings, and industry research. In selecting the EBIT/EBITDA multiples and determining the fair value, the Company considers the size, growth, and profitability of each reporting unit versus the relevant guideline public companies. When applicable, third-party purchase offers may be utilized to measure fair value.

Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. It is reasonably possible that the judgments and estimates described above could change in future periods.

Goodwill Impairment Testing at October 1, 2023
In the fourth quarter of 2023 at October 1, the Company performed its annual goodwill impairment testing by applying the qualitative assessment to six of its reporting units and the quantitative assessment to two of its reporting units. The Company considered various qualitative factors that would have affected the estimated fair value of the reporting units, and the results of the qualitative assessments indicated that it is not more likely than not that the fair values of the reporting units were less than their carrying values. For the reporting units tested under the quantitative assessment, the results indicated that the estimated fair values of the reporting units exceeded their carrying values. The estimated fair value of the Protection reporting unit within Water & Protection exceeded its carrying value by less than 5 percent. Given this level of fair value, the reporting unit is sensitive to changes in the significant assumptions used in the analysis.

Goodwill Impairment Testing at December 31, 2023
In connection with the preparation of the full year 2023 financial statements, the continuation of previously disclosed challenging macroeconomic environment in the residential, non-residential, and the repair and remodel construction markets, as well as incremental channel inventory destocking in healthcare and industrial end-markets served as a triggering event requiring the Company to perform an impairment analysis of the goodwill associated with its Protection reporting unit (aggregation of the Safety and Shelter businesses) as of December 31, 2023. The Company used a combination of the income approach and market approach as mentioned above. As a result of the analysis performed, the Company recorded a non-cash goodwill impairment charge of $804 million recognized in "Goodwill impairment charge" in the Consolidated Statements of Operations.

Impairment and Disposals of Long-Lived Assets and Impairment of Indefinite-Lived Intangible Assets
The Company evaluates the carrying value of long-lived assets (collectively the "asset group") to be held and used when events or changes in circumstances indicate the carrying value may not be recoverable. The Company tests its indefinite-lived intangible assets for impairment during the fourth quarter, or more frequently when events or changes in circumstances indicate that the fair value is below carrying value. The carrying value of a long-lived asset group is considered impaired when the anticipated future undiscounted cash flows to be derived from the asset group are less than its carrying value. Indefinite-lived intangible assets are considered impaired when their carrying value exceeds their fair value. In 2023, the Company identified a triggering event within Protection and assessed the indefinite-lived intangible assets and the long-lived assets of certain groups for impairment, noting no impairments were identified. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset group. Fair value of the asset group is determined using a combination of a discounted cash flow model and/or market approach. Long-lived assets to be disposed of by sale, if material, are classified as held for sale and reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be disposed of other than by sale are classified as held and used until they are disposed of. Depreciation is recognized over the remaining useful life of the assets.

LONG-TERM EMPLOYEE BENEFITS

The Company has various obligations to its employees and retirees. The Company maintains retirement-related programs in many countries that have a long-term impact on the Company's earnings and cash flows. These plans are typically defined benefit pension plans. The Company has a few medical, dental and life insurance benefits for employees, pensioners and survivors and for employees (other post-employment benefits or "OPEB" plans).

Pension coverage for employees of the Company's non-U.S. consolidated subsidiaries is provided, to the extent deemed appropriate, through separate plans. The Company regularly explores alternative solutions to meet its global pension obligations in the most cost-effective manner possible as demographics, life expectancy and country-specific pension funding rules change. Where permitted by applicable law, the Company reserves the right to change, modify or discontinue its plans that provide pension, medical, dental and life insurance. Benefits under defined benefit pension plans are based primarily on years of service and employees' pay near retirement.

Pension benefits are paid primarily from trust funds established to comply with applicable laws and regulations of the sovereign country in which the pension plan operates. Unless required by law, the Company does not make contributions that are in excess of tax-deductible limits. The actuarial assumptions and procedures utilized are reviewed periodically by the plans' actuaries to provide reasonable assurance that there will be adequate funds for the payment of benefits. Thus, there is not necessarily a direct correlation between pension funding and pension expense. In general, however, improvements in plans' funded status tends to moderate subsequent funding needs.

The Company contributed $9 million to its funded pension plans for the year ended December 31, 2023. The Company contributed $23 million and $28 million to its funded pension plans for the years ended December 31, 2022 and 2021, respectively. All values within this Long-Term Employee Benefits section are inclusive of balances and activity associated with discontinued operations.

The Company does maintain one U.S. pension benefit plan. This plan is a separate unfunded plan and these benefits are paid to employees from operating cash flows. The Company's remaining pension plans with no plan assets are paid from operating cash flows. The Company made benefit payments of $57 million, $56 million, and $60 million to its unfunded plans, including OPEB plans, for the years ended December 31, 2023, 2022 and 2021, respectively.

In 2024, the Company expects to contribute approximately $57 million to its funded pension plans and its remaining plans with no plan assets. The amount and timing of actual future contributions will depend on applicable funding requirements, discount rates, investment performance, plan design, and various other factors.

The Company's income can be affected by pension and defined contribution charges/(benefits) as well as OPEB costs. The following table summarizes the extent to which the Company's income for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 was affected by pre-tax charges related to long-term employee benefits:

	For the Years Ended		
In millions	*December 31, 2023*	*December 31, 2022*	*December 31, 2021*
Long-term employee benefit plan charges	$ 125	$ 98	$ 106

The above charges (benefit) for pension and OPEB are determined as of the beginning of each period. See "Pension Plans and Other Post-Employment Benefits" under the Critical Accounting Estimates section of this report for additional information on determining annual expense.

For 2024, long term employee benefit expense from continuing operations is expected to decrease by about $15 million compared to 2023. The decrease is mainly due to lower interest costs.

ENVIRONMENTAL MATTERS

The Company operates global manufacturing, facilities that are subject to a broad array of environmental laws and regulations. Such rules are subject to change by the implementing governmental agency, and the Company monitors these changes closely. Company policy requires that all operations meet or exceed legal and regulatory requirements.

In addition, the Company implements various voluntary programs to reduce its environmental footprint, which include initiatives to reduce air emissions, minimize the generation of hazardous waste, decrease the volume of water used and discharged, increase the efficiency of energy use, and seek to avoid, eliminate or minimize substances of concerns. In October 2019 DuPont announced its sustainability strategy and 2030 Sustainability Goals. The Company's sustainability strategy and goals prioritize global challenges such as climate change, water stewardship, advancing circular economy and processes, improving health and safety, and more. With these goals, DuPont is committed to using the Company's strength in innovation to advance progress on several of the United Nations' Sustainable Development Goals, increasing resiliency and reducing environmental and social impacts across value chains. Executive responsibility for overall sustainability performance sits with the Chief Technology & Sustainability Officer (the "CTSO"). The CTSO role was created specifically for DuPont to capitalize on the intrinsic link between sustainability and innovation in the Company's operating model. The CTSO reports directly to the CEO, and routinely engages with the Environmental, Health, Safety & Sustainability (EHS&S) Committee of the Board of Directors on matters of sustainability. DuPont's sustainability initiatives and strategy are discussed further in its 2023 Sustainability Report, which is available under *Sustainability* in the "About Us" section of its website; this report is not incorporated by reference and should not be considered part of this Form 10-K.

The Company incurs, and expects to incur for the foreseeable future, costs to comply with complex environmental laws and regulations, as well as internal voluntary programs and goals, such as DuPont's sustainability strategy. Based on existing facts and circumstances, management does not believe that year-over-year changes, if any, in environmental expenses charged to current operations will have a material impact on the Company's financial position, liquidity or results of operations. Annual expenditures in the near term are not expected to vary significantly from the range of such expenditures experienced in the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly.

Climate Change
The Company believes that climate change is an important global environmental issue that presents risks and opportunities. The Company is continuously evaluating opportunities for existing and new product and service offerings to meet the anticipated demands of a low-carbon economy.

As part of DuPont's sustainability strategy, the Company announced in 2019 an Acting on Climate Goal to reduce the Company's greenhouse gas (GHG) emissions, measured from a base year of 2019, including sourcing 60 percent of electricity for operations from renewable energy, and delivering carbon neutral operations by 2050. In the second quarter of 2023, DuPont announced that it had strengthened its climate goals including, among other things, increasing its reduction targets for Scope 1 and 2 GHG emissions and establishing a Scope 3 GHG emissions reduction goal measured from a 2020 base year. DuPont plans to report on its progress against these goals in its annual sustainability report.

In connection with its Acting on Climate goal, DuPont entered a virtual power purchase agreement, (the "VPPA"), with a subsidiary of NextEra Energy Resources, LLC in 2021. In April 2023, DuPont announced that the Appaloosa Run Wind Energy Center, a wind energy project resulting from the VPPA with NextEra, is operational and generating clean, renewable energy. The Appaloosa Run Wind Energy Center, located in Upton County, Texas, generates 135 megawatts of new wind power capacity or approximately 528,000 megawatt hours (MWh) of renewable electricity annually.

Public policies may bring higher operating costs as well as greater revenue and margin opportunities. Legislative efforts to control or limit GHG emissions could affect the Company's energy source and supply choices as well as increase the cost of energy and raw materials derived from fossil fuels. Such efforts are also anticipated to provide the business community with greater certainty for the regulatory future, help guide investment decisions, and drive growth in demand for low-carbon and energy-efficient products, technologies, and services. Similarly, demand is expected to grow for products that facilitate adaptation to a changing climate. However, the current unsettled policy environment in the U.S., where many company facilities are located, adds an element of uncertainty to business decisions, particularly those relating to long-term capital investments.

In addition, significant differences in regional or national approaches could present challenges in a global marketplace. An effective global climate policy framework will help drive the market changes that are needed to stimulate and efficiently deploy new innovations in science and technology, while maintaining open and competitive global markets.

Environmental Operating Costs

As a result of its operations, the Company incurs costs for pollution abatement activities including waste collection and disposal, installation and maintenance of air pollution controls and wastewater treatment, emissions testing and monitoring, and obtaining permits. The Company also incurs costs related to environmental related research and development activities including environmental field and treatment studies as well as toxicity and degradation testing to evaluate the environmental impact of products and raw materials.

Environmental Remediation

The Company has incurred environmental remediation costs of $69 million, $12 million and $14 million, for the years ended December 31, 2023, 2022 and 2021, respectively.

Changes in the remediation accrual balance are summarized below:

(In millions)		
Balance at December 31, 2021	$	89
Remediation payments		(11)
Net increase in remediation accrual		12
Net change, indemnification [1]		—
Balance at December 31, 2022	$	90
Remediation payments		(10)
Net increase in remediation accrual [2]		69
Net change, indemnification [1]		(1)
Balance at December 31, 2023	$	148

1. Represents the net change in indemnified remediation obligations based on activity pursuant to the DWDP Separation and Distribution Agreement and Letter Agreement as discussed below and in Note 16 to the Consolidated Financial Statements. This is not inclusive of the environmental accrual related to eligible PFAS costs associated with the MOU of $152 million and $173 million as of December 31, 2023 and 2022, respectively.
2. Primarily represents the increase in the Company's indemnification liability for Non-PFAS costs under the DWDP Separation and Distribution Agreement and Letter Agreement.

Considerable uncertainty exists with respect to environmental remediation costs, and, under adverse changes in circumstances, the potential liability may range up to $313 million above the amount accrued as of December 31, 2023. However, based on existing facts and circumstances, management does not believe that any loss, in excess of amounts accrued, related to remediation activities at any individual site will have a material impact on the financial position, liquidity or results of operations of the Company.

Pursuant to the DWDP Separation and Distribution Agreement and the Letter Agreement discussed in Note 16 to the Consolidated Financial Statements, the Company indemnifies Dow and Corteva for certain environmental matters. The Company has recorded an indemnification liability of $102 million corresponding to the Company's accrual balance related to these matters at December 31, 2023. The indemnification liability is included in the total remediation accrual liability of $148 million.

Environmental Capital Expenditures

Capital expenditures for environmental projects, either required by law or necessary to meet the Company's internal environmental goals, were $23 million for the year ended December 31, 2023. This amount includes $8 million of expenditures used towards the Company's climate change initiatives. The Company currently estimates expenditures for environmental-related capital projects to be approximately $25 million in 2024, with less than $5 million estimated for climate change initiatives.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's global operations are exposed to financial market risks relating to fluctuations in foreign currency exchange rates, commodity prices, and interest rates. The Company has established a variety of programs including the use of derivative instruments and other financial instruments to manage the exposure to financial market risks as to minimize volatility of financial results. In the ordinary course of business, the Company enters into derivative instruments to hedge its exposure to foreign currency, interest rate and commodity price risks under established procedures and controls. For additional information on these derivatives and related exposures, see Note 21 to the Consolidated Financial Statements. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends. Foreign currency exchange contracts are also used, from time to time, to manage near-term foreign currency cash requirements.

Foreign Currency Exchange Rate Risks

The Company has significant international operations resulting in a large number of currency transactions from international sales, purchases, investments and borrowings. The primary currencies for which the Company has an exchange rate exposure are the European euro ("EUR"), Chinese renminbi ("CNY"), Japanese yen ("JPY"), South Korean won ("KRW") and Canadian dollar ("CAD"). The Company uses forward exchange contracts to offset its net exposures, by currency, related to the foreign currency denominated monetary assets and liabilities of its operations. In addition to the contracts disclosed in Note 21 to the Consolidated Financial Statements, from time to time, the Company will enter into foreign currency exchange contracts to establish with certainty the U.S. dollar ("USD") amount of future firm commitments denominated in a foreign currency.

The following table illustrates the fair values of outstanding foreign currency contracts at December 31, 2023 and 2022, and the effect on fair values of a hypothetical adverse change in the foreign exchange rates that existed at December 31, 2023 and 2022. The sensitivities for foreign currency contracts are based on a 10 percent adverse change in foreign exchange rates.

	Fair Value Asset/(Liability)		Fair Value Sensitivity	
In millions	2023	2022	2023	2022
Foreign currency contracts	$ 3	$ (25)	$ (165)	$ (290)

The Company uses cross currency swaps, designated as a net investment hedge, to hedge portions of its net investment in its European operations. The net investment hedge serves to offset the foreign currency translation risk from the Company's foreign operations. If the U.S. dollar weakened by 10 percent, the fair value of the net investment hedge would have been approximately $101 million lower as of December 31, 2023 and approximately $91 million lower as of December 31, 2022.

The Company uses interest rate swaps to hedge changes in the fair value of the hedged item due to changes in the Secured Overnight Financing Rate ("SOFR"). If the floating rates appreciated by 10 percent, the fair value of the interest rate swaps would have been approximately $26 million lower as of December 31, 2023 and December 31, 2022.

Since the Company's risk management programs are highly effective, the potential loss in value for each risk management portfolio described above would be largely offset by changes in the value of the underlying exposure.

Concentration of Credit Risk

The Company maintains cash and cash equivalents, marketable securities, derivatives and certain other financial instruments with various financial institutions. These financial institutions are generally highly rated and geographically dispersed and the Company has a policy to limit the dollar amount of credit exposure with any one institution.

As part of the Company's financial risk management processes, it continuously evaluates the relative credit standing of all of the financial institutions that service DuPont and monitors actual exposures versus established limits. The Company has not sustained credit losses from instruments held at financial institutions.

The Company's sales are not materially dependent on any single customer. As of December 31, 2023, no one individual customer balance represented more than five percent of the Company's total outstanding receivables balance. Credit risk associated with its receivables balance is representative of the geographic, industry and customer diversity associated with the Company's global product lines.

The Company also maintains strong credit controls in evaluating and granting customer credit. As a result, it may require that customers provide some type of financial guarantee in certain circumstances. Length of terms for customer credit varies by industry and region.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this Item are included herein, commencing on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures to give reasonable assurance that information required to be disclosed in the Company's reports filed or submitted under the Securities Exchange Act of 1934 (Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. These controls and procedures also give reasonable assurance that information required to be disclosed in such reports is accumulated and communicated to management to allow timely decisions regarding required disclosures.

As of December 31, 2023, the Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), together with management, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the CEO and CFO concluded that these disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 and 15d-15 that was conducted during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 excluded Spectrum Plastics Group, which was acquired by the Company in August 2023. The total assets and total net sales of Spectrum Plastics Group excluded from management's assessment of internal control over financial reporting represent less than 1 percent and less than 2 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting in the year of acquisition while integrating the acquired company under guidelines established by the Securities and Exchange Commission.

The Company has completed its evaluation of its internal controls and has concluded that the Company's system of internal controls over financial reporting was effective as of December 31, 2023 (see page F-2).

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information related to Directors, certain executive officers and certain corporate governance matters (including identification of Audit Committee members and financial expert(s)) is contained in the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders of DuPont de Nemours, Inc. and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information related to executive compensation and the Company's equity compensation plans is contained in the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders of DuPont de Nemours, Inc. and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to beneficial ownership of DuPont de Nemours, Inc. common stock by each Director and all Directors and executive officers of the Company as a group is contained in the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders of DuPont de Nemours, Inc. and is incorporated herein by reference.

Information relating to any person who beneficially owns in excess of 5 percent of the total outstanding shares of DuPont de Nemours, Inc. common stock is contained in the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders of DuPont de Nemours, Inc. and is incorporated herein by reference.

Information with respect to compensation plans under which equity securities are authorized for issuance is contained in the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders of DuPont de Nemours, Inc. and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Reportable relationships and related transactions, if any, as well as information relating to director independence are contained in the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders of DuPont de Nemours, Inc. and are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information with respect to fees and services related to the Company's independent auditors, PricewaterhouseCoopers LLP, and the disclosure of the Audit Committee's pre-approval policies and procedures are contained in the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders of DuPont and are incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Financial Statements and Financial Statement Schedules:

      1.   Financial Statements (See the Index to the Consolidated Financial Statements on page F-1 of this report).

      2.   Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

(In millions) for the years ended December 31,	2023		2022		2021	
Accounts Receivable—Allowance for Doubtful Receivables						
Balance at beginning of period	$	38	$	28	$	32
Additions charged to expenses		12		11		6
Deductions from reserves[1]		(10)		(1)		(10)
Balance at end of period	$	40	$	38	$	28
Inventory—Obsolescence Reserve						
Balance at beginning of period	$	4	$	6	$	3
Additions charged to expenses		14		18		34
Deductions from reserves[2]		(10)		(20)		(31)
Balance at end of period	$	8	$	4	$	6
Deferred Tax Assets—Valuation Allowance						
Balance at beginning of period	$	703	$	700	$	617
Additions [3, 4]		47		125		152
Deductions from reserves [3]		(12)		(122)		(69)
Balance at end of period	$	738	$	703	$	700

1. Deductions include write-offs, recoveries and currency translation adjustments.
2. Deductions include disposals and currency translation adjustments.
3. Additions and Deductions include currency translation adjustments.
4. Includes approximately $50 million related to the acquisition of Laird Performance Materials in 2021.

Financial Statement Schedules listed under the Securities and Exchange Commission ("SEC") rules but not included in this report are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto incorporated by reference.

(b) Exhibits required to be filed by Item 601 of Regulation S-K (all of which are under Commission File No. 0001666700):

EXHIBIT NO.	DESCRIPTION
3.1	Third Amended and Restated Certificate of Incorporation of DuPont de Nemours, Inc. incorporated by reference to Exhibit 3.1 to DuPont de Nemours, Inc.'s Current Report on Form 8-K filed April 30, 2021.
3.2	Amended and Restated Bylaws of DuPont de Nemours, Inc. incorporated by reference to Exhibit 3.1 to DuPont de Nemours, Inc.'s Current Report on Form 8-K filed March 30, 2023.
4.1	Description of Capital Stock incorporated by reference to Exhibit 4.1 to DuPont de Nemours, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.
4.2	Indenture, dated as of November 28, 2018, by and between DowDuPont Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the DuPont de Nemours. Inc. Current Report on Form 8-K filed on November 28, 2018.
10.1**†	Settlement Agreement, dated June 30, 2023, by and among The Chemours Company, The Chemours Company FC, LLC, DuPont de Nemours, Inc., Corteva Inc. and E. I. du Pont de Nemours and Company n/k/a EIDP, Inc. and representatives of certain U.S. public water systems as set out therein, incorporated by reference to Exhibit 2.1 to DuPont de Nemours, Inc.'s Current Report on Form 8-K filed June 30, 2023.
10.2	Memorandum of Understanding, dated January 22, 2021, by and among DuPont de Nemours, Inc., Corteva, Inc., E. I. du Pont de Nemours and Company and The Chemours Company, incorporated by reference to Exhibit 10.1 to the DuPont de Nemours, Inc. Current Report on Form 8-K filed January 22, 2021.
10.3**†	Tax Matters Agreement dated February 1, 2021, by and among DuPont de Nemours Inc., Nutrition & Biosciences, Inc. and International Flavors & Fragrances Inc. incorporated by reference to Exhibit 10.1 to the DuPont de Nemours, Inc. Current Report on Form 8-K filed February 4, 2021.
10.5**†	Separation and Distribution Agreement, effective as of April 1, 2019, by and among DowDuPont Inc., Dow Inc. and Corteva, Inc. incorporated by reference to Exhibit 2.1 to the DowDuPont Inc. Current Report on Form 8-K filed April 2, 2019.
10.7	Letter Agreement, effective as of June 1, 2019 by and between DuPont de Nemours, Inc. and Corteva, Inc., incorporated by reference to Exhibit 10.2 to the DuPont de Nemours, Inc. Current Report on Form 8-K filed June 3, 2019.
10.8	Amended and Restated Tax Matters Agreement, effective as of June 1, 2019, by and among DowDuPont Inc., Corteva, Inc. and Dow Inc., incorporated by reference to Exhibit 10.3 to the DuPont de Nemours, Inc. Current Report on Form 8-K filed June 3, 2019.
10.9	DuPont de Nemours, Inc. 2020 Equity and Incentive Plan, incorporated by reference to Exhibit 10.1 to the DuPont de Nemours, Inc. Current Report on Form 8- K filed May 29, 2020.
10.10	DuPont Senior Executive Severance Plan, effective as of June 1, 2019, incorporated by reference to Exhibit 10.4 to the DuPont de Nemours, Inc. Current Report on Form 8-K filed June 3, 2019.
10.11	DuPont Management Deferred Compensation Plan, effective June 1, 2019, incorporated by reference to Exhibit 10.5 to DuPont de Nemours, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.
10.12	DuPont Stock Accumulation and Deferred Compensation Plan for Directors, effective June 1, 2019, incorporated by reference to Exhibit 10.6 to DuPont de Nemours, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.
10.13	DuPont Deferred Variable Compensation Plan, effective June 1, 2019, incorporated by reference to Exhibit 10.7 to DuPont de Nemours, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.
10.14	DuPont Retirement Savings Restoration Plan, effective June 1, 2019, incorporated by reference to Exhibit 10.8 to DuPont de Nemours, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.
10.15	DuPont Pension Restoration Plan, effective June 1, 2019, incorporated by reference to Exhibit 10.9 to DuPont de Nemours, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.
10.16	DuPont Omnibus Incentive Plan effective June 1, 2019, incorporated by reference to Exhibit 10.10 to DuPont de Nemours, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

10.17	Amended and Restated Employment Agreement by and between DuPont de Nemours, Inc. and Edward D. Breen, dated as of December 28, 2019, incorporated by reference to Exhibit 10.1 to DuPont de Nemours, Inc. Current Report on Form 8-K filed December 29, 2020.
10.18	Employment Letter Agreement by and between DuPont de Nemours, Inc. and Edward D. Breen, dated as of February 6, 2023, incorporated by reference to Exhibit 10.1 to DuPont de Nemours, Inc. Current Report on Form 8-K filed February 7, 2023.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.
24	Power of Attorney (included as part of signature page).
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	DuPont Incentive Compensation Clawback Policy, effective October 2, 2023.
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith

**The Company has omitted certain schedules and other similar attachments to such agreement pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish a copy of such omitted documents to the SEC upon request.

†Certain provisions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>DUPONT DE NEMOURS, INC.</u>

Registrant

Date: February 15, 2024

By:	/s/ MICHAEL G. GOSS
Name:	Michael G. Goss
Title:	Vice President and Controller
City:	Wilmington
State:	Delaware

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ LORI KOCH Lori Koch	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 15, 2024
/s/ MICHAEL G. GOSS Michael G. Goss	Vice President and Controller (Principal Accounting Officer)	February 15, 2024

We, the undersigned directors and officers of DuPont de Nemours, Inc, hereby severally constitute Erik T. Hoover, Senior Vice President & General Counsel and Peter W. Hennessey, Vice President, Associate General Counsel & Corporate Secretary, and each of them singly, as our true and lawful attorneys with full power to them and each of them to sign for us, in our names in the capacities indicated below, any and all amendments or supplements to this Annual Report on Form 10-K and to cause same to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934.

Signature	Title(s)	Date
/s/ EDWARD D. BREEN Edward D. Breen	Chief Executive Officer and Director (Principal Executive Officer)	February 15, 2024
/s/ AMY G. BRADY Amy G. Brady	Director	February 15, 2024
/s/ RUBY R. CHANDY Ruby R. Chandy	Director	February 15, 2024
/s/ TERRENCE R. CURTIN Terrence R. Curtin	Director	February 15, 2024
/s/ ALEXANDER M. CUTLER Alexander M. Cutler	Director	February 15, 2024
/s/ ELEUTHERE I. DU PONT Eleuthère I. du Pont	Director	February 15, 2024
/s/ KRISTINA M. JOHNSON Kristina M. Johnson	Director	February 15, 2024
/s/ LUTHER C. KISSAM Luther C. Kissam	Director	February 15, 2024
/s/ FREDERICK M. LOWERY Frederick M. Lowery	Director	February 15, 2024
/s/ DEANNA M. MULLIGAN Deanna M. Mulligan	Director	February 15, 2024
/s/ STEVEN M. STERIN Steven M. Sterin	Director	February 15, 2024

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DuPont de Nemours, Inc.
Index to the Consolidated Financial Statements

Management's Reports on Responsibility for Financial Statements and Internal Control over Financial Reporting

Management's Report on Responsibility for Financial Statements

Management is responsible for the Consolidated Financial Statements and the other financial information contained in this Annual Report on Form 10-K. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and are considered by management to present fairly the Company's financial position, results of operations and cash flows. The financial statements include some amounts that are based on management's best estimates and judgments. The financial statements have been audited by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP. The purpose of their audit is to express an opinion as to whether the Consolidated Financial Statements included in this Annual Report on Form 10-K present fairly, in all material respects, the Company's financial position, results of operations and cash flows in conformity with GAAP. Their report is presented on the following pages.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting has certain inherent limitations which may not prevent or detect misstatements. In addition, changes in conditions and business practices may cause variation in the effectiveness of internal controls.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework (2013)*. Based on its assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 excluded Spectrum Plastics Group, which was acquired by the Company in August 2023. The total assets and total net sales of Spectrum Plastics Group excluded from management’s assessment of internal control over financial reporting represent about less than 1 percent and less than 2 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting in the year of acquisition while integrating the acquired company under guidelines established by the Securities and Exchange Commission staff.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, as stated in its report, which is presented on the following pages.

/s/ EDWARD D. BREEN	/s/ LORI KOCH
Edward D. Breen	Lori Koch
Chief Executive Officer	Chief Financial Officer

February 15, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of DuPont de Nemours, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of DuPont de Nemours, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2023 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Spectrum Plastics Group from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a purchase business combination during 2023. We have also excluded Spectrum Plastics Group from our audit of internal control over financial reporting. Spectrum Plastics Group is a wholly-owned subsidiary whose total assets and total net sales excluded from management's assessment and our audit of internal control over financial reporting represent less than 1 percent and less than 2 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and

dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill impairment – Protection reporting unit

As described in Notes 1 and 14 to the consolidated financial statements, as of December 31, 2023, the Company's consolidated goodwill balance was $16.7 billion, and the goodwill associated with the Protection reporting unit was $4.8 billion. Management tests goodwill for impairment at the reporting unit level annually during the fourth quarter, or more frequently when events or changes in circumstances indicate the fair value of a reporting unit has more likely than not declined below its carrying value. Management performed quantitative testing on the Protection reporting unit using a combination of the discounted cash flow model (a form of the income approach) and the Guideline Public Company Method (a form of market approach). As a result of the analysis performed, management concluded the carrying amount of the Protection reporting unit exceeded its fair value resulting in a non-cash goodwill impairment charge of $804 million. As disclosed by management, under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. Management uses internal forecasts to estimate future cash flows and includes an estimate of long-term future growth rates based on its most recent views of the long-term outlook for each reporting unit. Discounted cash flow valuations are completed using the following key assumptions: projected revenue, gross margins, selling, administrative, research and development expenses (SARD), capital expenditures, depreciation, changes in net working capital, the weighted average cost of capital, the terminal growth rate, and the tax rate. Under the market approach, management applies the Guideline Public Company Method ("GPCM"), which uses projected earnings before interest, taxes, depreciation and amortization (EBITDA) and derived multiples from comparable market transactions.

The principal considerations for our determination that performing procedures relating to the goodwill impairment analysis for the Protection reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Protection reporting unit; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to projected revenue, gross margins, SARD, capital expenditures, the weighted average cost of capital, the terminal growth rate and the tax rate for the income approach and market multiples for the market approach; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment analysis, including controls over the valuation of the Protection reporting unit and controls over the development of the significant assumptions related to projected revenue, gross margins, SARD, capital expenditures, the weighted average cost of capital, the terminal growth rate, the tax rate and market multiples. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Protection reporting unit; (ii) evaluating the appropriateness of the income and market approaches used by management and the weighting of the approaches; (iii) testing the completeness and accuracy of underlying data used in the income and market approaches; and (iv) evaluating the reasonableness of the significant assumptions used by management related to projected revenue, gross margins, SARD, capital expenditures, the weighted average cost of capital, the terminal growth rate and the tax rate for the income approach and market multiples for the market approach. Evaluating the reasonableness of management's significant assumptions related to projected revenue, gross margins, SARD, capital expenditures and the tax rate involved considering (i) the current economic conditions and recent operating results of the Protection reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions used by management were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company's income and market approaches, the weighting of the approaches, and the reasonableness of the weighted average cost of capital, the terminal growth rate and market multiples assumptions.

Valuation of customer-related intangible asset - Spectrum Plastics Group acquisition
As described in Note 3 to the consolidated financial statements, the Company completed the acquisition of Spectrum Plastics Group ("Spectrum") for total consideration of $1,792 million on August 1, 2023, which resulted in $772 million of a customer-related intangible asset being recorded. Fair value of the acquired customer-related intangible asset was determined by management using the multi-period excess earnings method. As disclosed by management, this required the use of several assumptions and estimates, including, but not limited to the customer attrition rate, the discount rate, the economic life, the EBITDA margin, the contributory asset charge, net sales attributable to existing customers and the projected revenue for the customer-related intangible asset.

The principal considerations for our determination that performing procedures relating to the valuation of the customer-related intangible asset acquired in the acquisition of Spectrum is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer-related intangible asset acquired; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to projected revenue, net sales attributable to existing customers, EBITDA margin, customer attrition rate, discount rate, economic life and contributory asset charges; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the customer-related intangible asset and controls over the development of significant assumptions related to projected revenue, net sales attributable to existing customers, EBITDA margin, customer attrition rate, discount rate, economic life, and contributory asset charges. These procedures also included, among others (i) testing management's process for estimating the fair value of the customer-related intangible asset acquired; (iii) evaluating the appropriateness of the valuation method; (iv) testing the completeness and accuracy of underlying data used by management in the valuation method; and (v) evaluating the reasonableness of significant assumptions used by management related to projected revenue, net sales attributable to existing customers, EBITDA margin, customer attrition rate, discount rate, economic life, and contributory asset charges. Evaluating the reasonableness of management's significant assumptions related to projected revenue, net sales attributable to existing customers, and EBITDA margin involved considering (i) the current economic conditions and recent operating results of Spectrum; (ii) external market and industry data; and (iii) whether the assumptions used by management were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's valuation method and (ii) the reasonableness of customer attrition rate, discount rate, economic life and contributory asset charges assumptions.

/s/PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 15, 2024

We have served as the Company's auditor since 2019.

DuPont de Nemours, Inc.
Consolidated Statements of Operations

(In millions, except for per share amounts) For the years ended December 31,	*2023*	*2022*	*2021*
Net sales	$ 12,068	$ 13,017	$ 12,566
Cost of sales	7,835	8,402	7,971
Research and development expenses	508	536	557
Selling, general and administrative expenses	1,408	1,467	1,602
Amortization of intangibles	600	590	566
Restructuring and asset related charges - net	146	155	50
Goodwill impairment charge	804	—	—
Acquisition, integration and separation costs	20	193	81
Equity in earnings of nonconsolidated affiliates	51	75	85
Sundry income (expense) - net	102	191	145
Interest expense	396	492	525
Income from continuing operations before income taxes	$ 504	$ 1,448	$ 1,444
(Benefit from) provision for income taxes on continuing operations	(29)	387	237
Income from continuing operations, net of tax	$ 533	$ 1,061	$ 1,207
(Loss) income from discontinued operations, net of tax	(71)	4,856	5,308
Net income	$ 462	$ 5,917	$ 6,515
Net income attributable to noncontrolling interests	39	49	48
Net income available for DuPont common stockholders	$ 423	$ 5,868	$ 6,467

Per common share data:			
Earnings per common share from continuing operations - basic	$ 1.10	$ 2.02	$ 2.17
(Loss) earnings per common share from discontinued operations - basic	(0.16)	9.75	9.75
Earnings per common share - basic	$ 0.94	$ 11.77	$ 11.92
Earnings per common share from continuing operations - diluted	$ 1.09	$ 2.02	$ 2.16
(Loss) earnings per common share from discontinued operations - diluted	(0.16)	9.73	9.72
Earnings per common share - diluted	$ 0.94	$ 11.75	$ 11.89

Weighted-average common shares outstanding - basic	449.9	498.5	542.7
Weighted-average common shares outstanding - diluted	451.2	499.4	544.2

See Notes to the Consolidated Financial Statements.

DuPont de Nemours, Inc.
Consolidated Statements of Comprehensive Income

(In millions) For the years ended December 31,	2023	2022	2021
Net income	$ 462	$ 5,917	$ 6,515
Other comprehensive income (loss), net of tax			
Cumulative translation adjustments	38	(1,119)	(755)
Pension and other post-employment benefit plans	(92)	41	425
Derivative instruments	(41)	61	56
Split-off of N&B	—	—	258
Separation of M&M Divestitures	(32)	167	—
Total other comprehensive loss	(127)	(850)	(16)
Comprehensive income	335	5,067	6,499
Comprehensive income attributable to noncontrolling interests, net of tax	31	31	35
Comprehensive income attributable to DuPont	$ 304	$ 5,036	$ 6,464

See Notes to the Consolidated Financial Statements.

DuPont de Nemours, Inc.
Consolidated Balance Sheets

(In millions, except share and per share amounts)	December 31, 2023	December 31, 2022
Assets		
Current Assets		
Cash and cash equivalents	$ 2,392	$ 3,662
Marketable securities	—	1,302
Restricted cash and cash equivalents	411	7
Accounts and notes receivable - net	2,370	2,518
Inventories	2,147	2,329
Prepaid and other current assets	194	161
Assets of discontinued operations	—	1,291
Total current assets	7,514	11,270
Property		
Property, plant and equipment	10,725	10,179
Less: Accumulated depreciation	4,841	4,448
Property, plant and equipment - net	5,884	5,731
Other Assets		
Goodwill	16,720	16,663
Other intangible assets	5,814	5,495
Restricted cash and cash equivalents - noncurrent	—	103
Investments and noncurrent receivables	1,071	733
Deferred income tax assets	312	109
Deferred charges and other assets	1,237	1,251
Total other assets	25,154	24,354
Total Assets	$ 38,552	$ 41,355
Liabilities and Equity		
Current Liabilities		
Short-term borrowings	$ —	$ 300
Accounts payable	1,675	2,103
Income taxes payable	154	233
Accrued and other current liabilities	1,269	951
Liabilities of discontinued operations	—	146
Total current liabilities	3,098	3,733
Long-Term Debt	7,800	7,774
Other Noncurrent Liabilities		
Deferred income tax liabilities	1,130	1,158
Pension and other post-employment benefits - noncurrent	565	522
Other noncurrent obligations	1,234	1,151
Total other noncurrent liabilities	2,929	2,831
Total Liabilities	13,827	14,338
Commitments and contingent liabilities		
Stockholders' Equity		
Common stock (authorized 1,666,666,667 shares of $0.01 par value each; issued 2023: 430,110,140 shares; 2022: 458,124,262 shares)	4	5
Additional paid-in capital	48,059	48,420
Accumulated deficit	(22,874)	(21,065)
Accumulated other comprehensive loss	(910)	(791)
Total DuPont stockholders' equity	24,279	26,569
Noncontrolling interests	446	448
Total equity	24,725	27,017
Total Liabilities and Equity	$ 38,552	$ 41,355

See Notes to the Consolidated Financial Statements.

DuPont de Nemours, Inc.
Consolidated Statements of Cash Flows

(In millions) For the years ended December 31,	2023	2022	2021
Operating Activities			
Net income	$ 462	$ 5,917	$ 6,515
(Loss) income from discontinued operations	(71)	4,856	5,308
Net income from continuing operations	$ 533	$ 1,061	$ 1,207
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,147	1,135	1,112
Credit for deferred income tax and other tax related items	(381)	(157)	(252)
Earnings of nonconsolidated affiliates less than dividends received	20	36	12
Net periodic pension benefit cost	31	2	3
Periodic benefit plan contributions	(63)	(66)	(74)
Net gain on sales, businesses and investments	(19)	(78)	(171)
Restructuring and asset related charges - net	146	155	50
Goodwill impairment charge	804	—	—
Inventory step-up amortization	—	—	12
Other net loss	128	16	177
Changes in assets and liabilities, net of effects of acquired and divested companies:			
Accounts and notes receivable	202	(79)	(346)
Inventories	227	(215)	(248)
Accounts payable	(310)	(138)	221
Other assets and liabilities, net	(274)	(423)	143
Cash provided by operating activities - continuing operations	2,191	1,249	1,846
Investing Activities			
Capital expenditures	(619)	(662)	(788)
Proceeds from sales of property, businesses, and ownership interests in nonconsolidated affiliates, net of cash divested	1,244	10,951	797
Acquisitions of property and businesses, net of cash acquired	(1,761)	5	(2,346)
Purchases of investments	(32)	(1,317)	(2,001)
Proceeds from sales and maturities of investments	1,334	15	2,001
Other investing activities, net	6	12	39
Cash provided by (used for) investing activities - continuing operations	172	9,004	(2,298)
Financing Activities			
Changes in short-term borrowings	—	(150)	150
Proceeds from credit facility	—	600	—
Repayment of credit facility	—	(600)	—
Payments on long-term debt	(300)	(2,500)	(5,000)
Purchases of common stock and forward contracts	(2,000)	(4,375)	(2,143)
Proceeds from issuance of Company stock	27	88	115
Employee taxes paid for share-based payment arrangements	(27)	(27)	(26)
Distributions to noncontrolling interests	(37)	(26)	(29)
Dividends paid to stockholders	(651)	(652)	(630)
Other financing activities, net	(1)	(4)	(26)
Cash used for financing activities - continuing operations	(2,989)	(7,646)	(7,589)
Cash Flows from Discontinued Operations			
Cash (used for) provided by operations - discontinued operations	(273)	(661)	435
Cash used for investing activities - discontinued operations	(33)	(81)	(103)
Cash (used for) provided by financing activities - discontinued operations	—	(21)	1,082
Cash (used in) provided by discontinued operations	(306)	(763)	1,414
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(37)	(148)	(72)
(Decrease) increase in cash, cash equivalents and restricted cash	(969)	1,696	(6,699)
Cash, cash equivalents and restricted cash from continuing operations, beginning of period	3,772	2,037	8,733
Cash, cash equivalents and restricted cash from discontinued operations, beginning of period	—	39	42
Cash, cash equivalents and restricted cash at beginning of period	3,772	2,076	8,775
Cash, cash equivalents and restricted cash from continuing operations, end of period	2,803	3,772	2,037
Cash, cash equivalents and restricted cash from discontinued operations, end of period	—	—	39
Cash, cash equivalents and restricted cash at end of period	$ 2,803	$ 3,772	$ 2,076

See Notes to the Consolidated Financial Statements.

DuPont de Nemours, Inc.
Consolidated Statements of Cash Flows

(In millions) For the years ended December 31,	*2023*	*2022*	*2021*
Supplemental cash flow information			
Cash paid during the year for:			
Interest, net of amounts capitalized - from continuing operations	$ 408	$ 494	$ 497
Income taxes, net of refunds - from continuing operations	360	642	433
Interest, net of amounts capitalized - from discontinued operations	—	—	2
Income taxes, net of refunds - from discontinued operations	34	202	128

See Notes to the Consolidated Financial Statements.

DuPont de Nemours, Inc.
Consolidated Statements of Equity

In millions	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comp (Loss) Income	Treasury Stock	Non-controlling Interests	Total Equity
2021							
Balance at January 1, 2021	$ 7	$ 50,039	$ (11,586)	$ 44	$ —	$ 566	$ 39,070
Net income	—	—	6,467	—	—	48	6,515
Other comprehensive loss	—	—	—	(3)	—	(13)	(16)
Dividends ($1.20 per common share)	—	(630)	—	—	—	—	(630)
Common stock issued/sold	—	115	—	—	—	—	115
Stock-based compensation	—	49	—	—	—	—	49
Contributions from non-controlling interest	—	—	—	—	—	84	84
Distributions to non-controlling interests	—	—	—	—	—	(41)	(41)
Purchases of treasury stock	—	—	—	—	(2,143)	—	(2,143)
Retirement of treasury stock	—	—	(2,143)	—	2,143	—	—
Split-off of N&B	(2)	—	(15,926)	—	—	(27)	(15,955)
Other	—	1	1	—	—	—	2
Balance at December 31, 2021	$ 5	$ 49,574	$ (23,187)	$ 41	$ —	$ 617	$ 27,050
2022							
Net income	—	—	5,868	—	—	49	5,917
Other comprehensive loss	—	—	—	(832)	—	(18)	(850)
Dividends ($1.32 per common share)	—	(652)	—	—	—	—	(652)
Common stock issued/sold	—	88	—	—	—	—	88
Stock-based compensation	—	57	—	—	—	—	57
Contributions from non-controlling interest	—	—	—	—	—	2	2
Distributions to non-controlling interests	—	—	—	—	—	(36)	(36)
Purchases of treasury stock	—	—	—	—	(3,725)	—	(3,725)
Retirement of treasury stock	—	—	(3,725)	—	3,725	—	—
Forward contracts for share repurchase	—	(650)	—	—	—	—	(650)
M&M Divestiture	—	—	—	—	—	(167)	(167)
Other	—	3	(21)	—	—	1	(17)
Balance at December 31, 2022	$ 5	$ 48,420	$ (21,065)	$ (791)	$ —	$ 448	$ 27,017
2023							
Net income	—	—	423	—	—	39	462
Other comprehensive loss	—	—	—	(119)	—	(8)	(127)
Dividends ($1.44 per common share)	—	(651)	—	—	—	—	(651)
Common stock issued/sold	—	27	—	—	—	—	27
Stock-based compensation	—	51	—	—	—	—	51
Distributions to non-controlling interests	—	—	—	—	—	(37)	(37)
Purchases of treasury stock	—	—	—	—	(1,600)	—	(1,600)
Excise tax on purchases of treasury stock	—	—	(21)	—	—	—	(21)
Retirement of treasury stock	(1)	—	(2,212)	—	2,213	—	—
Forward contracts for share repurchase	—	(400)	—	—	—	—	(400)
Settlement of forward contracts for share repurchase	—	613	—	—	(613)	—	—
Other	—	(1)	1	—	—	4	4
Balance at December 31, 2023	$ 4	$ 48,059	$ (22,874)	$ (910)	$ —	$ 446	$ 24,725

See Notes to the Consolidated Financial Statements.

DuPont De Nemours, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying Consolidated Financial Statements of DuPont de Nemours, Inc. ("DuPont" or the "Company") were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant accounting policies described below, together with the other notes that follow, are an integral part of the Consolidated Financial Statements.

The Consolidated Financial Statements include the accounts of the Company and subsidiaries in which a controlling interest is maintained. The Consolidated Financial Statements also include the accounts of joint ventures that are variable interest entities ("VIEs") in which the Company is the primary beneficiary due to the Company's power to direct the VIEs significant activities. For those consolidated subsidiaries in which the Company's ownership is less than 100 percent, the outside stockholders' interests are shown as noncontrolling interests. Investments in affiliates over which the Company has the ability to exercise significant influence but does not have a controlling interest are accounted for under the equity method.

The Company is also involved with certain joint ventures accounted for under the equity method of accounting that are VIEs. The Company is not the primary beneficiary, as the nature of the Company's involvement with the VIEs does not provide it the power to direct the VIEs significant activities. Future events may require these VIEs to be consolidated if the Company becomes the primary beneficiary. At December 31, 2023 and 2022, the maximum exposure to loss related to the nonconsolidated VIEs is not considered material to the Consolidated Financial Statements.

Beginning in the second quarter of 2023, the Company has segregated the cash flows from discontinued operations from the cash flows from continuing operations in accordance with ASC 230, Statement of Cash Flows. The Consolidated Statements of Cash Flows have been recast for all periods to reflect the change in presentation.

DWDP Distributions

Effective August 31, 2017, E. I. du Pont de Nemours and Company ("EID") and The Dow Chemical Company ("TDCC") each merged with subsidiaries of DowDuPont Inc. (n/k/a "DuPont") and, as a result, EID and TDCC became subsidiaries of the Company. On April 1, 2019, the Company completed the separation of the materials science business through the spin-off of Dow Inc., ("Dow") including Dow's subsidiary TDCC (the "Dow Distribution"). On June 1, 2019, the Company completed the separation of the agriculture business through the spin-off of Corteva, Inc. ("Corteva") including Corteva's subsidiary EID (subsequently renamed EIDP, Inc. (n/k/a "EIDP")), (the "Corteva Distribution" and together with the Dow Distribution, the "DWDP Distributions"). Following the Corteva Distribution, DuPont holds the specialty products business as continuing operations. DowDuPont Inc. changed its registered name to DuPont de Nemours, Inc. ("DuPont") (for certain events prior to June 1, 2019, the Company may be referred to as DowDuPont). Beginning on June 3, 2019, the Company's common stock is traded on the New York Stock Exchange under the ticker symbol "DD."

N&B Transaction

On February 1, 2021, DuPont completed the separation and distribution of the Nutrition & Biosciences business segment (the "N&B Business"), and merger of Nutrition & Biosciences, Inc. ("N&B"), a DuPont subsidiary formed to hold the N&B Business, with a subsidiary of International Flavors & Fragrances Inc. ("IFF"). The distribution was effected through an exchange offer (the "Exchange Offer") and the consummation of the Exchange Offer was followed by the merger of N&B with a wholly owned subsidiary of IFF, with N&B surviving the merger as a wholly owned subsidiary of IFF (the "N&B Merger" and, together with the Exchange Offer, the "N&B Transaction"). See Note 4 for more information.

The results of operations of DuPont for the years ended December 31, 2021 reflect the historical financial results of N&B as discontinued operations. The comprehensive income related to N&B has not been segregated and is included in the Consolidated Statements of Comprehensive Income for the applicable period. Unless otherwise indicated, the information in the notes to the Consolidated Financial Statements refer only to DuPont's continuing operations and do not include discussion of balances or activity of N&B.

M&M Transactions

On November 1, 2022, DuPont completed the previously announced divestiture of the majority of its historic Mobility & Materials segment, including the Engineering Polymers business line and select product lines within the Advanced Solutions and Performance Resins business lines (the "M&M Divestiture"), to Celanese Corporation ("Celanese") for cash proceeds of $11.0 billion. On November 1, 2023, the Company closed the sale of the Delrin® business to TJC LP ("TJC"), (the "Delrin® Divestiture"). The Delrin® Divestiture and together with the M&M Divestiture, collectively the "M&M Divestitures" and the businesses in scope of the M&M Divestitures collectively the "M&M Businesses". See Note 4 for more information.

The financial position of DuPont as of December 31, 2022, present the businesses subsequently divested as part of the Delrin® Divestiture as discontinued operations. The results of operations for the year ended December 31, 2023, present the financial results of Delrin® as discontinued operations through November 1, 2023. The results of operations for the years ended December 31, 2022 and 2021, present the financial results of the M&M Businesses as discontinued operations. For the year ended December 31, 2023, the Consolidated Statements of Cash Flows present the cash flows of the Delrin® Divestiture as discontinued operations for activity. The Consolidated Statements of Cash Flows for the year ended December 31, 2022 and 2021, present the cash flows from the M&M Businesses as discontinued operations. The comprehensive income of the M&M Businesses has not been segregated and is included in the Consolidated Statements of Comprehensive Income for all periods presented. Unless otherwise indicated, the information in the notes to the Consolidated Financial Statements refer only to DuPont's continuing operations and do not include discussion of balances or activity of the M&M Businesses.

The Auto Adhesives & Fluids, MultibaseTM and Tedlar® product lines, previously reported within the historical Mobility & Materials segment, (the "Retained Businesses") are not included in the scope of the M&M Divestitures. In 2022, the Retained Businesses were realigned to Corporate & Other. The reporting changes have been retrospectively applied for all periods presented.

Use of Estimates in Financial Statement Preparation
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's Consolidated Financial Statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents represent investments with maturities of three months or less from time of purchase. They are carried at cost plus accrued interest, which approximates fair value.

Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents represents trust assets, cash held in escrow and cash within qualified settlement funds. These funds are restricted as to withdrawal or use under the terms of certain contractual agreements. Restricted cash is classified as a current or non-current asset based on the timing and nature of when or how the cash is expected to be used. See Note 7 and 16 for further information.

Marketable Securities
Marketable securities represent investments in fixed and floating rate financial instruments with maturities greater than three months and up to twelve months at time of purchase. Investments classified as held-to-maturity are recorded at amortized cost. The carrying value approximates fair value due to the short-term nature of the investments.

Fair Value Measurements
Under the accounting guidance for fair value measurements and disclosures, a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1	–	Quoted market prices in active markets for identical assets or liabilities;
Level 2	–	Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);
Level 3	–	Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

Foreign Currency Translation

The Company's worldwide operations utilize the U.S. dollar ("USD") or local currency as the functional currency, where applicable. The Company identifies its separate and distinct foreign entities and groups the foreign entities into two categories: 1) extension of the parent or foreign subsidiaries operating in a hyper-inflationary environment (USD functional currency) and 2) self-contained (local functional currency). If a foreign entity does not align with either category, factors are evaluated and a judgment is made to determine the functional currency.

For foreign entities where the USD is the functional currency, all foreign currency-denominated asset and liability amounts are re-measured into USD at end-of-period exchange rates, except for inventories, prepaid expenses, property, plant and equipment, goodwill and other intangible assets, which are re-measured at historical rates. Foreign currency income and expenses are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

For foreign entities where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into USD at end-of-period exchange rates and the resultant translation adjustments are reported, net of their related tax effects, as a component of accumulated other comprehensive loss in equity. Assets and liabilities denominated in other than the local currency are re-measured into the local currency prior to translation into USD and the resultant exchange gains or losses are included in income in the period in which they occur. Income and expenses are translated into USD at average exchange rates in effect during the period.

The Company changes the functional currency of its separate and distinct foreign entities only when significant changes in economic facts and circumstances indicate clearly that the functional currency has changed.

Interest Rate Swap Agreements

The Company has entered into a fixed-to-floating interest rate swap agreement to hedge changes in the fair value of the Company's long-term debt due to interest rate movements. Under the terms of the agreement, the Company agrees to exchange, at specified intervals, fixed for floating interest amounts based on the agreed upon notional principal amount. The interest rate swaps are designated and carried as fair value hedges. Fair value hedge accounting has been applied and thus, changes in the fair value of these swaps and changes in the fair value of the related hedged portion of long-term debt will be presented and will net to zero in Sundry income (expense) – net in the Consolidated Statements of Operations.

Net Foreign Investment Hedge

The Company has entered into fixed-for-fixed cross currency swaps which are designated as a net investment hedge and has made an accounting policy election to account for the net investment hedge using the spot method. The Company has also elected to amortize the excluded components in interest expense in the related quarterly accounting period that such interest is accrued. The cross-currency swap is marked to market at each reporting date and any unrealized gains or losses are included in unrealized currency translation adjustments within "Accumulated other comprehensive loss" ("AOCL"), net of amounts associated with excluded components which are recognized in interest expense in the Consolidated Statements of Operations.

Inventories

The Company's inventories are valued at the lower of cost or net realizable value. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead. Stores and supplies are valued at cost or net realizable value, whichever is lower; cost is generally determined by the average cost method. The Company's inventories are generally accounted for under the average cost method. The Company establishes allowances for obsolescence of inventory based upon quality considerations and assumptions about future demand and market conditions.

In periods of abnormally low production, certain fixed costs normally absorbed into inventory are recorded directly to cost of sales in the period incurred.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is calculated using the straight-line method. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. When assets are surrendered, retired, sold, or otherwise disposed of, their gross carrying values and related accumulated depreciation are removed from the Consolidated Balance Sheets and included in determining gain or loss on such disposals.

Goodwill and Other Intangible Assets

The Company records goodwill when the purchase price of a business acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. Goodwill is tested for impairment at the reporting unit level annually during the fourth quarter, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value.

When testing goodwill for impairment, the Company has the option to first perform qualitative testing to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company chooses not to complete a qualitative assessment for a given reporting unit or if the initial assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is required. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized in the amount by which the carrying value of the reporting unit exceeds its fair value, limited to the amount of goodwill at the reporting unit. The Company determines fair values for each of the reporting units using a combination of the income approach and/or market approach. Under the income approach, fair value is determined based on the net present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. Under the market approach, the Company selects peer sets based on close competitors and reviews the EBIT/EBITDA multiples to determine the fair value. When applicable, third-party purchase offers may be utilized to measure fair value. The Company applies a weighting to the market approach and income approach to determine the fair value. See Note 14 for further information on goodwill.

Indefinite-lived intangible assets are tested for impairment at least annually during the fourth quarter; however, these tests are performed more frequently when events or changes in circumstances indicate that the asset may be impaired. When testing indefinite-lived intangible assets for impairment, the Company has the option to first perform qualitative testing to determine whether it is more likely than not that the fair value of indefinite-lived intangible assets is less than carrying value. If the Company chooses not to complete a qualitative assessment for indefinite-lived intangible assets or if the initial assessment indicates that it is more likely than not that the carrying value of indefinite-lived intangible assets exceeds the fair value, additional quantitative testing is required. Impairment exists when carrying value exceeds fair value. The Company's fair value methodology is primarily based on discounted cash flow techniques.

Definite-lived intangible assets are amortized over their estimated useful lives, generally on a straight-line basis for periods ranging primarily from 1 to 20 years. The Company continually evaluates the reasonableness of the useful lives of these assets.

Impairment and Disposals of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets to be held and used when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset group is considered for impairment when the total projected undiscounted cash flows from the assets are separately identifiable and are less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset group. The Company's fair value methodology is an estimate of fair market value which is made based on prices of similar assets or other valuation methodologies, including present value techniques. Long-lived assets to be disposed of by sale, if material, are classified as held for sale and reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be disposed of other than by sale are classified as held and used until they are disposed. Depreciation is recognized over the remaining useful life of the assets.

Acquisitions

In accordance with ASC 805, *Business Combinations*, acquisitions are recorded using the acquisition method of accounting. The Company includes the operating results of acquired entities from their respective dates of acquisition. The Company recognizes and measures the identifiable assets acquired and liabilities assumed as of the acquisition date fair value, where applicable. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired and liabilities assumed is recognized as goodwill. Costs incurred as a result of a business combination other than costs related to the issuance of debt or equity securities are recorded in the period the costs are incurred.

Leases

The Company determines whether an arrangement is a lease at the inception of the arrangement based on the terms and conditions in the contract, in accordance with ASC 842, *Leases*. A contract contains a lease if there is an identified asset and the Company has the right to control the asset. Operating lease right-of-use ("ROU") assets are included in "Deferred charges and other assets" on the Consolidated Balance Sheets. Operating lease liabilities are included in "Accrued and other current liabilities" and "Other noncurrent obligations" on the Consolidated Balance Sheets. Finance lease ROU assets are included in "Property, plant and equipment - net" and the corresponding lease liabilities are included in "Long-term debt" on the Consolidated Balance Sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide the lessor's implicit rate, the Company uses its incremental borrowing rate at the commencement date in determining the present value of lease payments. Lease terms include options to extend the lease when it is reasonably certain those options will be exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component for all asset classes. Additionally, for certain equipment leases, the portfolio approach is applied to account for the operating lease ROU assets and lease liabilities. In the Consolidated Statements of Operations, lease expense for operating lease payments is recognized on a straight-line basis over the lease term. For finance leases, interest expense is recognized on the lease liability and the ROU asset is amortized over the lease term.

The Company has leases in which it is the lessor, these leases are classified as operating leases and lessor revenue and related expenses are not significant to the Company's Consolidated Balance Sheets or Consolidated Statement of Operations. Lease income is recorded in "Selling, general, and administrative expenses" and "Research and development expenses". See Note 17 for additional information regarding the Company's leases.

Derivative Instruments
Derivative instruments are reported in the Consolidated Balance Sheets at their fair values. The Company utilizes derivatives to manage exposures to foreign currency exchange rates and commodity prices. Changes in the fair values of derivative instruments that are not designated as hedges are recorded in current period earnings. For derivative instruments designated as cash flow hedges, the gain or loss is reported in AOCL until it is cleared to earnings during the same period in which the hedged item affects earnings.

In the event that a derivative designated as a hedge of a firm commitment or an anticipated transaction is terminated prior to the maturation of the hedged transaction, the net gain or loss in AOCL generally remains in AOCL until the item that was hedged affects earnings. If a hedged transaction matures, or is sold, extinguished, or terminated prior to the maturity of a derivative designated as a hedge of such transaction, gains or losses associated with the derivative through the date the transaction matured are included in the measurement of the hedged transaction and the derivative is reclassified as for trading purposes. Derivatives designated as hedges of anticipated transactions are reclassified as for trading purposes if the anticipated transaction is no longer probable.

For derivative instruments designated as net investment hedges, the gain or loss is reported as a component of Other comprehensive income (loss) and recorded in AOCL. The gain or loss will be subsequently reclassified into net earnings when the hedged net investment is either sold or substantially liquidated.

Environmental Matters
Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the Consolidated Balance Sheets in "Accrued and other current liabilities" and "Other noncurrent obligations" at undiscounted amounts. Accruals for related insurance or other third-party recoveries for environmental liabilities are recorded when it is probable that a recovery will be realized and are included in the Consolidated Balance Sheets as "Accounts and notes receivable - net."

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Environmental costs are also capitalized in recognition of legal asset retirement obligations resulting from the acquisition, construction and/or normal operation of a long-lived asset. Costs related to environmental contamination treatment and cleanup are charged to expense. Estimated future incremental operations, maintenance and management costs directly related to remediation are accrued when such costs are probable and reasonably estimable.

Revenue Recognition

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Revenue from Contracts with Customers (Topic 606), the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. See Note 5 for additional information on revenue recognition.

Cost of Sales

Cost of sales primarily includes the cost of manufacture and delivery, ingredients or raw materials, direct salaries, wages and benefits and overhead, non-capitalizable costs associated with capital projects and other operational expenses. No amortization of intangibles is included within costs of sales.

Research and Development

Research and development costs are expensed as incurred. Research and development expense includes costs (primarily consisting of employee costs, materials, contract services, research agreements, and other external spend) relating to the discovery and development of new products, and enhancement of existing products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily include selling and marketing expenses, commissions, functional costs, and business management expenses.

Acquisition, Integration and Separation Costs

Acquisition, integration and separation costs primarily consist of financial advisory, information technology, legal, accounting, consulting, other professional advisory fees and other contractual transaction payments associated with the preparation and execution of activities related to strategic initiatives.

Litigation

Accruals for legal matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Legal costs, such as outside counsel fees and expenses, are charged to expense in the period incurred.

Restructuring and Asset Related Charges

Charges for restructuring programs generally include targeted actions involving employee severance and related benefit costs, contract termination charges, and asset related charges, which include impairments or accelerated depreciation/amortization of long-lived assets associated with such actions. Employee severance and related benefit costs are provided to employees under the Company's ongoing benefit arrangements. These charges are accrued during the period when management commits to a plan of termination and it becomes probable that employees will be entitled to benefits at amounts that can be reasonably estimated. Contract termination charges primarily reflect costs to terminate a contract before the end of its term or costs that will continue to be incurred under the contract for its remaining term without economic benefit to the Company. Asset related charges reflect impairments to long-lived assets and indefinite-lived intangible assets no longer deemed recoverable and depreciation/amortization of long-lived assets, which is accelerated over their remaining economic lives.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted tax rates. The effect of a change in tax rates on deferred tax assets or liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company accrues for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. The current portion of uncertain income tax positions is included in "Income taxes payable" and the long-term portion is included in "Other noncurrent obligations" in the Consolidated Balance Sheets.

NOTE 2 - RECENT ACCOUNTING GUIDANCE

Recently Adopted Accounting Guidance

In September 2022, the FASB issued Accounting Standards Update No. 2022-04, "Liabilities-Supplier Finance Programs (Subtopic 405-50)" ("ASU 2022-04") to enhance transparency about the use of supplier finance programs. The new guidance requires that a buyer in a supplier finance program provides additional qualitative and quantitative disclosures about its program including the nature of the program, activity during the period, changes from period to period, and the potential magnitude of the program. The amendments in ASU 2022-04 are effective for fiscal years beginning after December 15, 2022 on a retrospective basis, including interim periods within those fiscal years, except for the amendment on rollforward information which is effective prospectively for fiscal years beginning after December 15, 2023. The Company implemented the new disclosures, other than the rollforward information, as required in the first quarter of 2023. The disclosures around rollforward information will be implemented as required for the year-ended December 31, 2024. See Note 15 for more information.

In October 2021, the FASB issued Accounting Standards Update No. 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" ("ASU 2021-08"), which requires contract assets and contract liabilities (i.e., unearned revenue) acquired in a business combination to be recognized and measured in accordance with ASC 606, Revenue from Contracts with Customers. Historically, the Company has recognized contract assets and contract liabilities at the acquisition date based on fair value estimates in accordance with ASC 805, Business Combinations. ASU 2021-08 is effective for interim and annual periods beginning after December 15, 2022 on a prospective basis, with early adoption permitted. The Company implemented the guidance as required during the first interim period for the year-ended December 31, 2023. The guidance did not have a significant impact.

Accounting Guidance Issued But Not Adopted at December 31, 2023

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07") to improve disclosure requirements about reportable segments and address requests from investors for additional, more detailed information about a reportable segment's expenses. The new guidance requires disclosures of significant segment expenses provided to the Chief Operating Decision Maker ("CODM") and included in reported measures of segment profit and loss. Disclosure of the title and position of the CODM is required. The guidance requires interim and annual disclosures about a reportable segment's profit or loss and assets. Additionally, the guidance requires disclosure of other segment items by reportable segment including a description of its composition. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. The disclosures will be implemented as required for the year-ended December 31, 2024. The Company is currently evaluating the impact of adopting this guidance.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09") to improve transparency and disclosure requirements for the rate reconciliation, income taxes paid and other tax disclosures. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, on a prospective basis. The disclosures will be implemented as required for the year-ended December 31, 2025. The Company is currently evaluating the impact of adopting this guidance.

NOTE 3 - ACQUISITIONS

Spectrum Acquisition

On August 1, 2023, the Company completed the previously announced acquisition of Spectrum Plastics Group ("Spectrum") from AEA Investors (the "Spectrum Acquisition"). Spectrum manufactures flexible packaging products, plastic and silicone extrusions, and components for the global industrial, food and medical business sectors. Spectrum is part of the Electronics & Industrial segment. The net purchase price was approximately $1,792 million, including a net upward adjustment of approximately $43.1 million for acquired cash and net working capital, among other items. The Company accounted for the acquisition in accordance with ASC 805, which requires the assets acquired and liabilities assumed to be recognized on the balance sheet at their fair values as of the acquisition date.

The table below presents the provisional fair values allocated to the assets acquired and liabilities assumed. The purchase accounting and purchase price allocation for Spectrum are substantially complete. However, the Company continues to refine the preliminary valuation of certain acquired assets and liabilities assumed, principally income tax related amounts, which could impact the amount of residual goodwill recorded. The Company will finalize the amounts recognized as it obtains the information necessary to complete the analysis, but no later than one year from the date of the acquisition. Final determination of the fair values may result in further adjustments to the values presented in the following table:

Spectrum Assets Acquired and Liabilities Assumed on August 1, 2023 In millions	*Estimated fair value as previously reported* [1]	*Measurement period adjustments* [2]	*Estimated fair value adjusted*
Fair value of assets acquired			
Cash and cash equivalents	$ 31	$ —	$ 31
Accounts and notes receivable	68	—	68
Inventories	52	—	52
Property, plant and equipment	125	—	125
Other intangible assets	1,032	(116)	916
Deferred charges and other assets	34	—	34
Total Assets Acquired	$ 1,342	$ (116)	$ 1,226
Fair value of liabilities assumed			
Accounts payable	$ 21	$ —	$ 21
Income taxes payable	17	—	17
Deferred income tax liabilities	206	(29)	177
Other noncurrent liabilities	37	—	37
Total Liabilities Assumed	$ 281	$ (29)	$ 252
Goodwill	731	87	818
Total Consideration	$ 1,792	$ —	$ 1,792

1. As previously reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2023.
2. The Company recorded measurement period adjustments in the fourth quarter of 2023 to reflect changes in preliminary valuation assumptions for customer relationships. All measurement period adjustments were offset against goodwill.

The significant fair value adjustments included in the allocation of purchase price are discussed below.

Other Intangible Assets

Other intangible assets with definite lives include acquired customer-related intangible assets of $772 million, developed technology of $126 million and trademark/tradename of $18 million. Acquired customer-related intangible assets, developed technology, and trademark/tradename have useful lives of 20 years, 15 years, and 5 years, respectively. The preliminary customer-related intangible assets' fair value was determined using the multi-period excess earnings method while the preliminary developed technology and trademark/tradename fair values were determined utilizing the relief from royalty method. The determination and allocation of fair value of other intangibles assets assumed is based on various assumptions and valuation methodologies requiring considerable management judgment, including estimates based on historical information, current market data and future expectations.

Goodwill

The excess of the consideration for Spectrum over the preliminary net fair value of assets acquired and liabilities assumed resulted in the provisional recognition of $818 million of goodwill, which has been assigned to the Electronics & Industrial segment. Goodwill is primarily attributable to the optimization of the combined Electronics & Industrial segment and Spectrum businesses' global activities across sales and manufacturing, as well as expected future customer relationships. Spectrum goodwill will not be deductible for U.S. tax purposes.

Total net sales included in the Consolidated Statements of Income for the year ended December 31, 2023 are $185 million. The Company evaluated the disclosure requirements under ASC 805 and determined Spectrum was not considered a material business combination for purposes of disclosing the earnings of Spectrum since the date of acquisition or supplemental pro forma information.

Terminated Intended Rogers Corporation Acquisition

On November 1, 2022, the Company announced the termination of the agreement to acquire all the outstanding shares of Rogers Corporation ("Rogers") for about $5.2 billion, as DuPont and Rogers were unable to obtain timely clearance from all the required regulators ("Terminated Intended Rogers Corporation Acquisition"). DuPont paid Rogers a termination fee of $162.5 million in accordance with the agreement on November 2, 2022. The termination fee was recognized as a charge in the fourth quarter of 2022 and recorded in the "Acquisition, integration and separation costs" within the Consolidated Statements of Operations.

Acquisition, Integration and Separation Costs

Acquisition, integration and separation costs primarily consist of financial advisory, information technology, legal, accounting, consulting, other professional advisory fees and other contractual transaction payments. For the year ended December 31, 2023, these costs were primarily related to the Spectrum Acquisition. For the year ended December 31, 2022 these costs were primarily related to costs associated with the Terminated Intended Rogers Acquisition, including the $162.5 million termination fee, the divestiture of the Biomaterials business unit and the prior year acquisition of Laird PM. Comparatively, for the year ended December 31, 2021 these costs were primarily related to the acquisition of Laird PM and the divestitures of the Biomaterials, Clean Technologies and Solamet® business units.

These costs are recorded within "Acquisition, integration and separation costs" within the Consolidated Statements of Operations.

(In millions) For the years ended December 31,	2023	2022	2021
Acquisition, integration and separation costs	$ 20	$ 193	$ 81

NOTE 4 - DIVESTITURES

Mobility & Materials Divestitures

On November 1, 2022, (the "Transaction Date") DuPont completed the previously announced divestiture of the majority of the historic Mobility & Materials segment, including the Engineering Polymers business line and select product lines within the Advanced Solutions and Performance Resins business lines (the "M&M Divestiture"). The Company had previously entered into a Transaction Agreement (the "Transaction Agreement") with Celanese Corporation ("Celanese") on February 17, 2022, for consideration of $11.0 billion. Cash received on the Transaction Date, as adjusted for preliminary and other adjustments, was $11.0 billion. These adjustments include approximately $0.5 billion of cash transferred with the M&M Divestiture business for which DuPont was reimbursed at closing resulting in net proceeds of $10.5 billion.

The Company also announced on February 18, 2022, that its Board of Directors approved the divestiture of the Delrin® acetal homopolymer (H-POM) business, subject to entry into a definitive agreement and satisfaction of customary closing conditions, (the Delrin® business together with the M&M Divestiture businesses, the "M&M Businesses"). On November 1, 2023, the Company closed the sale of the Delrin® business to TJC LP ("TJC"), (the "Delrin® Divestiture"). DuPont received cash proceeds of approximately $1.28 billion, which includes certain customary transaction adjustments, a note receivable in the amount of $350 million and acquired a 19.9 percent non-controlling equity interest in Derby Group Holdings LLC, ("Derby"). The customary transaction adjustments primarily relate to $27 million of cash transferred with the Delrin® Divestiture for which DuPont was reimbursed at closing resulting in net cash proceeds of $1.25 billion. TJC, through its subsidiaries, holds the 80.1 percent controlling interest in Derby. The Company accounts for its equity interest in Derby as an equity method investment based upon its non-controlling equity interest, its $350 million intra-entity note receivable owed by an indirect, wholly owned subsidiary of Derby and its representation on the Derby board of directors. The note receivable has a maturity date of November 2031. The Company has limited continuing involvement with Derby including short term transition service agreements and insignificant sales to the Delrin® business.

As a result of the Delrin® Divestiture, and included as part of the $419 million gain on the sale, the Company initially recognized the 19.9 percent equity interest and the $350 million note receivable at fair values of $121 million and $224 million, respectively, which are recorded in "Investments and noncurrent receivables" in the Consolidated Balance Sheets. The fair value of the equity interest was determined using the enterprise value based on sales proceeds and a market approach primarily based on restricted stock studies. The fair value of the note receivable was determined using a market approach primarily based on current market interest rates for similar credit facilities and the duration of the note. The financial results of Derby, subsequent to the transaction date, will be included in DuPont's Consolidated Financial Statements with a three-month lag, using the equity method of accounting and with intercompany profits eliminated in accordance with DuPont's accounting policy. As such, no equity earnings of non-consolidated affiliates were recorded for the year ended December 31, 2023. As of December 31, 2023, the carrying values of the retained equity investment and note receivable were $121 million and $228 million, respectively.

For the year ended December 31, 2023, Company recognized non-cash interest income on the note receivable of $4 million, reported in "Sundry income (expense) - net" on the Consolidated Statement of Operations, and accreted to the carrying value of the note receivable. TJC's valuations of acquired assets and liabilities assumed are in process and are not reflected as of December 31, 2023.

The Company determined the sales of the M&M Businesses represent a strategic shift that has a major effect on the Company's operations and results. For the years ended December 31, 2023 and 2022 the Company recognized an after-tax gain of $480 million and $5 billion, respectively, recorded in "(Loss) income from discontinued operations, net of tax" in the Company's Consolidated Statement Operations. For the year ended December 31, 2023, $419 million is related to the gain on the sale of Delrin®, which is included in the Consolidated Statements of Cash Flows.

The results of operations of the M&M Businesses are presented as discontinued operations as summarized below for all periods. The M&M Divestiture is reflected through the Transaction Date and the Delrin® Divestiture is reflected through November 1, 2023:

In millions		For the Years Ended December 31,		
		2023	2022	2021
Net sales	$	460	$ 3,532	$ 4,087
Cost of sales		295	2,712	2,832
Research and development expenses		3	46	61
Selling, general and administrative expenses		2	127	253
Amortization of intangibles		—	28	159
Restructuring and asset related charges - net		—	—	5
Acquisition, integration and separation costs [1]		195	555	52
Equity in earnings of nonconsolidated affiliates		—	(9)	9
Sundry income (expense) - net		9	4	18
(Loss) income from discontinued operations before income taxes	$	(26)	$ 59	$ 752
Provision for income taxes on discontinued operations		31	128	155
(Loss) income from discontinued operations, net of tax	$	(57)	$ (69)	$ 597
Net (loss) income from discontinued operations attributable to noncontrolling interests		—	(4)	18
Gain on sale, net of tax [2]		480	5,024	—
Income from discontinued operations attributable to DuPont stockholders, net of tax	$	423	$ 4,959	$ 579

1. Includes costs related to the M&M Divestitures for all periods presented.
2. Gain includes purchase price adjustments related to the M&M Divestitures in 2023.

Assets and liabilities held for sale as of December 31, 2022, represent only those related to Delrin®. The following table summarizes the major classes of assets and liabilities of the M&M Businesses classified as held for sale presented as discontinued operations as of December 31, 2022:

In millions		December 31, 2022
Assets		
Accounts and notes receivable - net	$	75
Inventories		104
Other current assets		6
Property, plant and equipment - net		256
Goodwill		405
Other intangible assets		338
Deferred income tax assets		36
Deferred charges and other assets		71
Total assets of discontinued operations	$	1,291
Liabilities		
Accounts payable	$	78
Accrued and other current liabilities		8
Deferred income tax liabilities		53
Pension and other post employment benefits - noncurrent		5
Other noncurrent liabilities		2
Total liabilities of discontinued operations	$	146

During the first quarter of 2022 after meeting the criteria to be classified as held for sale, the Company performed impairment analyses and allocated goodwill to the M&M Divestiture and Delrin® disposal groups and no impairments were identified. Refer to Note 14 for additional information. During each reporting period that the M&M Divestiture and Delrin® disposal groups were classified as held for sale, the Company assessed whether the fair value less cost to sell were less than the carrying value of each disposal group.

Pursuant to the Transaction Agreement, liabilities and assets related to the M&M Divestiture could not be directly assumed by Celanese and as a result, transferred by way of indemnification between both parties. In addition, pursuant to the Transaction Agreement, DuPont indemnifies Celanese against certain litigation, environmental, workers' compensation and other liabilities that arose prior to the transaction.

N&B Transaction
On February 1, 2021, DuPont completed the separation and distribution of the N&B Business, and merger of N&B, a DuPont subsidiary formed to hold the N&B Business, with a subsidiary of IFF. The distribution was effected through an exchange offer (the "Exchange Offer") where, on the terms and subject to the conditions of the Exchange Offer, eligible participating DuPont stockholders had the option to tender all, some or none of their shares of common stock, par value $0.01 per share, of DuPont (the "DuPont Common Stock") for a number of shares of common stock, par value $0.01 per share, of N&B (the "N&B Common Stock") and which resulted in all shares of N&B Common Stock being distributed to DuPont stockholders that participated in the Exchange Offer. The consummation of the Exchange Offer was followed by the merger of N&B with a wholly owned subsidiary of IFF, with N&B surviving the merger as a wholly owned subsidiary of IFF (the "N&B Merger" and, together with the Exchange Offer, the "N&B Transaction"). The N&B Transaction was subject to IFF shareholder approval, customary regulatory approvals, tax authority rulings including a favorable private letter ruling from the U.S. Internal Revenue Service which confirms the N&B Transaction to be free of U.S. federal income tax, and expiration of the public exchange offer. DuPont does not have an ownership interest in IFF as a result of the N&B Transaction.

In the Exchange Offer, DuPont accepted approximately 197.4 million shares of its common stock in exchange for about 141.7 million shares of N&B Common Stock. As a result, DuPont reduced its common stock outstanding by 197.4 million shares of DuPont Common Stock. In the N&B Merger, each share of N&B Common Stock was automatically converted into the right to receive one share of IFF common stock, par value $0.125 per share, based on the terms of the N&B Merger Agreement.

The results of operations of N&B are presented as discontinued operations as summarized below:

(In millions) For the year ended December 31,	*2021*
Net sales	$ 507
Cost of sales	354
Research and development expenses	21
Selling, general and administrative expenses	47
Amortization of intangibles	38
Restructuring and asset related charges - net	1
Integration and separation costs	172
Sundry income (expense) - net	8
Interest expense	13
Loss from discontinued operations before income taxes	(131)
Benefit from income taxes on discontinued operations	(21)
Loss from discontinued operations, net of tax	(110)
Income from discontinued operations attributable to noncontrolling interests, net of tax	—
Non-taxable gain on split-off	4,920
Income from discontinued operations attributable to DuPont stockholders, net of tax	$ 4,810

In connection with and in accordance with the terms of the N&B Transaction, prior to consummation of the Exchange Offer and the N&B Merger, DuPont received a one-time cash payment of approximately $7.3 billion, (the "Special Cash Payment"). The special cash payment was partially funded by an offering of $6.25 billion of senior unsecured notes (the "N&B Notes Offering"). The net proceeds of approximately $6.2 billion from the N&B Notes Offering were deposited into an escrow account and at December 31, 2020 are reflected as restricted cash in the Company's Consolidated Balance Sheets. In order to fund the remainder of the Special Cash Payment, on February 1, 2021, N&B borrowed $1.25 billion under a senior unsecured term loan agreement (the "N&B Term Loan"). The obligations and liabilities associated with the N&B Notes Offering and N&B Term Loan were separated from the Company on February 1, 2021 upon consummation of the N&B Transaction.

N&B Transaction Agreements
In connection with the N&B Transaction the Company entered into the following, among other agreements, N&B Separation and Distribution Agreement and the N&B Merger Agreement, effective December 15, 2019, and the N&B Tax Matters Agreement effective February 1, 2021.

Other Discontinued Operations Activity

The Company recorded a loss from discontinued operations, net of tax, of $71 million for the year ended December 31, 2023 and income from discontinued operations of $4,856 million and $5,308 million for the years ended December 31, 2022 and 2021, respectively.

Discontinued operations activity consists of the following:

	For the Years Ended December 31,		
In millions	2023	2022	2021
M&M Divestitures	$ 423	$ 4,955	$ 597
N&B Transaction	—	—	4,810
MOU Activity [1]	(426)	(74)	(76)
Other [2]	(68)	(25)	(23)
(Loss) income from discontinued operations, net of tax	$ (71)	$ 4,856	$ 5,308

1. Includes the activity subject to the binding Memorandum of Understanding ("MOU") between Chemours, Corteva, EIDP and the Company. The year ended December 31, 2023 includes a charge related to the Water District Settlement Agreement, as defined in Note 16.
2. Primarily related to the DWDP Separation and Distribution Agreement and Letter Agreement between Corteva Inc ("Corteva"), E. I. du Pont de Nemours and Company ("EIDP"). For additional information on these matters, refer to Note 16.

Biomaterials

In May 2022, the Company completed the sale of its Biomaterials business unit, which included the Company's equity method investment in DuPont Tate & Lyle Bio Products, to the Huafon Group. Total consideration received related to the sale was approximately $240 million. For the year ended December 31, 2022, a pre-tax gain of $26 million ($21 million net of tax) was recorded in "Sundry income (expense) - net" in the Company's Consolidated Statements of Operations. For the years ended December 31, 2022 and 2021, the results of operations of the Biomaterials business unit are reported in Corporate & Other.

Sale of Clean Technologies

On December 31, 2021, the Company completed the sale of its Clean Technologies business unit, which was part of Corporate & Other. Total consideration related to the sale of the business is approximately $510 million, with cash proceeds of about $500 million reflecting adjustments for customary closing costs as defined within the purchase agreement. For the year ended December 31, 2021, a pre-tax loss of $3 million ($39 million loss net of tax, primarily driven by nondeductible goodwill) on the disposition was recorded in "Sundry income (expense) - net" in the Company's Consolidated Statements of Operations.

Sale of Solamet®

On June 30, 2021, the Company completed the sale of its Solamet® business unit, which was part of Corporate & Other. Total consideration received related to the sale of the business was approximately $190 million. For the year ended December 31, 2021, a pre-tax gain of $140 million ($105 million net of tax) was recorded in "Sundry income (expense) - net" in the Company's Consolidated Statements of Operations.

NOTE 5 - REVENUE

Revenue Recognition

Products

Substantially all of DuPont's revenue is derived from product sales. Product sales consist of sales of DuPont's products to supply manufacturers and distributors. DuPont considers purchase orders, which in some cases are governed by master supply agreements, to be a contract with a customer. Contracts with customers are considered to be short-term when the time between order confirmation and satisfaction of the performance obligations is equal to or less than one year.

Revenue from product sales is recognized when the customer obtains control of the Company's product, which occurs at a point in time, usually upon shipment, with payment terms typically in the range of 30 to 60 days after invoicing depending on business and geographic region. The Company elected the practical expedient to not adjust the amount of consideration for the effects of a significant financing component for all instances in which the period between payment and transfer of the goods will be one year or less. When the Company performs shipping and handling activities after the transfer of control to the customer (e.g., when control transfers prior to shipment), these are considered fulfillment activities, and accordingly, the costs are accrued when the related revenue is recognized. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues. The Company elected to use the practical expedient to expense cash and non-cash sales incentives as the amortization period for the costs to obtain the contract would have been one year or less.

The transaction price includes estimates for reductions in revenue from customer rebates and rights of return on product sales. These amounts are estimated based upon the most likely amount of consideration to which the customer will be entitled. All estimates are based on historical experience, anticipated performance, and the Company's best judgment at the time to the extent it is probable, that a significant reversal of revenue recognized will not occur. All estimates for variable consideration are reassessed periodically.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the relative standalone selling price. The standalone selling price is the observable price which depicts the price as if sold to a similar customer in similar circumstances.

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by segment and business or major product line and geographic region, as the Company believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. Refer to Note 23 for the breakout of net sales by geographic region.

Net Trade Revenue by Segment and Business or Major Product Line (In millions) For the years ended December 31,	2023	2022	2021
Industrial Solutions [1]	$ 2,061	$ 1,954	$ 1,890
Interconnect Solutions	1,422	1,742	1,617
Semiconductor Technologies	1,854	2,221	2,047
Electronics & Industrial	$ 5,337	$ 5,917	$ 5,554
Safety Solutions	$ 2,519	$ 2,649	$ 2,567
Shelter Solutions	1,655	1,815	1,615
Water Solutions	1,459	1,493	1,370
Water & Protection	$ 5,633	$ 5,957	$ 5,552
Retained Businesses [2]	$ 1,098	$ 1,067	$ 958
Other [3]	—	76	502
Corporate & Other	$ 1,098	$ 1,143	$ 1,460
Total	$ 12,068	$ 13,017	$ 12,566

1. Net sales attributed to Spectrum, a component of Electronics & Industrial and presented within Industrial Solutions, was $185 million for the year ended December 31, 2023.
2. Net sales reflected in Retained Businesses includes the Auto Adhesives & Fluids, Multibase™ and Tedlar® businesses.
3. Net sales reflected in Other include activity of certain divested businesses including Biomaterials, Clean Technologies and Solamet®.

Contract Balances

From time to time, the Company enters into arrangements in which it receives payments from customers based upon contractual billing schedules. The Company records accounts receivables when the right to consideration becomes unconditional. Contract liabilities primarily reflect deferred revenue from advance payment for product that the Company has received from customers. The Company classifies deferred revenue as current or noncurrent based on the timing of when the Company expects to recognize revenue.

Revenue recognized for the years ended December 31, 2023 and 2022 from amounts included in contract liabilities at the beginning of the period was insignificant. The Company did not recognize any asset impairment charges related to contract assets during the period.

Contract Balances In millions	December 31, 2023	December 31, 2022
Accounts receivable - trade [1]	$ 1,543	$ 1,593
Deferred revenue - current [2]	$ 1	$ 11
Deferred revenue - non-current [3]	$ 22	$ 8

1. Included in "Accounts and notes receivable - net" in the Consolidated Balance Sheets.
2. Included in "Accrued and other current liabilities" in the Consolidated Balance Sheets.
3. Included in "Other noncurrent obligations" in the Consolidated Balance Sheets.

NOTE 6 - RESTRUCTURING AND ASSET RELATED CHARGES - NET

The Company records restructuring liabilities that represent nonrecurring charges in connection with simplifying certain organizational structures and operations, including operations related to transformational projects such as divestitures and acquisitions. Charges for restructuring programs and asset related charges, which includes asset impairments, were $146 million, $155 million and $50 million for the years ended December 31, 2023, 2022 and 2021, respectively. These charges were recorded in "Restructuring and asset related charges - net" in the Consolidated Statements of Operations. The total liability related to restructuring programs was $107 million and $67 million at December 31, 2023 and December 31, 2022, respectively, recorded in "Accrued and other current liabilities" in the Consolidated Balance Sheets. Restructuring activity consists of the following programs:

2023-2024 Restructuring Program

In December 2023, the Company approved targeted restructuring actions to capture near-term cost reductions due to macroeconomic factors as well as to further simplify certain organizational structures following the Spectrum acquisition and Delrin® Divestiture (the "2023-2024 Restructuring Program"). For the year ended December 31, 2023, DuPont recorded a pre-tax charge related to the 2023-2024 Restructuring Program in the amount of $110 million, recognized in "Restructuring and asset related charges - net" in the Company's Consolidated Statements of Operations, comprised of $80 million of severance and related benefit costs and asset related charges of $30 million. The Company expects the program to be substantially complete by the end of 2024.

The following table summarizes the charges incurred by segment related to the 2023-2024 Restructuring Program:

2023-2024 Restructuring Program Charges by Segment (In millions) For the Year Ended December 31,	2023
Electronics & Industrial	XX
Water & Protection	XX
Corporate & Other	XX
Total	$ —

The following table summarizes the activities related to the 2023-2024 Restructuring Program:

2023-2024 Restructuring Program In millions	Severance and Related Benefit Cost	Asset Related Charges	Total
Reserve balance at December 31, 2022	$ —	$ —	$ —
Restructuring charges	80	30	110
Charges against the reserve	(1)	(30)	(31)
Reserve balance at December 31, 2023	$ 79	$ —	$ 79

At December 31, 2023, total liabilities related to the 2023-2024 Restructuring Program were $79 million for severance and related benefit costs, recognized in "Accrued and other current liabilities" in the Consolidated Balance Sheets.

2022 Restructuring Program

In October 2022, the Company approved targeted restructuring actions to capture near-term cost reductions and to further simplify certain organizational structures following the M&M Divestitures (the "2022 Restructuring Program"). The Company recorded a pre-tax charge related to the 2022 Restructuring Program in the amount of $96 million inception-to-date, comprised of $82 million of severance and related benefit costs and asset related charges of $14 million.

The following table summarizes the charges incurred by segment related to the 2022 Restructuring Program:

2022 Restructuring Program Charges by Segment (In millions) For the years ended December 31,	*2023*	*2022*
Electronics & Industrial	$ 29	$ 23
Water & Protection	(2)	16
Corporate & Other	8	22
Total	$ 35	$ 61

At December 31, 2023 and 2022, total liabilities related to the 2022 Restructuring Program were $27 million and $57 million for severance and related benefit costs, recognized in "Accrued and other current liabilities" in the Consolidated Balance Sheets. Actions related to the 2022 Restructuring Program are substantially complete.

2021 Restructuring Actions

In October 2021, the Company approved targeted restructuring actions to capture near term cost reductions (the "2021 Restructuring Actions"). The Company recorded pre-tax restructuring charges of $47 million inception-to-date, consisting of severance and related benefit costs of $27 million and asset related charges of $20 million.

The following table summarizes the charges incurred by segment related to the 2021 Restructuring Actions:

2021 Restructuring Actions Charges by Segment (In millions) For the years ended December 31,	*2023*	*2022*	*2021*
Electronics & Industrial	$ (1)	$ 2	$ 5
Water & Protection	—	1	32
Corporate & Other	2	(3)	9
Total	$ 1	$ —	$ 46

At December 31, 2023 and 2022, total liabilities related to the 2021 Restructuring Actions were $1 million and $7 million, respectively, for severance and related benefit costs, recognized in "Accrued and other current liabilities" in the Consolidated Balance Sheets. Actions related to the 2021 Restructuring Program are substantially complete.

Equity Method Investment Impairment Related Charges

In connection with the M&M Divestitures, in the first quarter of 2022 a portion of an equity method investment was reclassified to "Assets of discontinued operations" within the Consolidated Balance Sheets. The reclassification served as a triggering event requiring the Company to perform an impairment analysis on the retained portion of the equity method investment held within "Investments and noncurrent receivables" on the Consolidated Balance Sheets. The fair value of the retained equity method investment was estimated using a discounted cash flow model (a form of the income approach). The Company's assumptions in estimating fair value utilize Level 3 inputs and include projected revenue, gross margins, EBITDA margins, the weighted average costs of capital, and terminal growth rates. The Company determined the fair value of the retained equity method investment was below the carrying value and had no expectation the fair value would recover in the short-term due to the current economic environment. As a result, the Company concluded the impairment was other-than-temporary and, in March 2022, recorded a pre-tax impairment charge of $94 million ($65 million net of tax) in "Restructuring and asset related charges - net" in the Consolidated Statements of Operations for the year ended December 31, 2022 related to the Electronics & Industrial segment. No impairment was required to be recorded for the portion of the equity method investment previously included within "Assets of discontinued operations."

NOTE 7 - SUPPLEMENTARY INFORMATION

Sundry Income (Expense) - Net						
(In millions) For the years ended December 31,		*2023*		*2022*		*2021*
Non-operating pension and other post-employment benefit ("OPEB") (credit) costs	$	(9)	$	28	$	30
Interest income [1]		155		50		12
Net gain on divestiture and sales of other assets and investments [2,3,4]		19		78		171
Foreign exchange (losses) gains, net		(73)		15		(53)
Miscellaneous income (expenses) - net [5,6]		10		20		(15)
Sundry income (expense) - net	$	102	$	191	$	145

1. The year ended December 31, 2023 includes interest on cash and marketable securities at a higher interest rate than the prior years and non-cash interest income of $4 million related to the $350 million Delrin® related party note receivable. Refer to Note 4 for additional information.
2. The year ended December 31, 2023 primarily reflects income related to a land sale within the Water & Protection segment and gain adjustments from previously divested businesses.
3. The year ended December 31, 2022 primarily reflects income of $26 million related to the gain on sale of the Biomaterials business unit and income of $37 million related to the sale of a land use right within the Water & Protection segment.
4. The year ended December 31, 2021 primarily reflects income of $140 million related to the gain on sale of the Solamet® business unit and $28 million related to the gain on sale of assets within the Electronics & Industrial segment.
5. The year ended December 31, 2022 includes $13 million related to government grants.
6. The year ended December 31, 2021 includes an impairment charge of approximately $15 million related to an asset sale.

Cash, Cash Equivalents and Restricted Cash

At December 31, 2023, the Company had restricted cash of $411 million within "Restricted cash and cash equivalents" in the Condensed Consolidated Balance Sheets, the majority of the balance is attributable to the Water District Settlement Fund. At December 31, 2022, the Company had restricted cash of $103 million, within the "Restricted cash and cash equivalents - noncurrent", which a majority is related to the MOU escrow account deposits. Additional information can be found in Note 16.

Accrued and Other Current Liabilities

"Accrued and other current liabilities" in the Consolidated Balance Sheets were $1,269 million at December 31, 2023 and $951 million at December 31, 2022. "Accrued and other current liabilities" at December 31, 2023 includes approximately $405 million related to a settlement agreement further discussed in Note 16. Accrued payroll, which is a component of "Accrued and other current liabilities" was $250 million at December 31, 2023 and $291 million at December 31, 2022. No other component of "Accrued and other current liabilities" was more than five percent of total current liabilities at December 31, 2023 and 2022.

NOTE 8 - INCOME TAXES

Geographic Allocation of Income (Loss) and Provision for (Benefit from) Income Taxes			
(In millions) For the years ended December 31,	*2023*	*2022*	*2021*
(Loss) income from continuing operations before income taxes			
Domestic	$ (695)	$ (308)	$ (293)
Foreign	1,199	1,756	1,737
Income from continuing operations before income taxes	$ 504	$ 1,448	$ 1,444
Current tax expense			
Federal	$ 80	$ 211	$ 73
State and local	9	7	17
Foreign	246	373	406
Total current tax expense	$ 335	$ 591	$ 496
Deferred tax (benefit) expense			
Federal	$ (24)	$ (191)	$ (105)
State and local	(27)	(16)	(79)
Foreign	(313)	3	(75)
Total deferred tax benefit	$ (364)	$ (204)	$ (259)
(Benefit from) provision for income taxes on continuing operations	(29)	387	237
Net income from continuing operations	$ 533	$ 1,061	$ 1,207

Reconciliation to U.S. Statutory Rate *For the years ended December 31,*	*2023*	*2022*	*2021*
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
Equity earning effect	(1.2)	0.2	(0.5)
Foreign income taxed at rates other than the statutory U.S. federal income tax rate	4.9	(3.9)	(7.8)
U.S. tax effect of foreign earnings and dividends	13.0	5.0	4.4
Unrecognized tax benefits	(0.1)	1.0	0.6
Acquisitions, divestitures and ownership restructuring activities [1]	(64.4)	2.5	6.3
Exchange gains/losses [2]	(1.1)	0.4	(2.2)
State and local income taxes	(2.8)	0.2	(3.3)
Change in valuation allowance	—	—	(0.4)
Goodwill impairments	33.5	—	—
Stock-based compensation	(1.0)	(0.2)	0.1
Foreign-derived intangible income (FDII)	(6.0)	(2.0)	(2.1)
Other - net	(1.6)	2.5	0.3
Effective tax rate	(5.8)%	26.7 %	16.4 %

1. Includes a net tax benefit of $324 million and a net tax expense of $22 million in connection with internal restructurings involving foreign subsidiaries for the years ended December 31, 2023 and 2021.
2. Principally reflects the impact of foreign exchange gains and losses on net monetary assets for which no corresponding tax impact is realized.

Deferred Tax Balances at December 31,		2023		2022
(In millions)				
Deferred tax assets:				
Tax loss and credit carryforwards [1]	$	870	$	768
Lease liability		116		101
Pension and postretirement benefit obligations		46		55
Unrealized exchange (losses) gains, net		(17)		16
Other accruals and reserves		131		139
Research and development		218		197
Inventory		16		18
Other – net		202		146
Gross deferred tax assets	$	1,582	$	1,440
Valuation allowances [1]		(738)		(703)
Total deferred tax assets	$	844	$	737
Deferred tax liabilities:				
Investments [2]		(204)		(290)
Operating lease asset		(116)		(101)
Property		(343)		(272)
Intangibles		(999)		(1,123)
Total deferred tax liabilities	$	(1,662)	$	(1,786)
Total net deferred tax liability	$	(818)	$	(1,049)

1. Primarily related to recorded tax benefits and the non-realizability of tax loss and carryforwards from operations in the United States, Europe and Asia Pacific.
2. The Company reclassified a portion of its investments balance related to the impact of internal restructuring in 2023.

Included in the 2023 and 2022 deferred tax asset and liability amounts above is $410 million and $370 million, respectively, of a net deferred tax liability related to the Company's investment in DuPont Specialty Products USA, LLC, which is a partnership for U.S. federal income tax purposes. The Company and its subsidiaries own in aggregate 100 percent of DuPont Specialty Products USA, LLC and the assets and liabilities of DuPont Specialty Products USA, LLC are included in the Consolidated Financial Statements of the Company.

Operating Loss and Tax Credit Carryforwards		Deferred Tax Asset		
(In millions) As of December 31,		2023		2022
Operating loss carryforwards				
Expire within 5 years	$	40	$	34
Expire after 5 years or indefinite expiration		624		604
Total operating loss carryforwards	$	664	$	638
Tax credit carryforwards				
Expire within 5 years	$	37	$	26
Expire after 5 years or indefinite expiration		169		104
Total tax credit carryforwards	$	206	$	130
Total Operating Loss and Tax Credit Carryforwards	$	870	$	768

Total Gross Unrecognized Tax Benefits						
(In millions)		*2023*		*2022*		*2021*
Total unrecognized tax benefits at January 1,	$	470	$	351	$	432
Decreases related to positions taken on items from prior years		(4)		(4)		(18)
Increases related to positions taken on items from prior years		3		4		5
Increases related to positions taken in the current year		18		164		11
Settlement of uncertain tax positions with tax authorities		(10)		(10)		(1)
Decreases due to expiration of statutes of limitations		(9)		—		—
Exchange loss (gain)		5		(9)		(14)
Divestiture of N&B		—		—		(64)
Divestiture of M&M		—		(26)		—
Total unrecognized tax benefits at December 31, [1]	$	473	$	470	$	351
Total unrecognized tax benefits that, if recognized, would impact the effective tax rate of continuing operations	$	329	$	338	$	303
Total amount of interest and penalties (benefit) recognized in "Provision for (benefit from) income taxes on continuing operations"	$	8	$	3	$	(3)
Total accrual for interest and penalties associated with unrecognized tax benefits	$	28	$	16	$	13

1. Total unrecognized tax benefits includes $141 million, $128 million and $46 million of benefits related to discontinued operations at December 31, 2023, 2022 and 2021.

Each year the Company files hundreds of tax returns in the various national, state and local income taxing jurisdictions in which it operates. These tax returns are subject to examination and possible challenge by the tax authorities. The Company has ongoing federal, state and international income tax audits in various jurisdictions and evaluates uncertain tax positions that may be challenged by local tax authorities. The impact, if any, of these audits to the Company's unrecognized tax benefits is not estimable. Positions challenged by the tax authorities may be settled or appealed by the Company. As a result, there is an uncertainty in income taxes recognized in the Company's financial statements in accordance with accounting for income taxes and accounting for uncertainty in income taxes. The ultimate resolution of such uncertainties is not expected to have a material impact on the Company's results of operations.

Tax years that remain subject to examination for the Company's major tax jurisdictions are shown below:

Tax Years Subject to Examination by Major Tax Jurisdiction at December 31, 2023	
Jurisdiction	*Earliest Open Year*
Brazil	2019
Canada	2017
China	2013
Denmark	2018
Germany	2015
Japan	2017
The Netherlands	2018
Switzerland	2018
United States:	
Federal income tax [1]	2012
State and local income tax	2012

1. The U.S. Federal income tax jurisdiction is open back to 2012 with respect to EIDP pursuant to the DWDP Tax Matters Agreement.

Undistributed earnings of foreign subsidiaries and related companies that are deemed to be permanently invested amounted to $6,495 million as of December 31, 2023. In addition to the U.S. federal tax imposed by the Tax Cuts and Jobs Act ("The Act") on all accumulated unrepatriated earnings through December 31, 2017, The Act introduced additional U.S. federal tax on foreign earnings, effective as of January 1, 2018. The undistributed foreign earnings at December 31, 2023 may still be subject to certain taxes upon repatriation, primarily where foreign withholding taxes apply. It is not practicable to calculate the unrecognized deferred tax liability on undistributed foreign earnings due to the complexity of the hypothetical calculation.

2023 Internal Restructurings

The Company recorded a deferred tax benefit of $324 million for the year ended December 31, 2023, in connection with certain internal restructurings. These restructurings in certain instances relied upon legal entity and asset valuations. The aforementioned tax benefit is included in "(Benefit from) provision for income taxes on continuing operations" in the Consolidated Statements of Operations.

M&M Divestitures

The Company recorded a net tax expense of $21 million and $127 million for the year ended December 31, 2023 and 2022, respectively, in connection with certain internal restructurings. These restructurings involve both legal entities within the M&M Businesses and legal entities retained by DuPont after the close of the M&M Divestiture to Celanese, and in certain instances relied upon legal entity valuations. The aforementioned net tax expense is included in "Income from discontinued operations, net of tax" in the Consolidated Statements of Operations. See Note 4 for additional information on the M&M Divestitures.

Laird PM Acquisition

In connection with the integration of Laird PM, the Company completed certain internal restructurings that were determined to be tax free under the applicable sections of the Internal Revenue Code. If the aforementioned transactions were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then the Company could be subject to significant tax liability.

N&B Transaction

Certain internal distributions and reorganizations that occurred during 2021 and 2020 in preparation for the N&B Transaction and the external distribution in 2021 qualified as tax-free transactions under the applicable sections of the Internal Revenue Code. If the aforementioned transactions were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then the Company could be subject to significant tax liability. Under the N&B Tax Matters Agreement, the Company would generally be allocated such liability and not be indemnified, unless certain non qualifying actions are undertaken by N&B or IFF. To the extent that the Company is responsible for any such liability, there could be a material adverse impact on the Company's business, financial condition, results of operations and cash flows in future reporting periods.

DWDP

For periods between the DWDP Merger and the DWDP Distributions, DuPont's consolidated federal income tax group and consolidated tax return included the Dow and Corteva entities. Generally, the consolidated tax liability of the DuPont U.S. tax group for each year was apportioned among the members of the consolidated group in accordance with the terms of the Amended and Restated DWDP Tax Matters Agreement. DuPont, Corteva and Dow intend that to the extent Federal and/or State corporate income tax liabilities are reduced through the utilization of tax attributes of the other, settlement of any receivable and payable generated from the use of the other party's sub-group attributes will be in accordance with the Amended and Restated DWDP Tax Matters Agreement.

NOTE 9 - EARNINGS PER SHARE CALCULATIONS

The following tables provide earnings per share calculations for the years ended December 31, 2023, 2022 and 2021:

Net Income for Earnings Per Share Calculations - Basic & Diluted In millions		2023		2022		2021
Income from continuing operations, net of tax	$	533	$	1,061	$	1,207
Net income from continuing operations attributable to noncontrolling interests		39		53		30
Income from continuing operations attributable to common stockholders	$	494	$	1,008	$	1,177
(Loss) income from discontinued operations, net of tax		(71)		4,856		5,308
Net (loss) income from discontinued operations attributable to noncontrolling interests		—		(4)		18
(Loss) income from discontinued operations attributable to common stockholders		(71)		4,860		5,290
Net income available to common stockholders	$	423	$	5,868	$	6,467

Earnings Per Share Calculations - Basic Dollars per share		2023		2022		2021
Earnings from continuing operations attributable to common stockholders	$	1.10	$	2.02	$	2.17
(Loss) earnings from discontinued operations, net of tax		(0.16)		9.75		9.75
Earnings available to common stockholders [1]	$	0.94	$	11.77	$	11.92

Earnings Per Share Calculations - Diluted Dollars per share		2023		2022		2021
Earnings from continuing operations attributable to common stockholders	$	1.09	$	2.02	$	2.16
(Loss) earnings from discontinued operations, net of tax		(0.16)		9.73		9.72
Earnings available to common stockholders [1]	$	0.94	$	11.75	$	11.89

Share Count Information Shares in Millions	2023	2022	2021
Weighted-average common shares - basic	449.9	498.5	542.7
Plus dilutive effect of equity compensation plans	1.3	0.9	1.5
Weighted-average common shares - diluted	451.2	499.4	544.2
Stock options, restricted stock units, and performance-based restricted stock units excluded from EPS calculations [2]	2.6	4.1	2.8

1. Earnings per share amounts are computed independently for income from continuing operations, income from discontinued operations and net income attributable to common stockholders. As a result, the per share amounts from continuing operations and discontinued operations may not equal the total per share amounts for net income attributable to common stockholders.
2. These outstanding options to purchase shares of common stock, restricted stock units and performance based restricted stock units were excluded from the calculation of diluted earnings per share because the effect of including them would have been antidilutive.

NOTE 10 - ACCOUNTS AND NOTES RECEIVABLE - NET

In millions	December 31, 2023	December 31, 2022
Accounts receivable – trade [1]	$ 1,513	$ 1,567
Income tax receivable	301	235
Other [2]	556	716
Total accounts and notes receivable - net	$ 2,370	$ 2,518

1. Accounts receivable – trade is net of allowances of $40 million at December 31, 2023 and $38 million at December 31, 2022. Allowances are equal to the estimated uncollectible amounts and current expected credit loss. That estimate is based on historical collection experience, current economic and market conditions, and review of the current status of customers' accounts.
2. Other includes receivables in relation to value added tax, indemnification assets, general sales tax and other taxes, and other receivables. No individual group represents more than ten percent of total receivables.

Accounts receivable are carried at amounts that approximate fair value.

NOTE 11 - INVENTORIES

In millions	December 31, 2023	December 31, 2022
Finished goods	$ 1,184	$ 1,299
Work in process	487	522
Raw materials	350	388
Supplies	126	120
Total inventories	$ 2,147	$ 2,329

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT

In millions	Estimated Useful Lives (Years)	December 31, 2023	December 31, 2022
Land and land improvements	1 - 25	$ 449	$ 432
Buildings	1 - 50	2,121	1,968
Machinery, equipment, and other	1 - 25	7,306	6,714
Construction in progress		849	1,065
Total property, plant and equipment		$ 10,725	$ 10,179
Total accumulated depreciation		$ 4,841	$ 4,448
Total property, plant and equipment - net		$ 5,884	$ 5,731

In millions	2023	2022	2021
Depreciation expense	$ 547	$ 545	$ 546

NOTE 13 - NONCONSOLIDATED AFFILIATES

The Company's investments in companies accounted for using the equity method ("nonconsolidated affiliates") are recorded in "Investments and other noncurrent receivables" in the Consolidated Balance Sheets. The Company's net investment in nonconsolidated affiliates at December 31, 2023 and December 31, 2022 is $788 million and $686 million, respectively. In the fourth quarter of 2023, the Company acquired an equity interest in Derby Group Holdings LLC ("Derby"). See Note 4 and below for further information. In the first quarter of 2022, the Company recorded an other-than-temporary impairment on an equity method investment. See Note 6 for more information.

The Company's dividends received from nonconsolidated affiliates is shown in the following table:

Dividends Received from Nonconsolidated Affiliates			
(In millions) For the years ended December 31,	*2023*	*2022*	*2021*
Dividends from nonconsolidated affiliates	$ 71	$ 103	$ 98

The Company had an ownership interest in seven nonconsolidated affiliates, with ownership interest (direct and indirect) ranging from 19.9 percent to 50 percent at December 31, 2023.

Sales to nonconsolidated affiliates represented less than 2 percent of total net sales for the years ended December 31, 2023, 2022 and 2021. Purchases from nonconsolidated affiliates represented less than 3 percent of "Cost of sales" for the years ended December 31, 2023 and 2022 and less than 4 percent for the year ended December 31, 2021.

Derby Equity Interest

As a result of the Delrin® Divestiture, on November 1, 2023, the Company received a 19.9 percent non-controlling equity interest in Derby Group Holdings LLC, ("Derby"). The financial results of Derby, subsequent to the transaction date, will be included in DuPont's Consolidated Financial Statements with a three-month lag, using the equity method of accounting and with intercompany profits eliminated in accordance with DuPont's accounting policy. As such, no equity earnings of non-consolidated affiliates were recorded for the year ended December 31, 2023. As of December 31, 2023, the carrying values of the retained equity investment and note receivable were $121 million and $228 million, respectively. Refer to Note 4 for further information.

NOTE 14 - GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022.

In millions	Electronics & Industrial	Water & Protection	Corporate & Other	Total
Balance at December 31, 2021	$ 9,583	$ 6,801	$ 597	$ 16,981
Currency Translation Adjustment	(186)	(145)	(5)	(336)
Other	—	—	18	18
Balance at December 31, 2022	$ 9,397	$ 6,656	$ 610	$ 16,663
Goodwill recognized for Spectrum Acquisition [1]	818	—	—	818
Currency Translation Adjustment	(10)	48	5	43
Impairment	—	(804)	—	(804)
Balance at December 31, 2023	$ 10,205	$ 5,900	$ 615	$ 16,720

1. On August 1, 2023, DuPont completed the acquisition of Spectrum, which is included in the Electronics & Industrial segment. See Note 3 for additional information.

The Company tests goodwill for impairment annually during the fourth quarter, or more frequently when events or changes in circumstances indicate that the fair value is below carrying value. As a result of the related acquisition method of accounting in connection with the DWDP Merger, EIDP's assets and liabilities were measured at fair value resulting in increases to the Company's goodwill and other intangible assets. The fair value valuation increased the risk that any declines in financial projections, including changes to key assumptions, could have a material, negative impact on the fair value of the Company's reporting units and assets, and therefore could result in an impairment. The Company's significant assumptions in these analyses include projected revenue, gross margins, selling, administrative, research and development expenses (SARD), capital expenditures, the weighted average cost of capital, the terminal growth rates, and the tax rate for the income approach and projected EBITDA and derived multiples from comparable market transactions for the market approach.

The Company's estimates of future cash flows are based on current regulatory and economic climates, recent operating results, and planned business strategies. Should future cash flows differ materially from the Company's estimate, or should there be a future market downturn, the Company may be required to perform additional impairment analyses that could result in a non-cash goodwill impairment charge.

As part of its annual impairment test at October 1, 2023, the Company performed qualitative testing on six of its reporting units and performed quantitative testing on two of its reporting units. The qualitative evaluation is an assessment of factors, including reporting unit or asset specific operating results and cost factors, as well as industry, market and macroeconomic conditions, to determine whether it is more likely than not (more than 50 percent) that the fair value of a reporting unit or asset is less than the respective carrying amount, including goodwill. The results of the qualitative assessments indicated that it is not more likely than not that the fair values of the six reporting units were less than their carrying values. For the two reporting units tested by applying the quantitative assessment, the Company used a combination of discounted cash flow models (a form of the income approach) and the Guideline Public Company Method (a form of the market approach). As of October 1, 2023, as previously disclosed, the estimated fair value of the Protection reporting unit (aggregation of the Safety and Shelter businesses), within the Water & Protection segment, exceeded its carrying value by less than 5 percent and the carrying amount of goodwill within this reporting unit was $5.5 billion. No impairments were identified in any of the reporting units as part of the Company's annual impairment assessment.

In connection with the preparation of the full year 2023 financial statements, the continuation of previously disclosed challenging macroeconomic environment in the residential, non-residential, and the repair and remodel construction markets, as well as incremental channel inventory destocking in healthcare and industrial end-markets served as a triggering event requiring the Company to perform an impairment analysis of the goodwill associated with its Protection reporting unit as of December 31, 2023 The Company performed quantitative testing on the Protection reporting unit using a combination of discounted cash flow models (a form of the income approach) and the Guideline Public Company Method (a form of the market approach). As a result of the analysis performed, the Company concluded that the carrying amount of the Protection reporting unit exceeded its fair value resulting in a non-cash goodwill impairment charge of $804 million, which is recorded within "Goodwill impairment charge" on the Consolidated Statements of Operations for the year ended December 31, 2023. This reporting unit remains at risk for future impairment due to the fair value now being equal to the carrying value as a result of the recorded impairment. Should macroeconomic conditions worsen, resulting in further recovery delays, or other events occur indicating that the estimated future cash flows of the reporting unit have further declined and the reporting unit is unable to meet or exceed its projections from 2024 and other future years, the Company may be required to record future non-cash impairment charges related to goodwill. As of December 31, 2023, the remaining carrying amount of goodwill within the Protection reporting unit was $4.8 billion.

During the first quarter of 2022, in conjunction with the announcement of the M&M Divestitures, the Company realigned the Retained Businesses, previously within the historic Mobility & Materials segment, to Corporate & Other (the "2022 Realignment"). The announcement of the M&M Divestitures and 2022 Realignment served as triggering events requiring the Company to perform impairment analyses related to goodwill carried by the impacted reporting units as of March 1, 2022. Goodwill impairment analyses were performed for reporting units impacted in the historic Mobility & Materials segment prior to the realignment, and no impairments were identified. As part of the 2022 Realignment, the Company assessed and re-defined certain reporting units effective March 1, 2022, including a reallocation of goodwill on a relative fair value basis, as applicable, to the newly identified reporting units and M&M Divestitures disposal groups. Goodwill impairment analyses were performed for the new reporting units reported within Corporate & Other and no impairments were identified. The fair values of the reporting units and the M&M Divestitures disposal groups were estimated using a combination of a discounted cash flow model and/or market approach.

Other Intangible Assets

The gross carrying amounts and accumulated amortization of other intangible assets by major class are as follows:

In millions	December 31, 2023			December 31, 2022		
	Gross Carrying Amount	Accum Amort	Net	Gross Carrying Amount	Accum Amort	Net
Intangible assets with finite lives:						
Developed technology	$ 2,079	$ (1,092)	$ 987	$ 1,955	$ (913)	$ 1,042
Trademarks/tradenames	924	(414)	510	906	(349)	557
Customer-related	5,815	(2,329)	3,486	5,454	(2,389)	3,065
Other	28	(1)	27	54	(27)	27
Total other intangible assets with finite lives	$ 8,846	$ (3,836)	$ 5,010	$ 8,369	$ (3,678)	$ 4,691
Intangible assets with indefinite lives:						
Trademarks/tradenames	804	—	804	804	—	804
Total other intangible assets with indefinite lives	$ 804	$ —	$ 804	$ 804	$ —	$ 804
Total	$ 9,650	$ (3,836)	$ 5,814	$ 9,173	$ (3,678)	$ 5,495

During the fiscal year 2023, the Company retired fully amortized assets of $399 million of customer-related intangible assets and $25 million of other intangible assets.

During fiscal year 2022, the Company retired fully amortized assets of $390 million of developed technology, $210 million of trademarks/tradenames, $121 million of customer-related intangible assets, and $53 million of other intangible assets.

As part of the 2022 Realignment, the Company reallocated its intangible assets with indefinite lives to align with the new segment structure. This served as a triggering event requiring the Company to perform an impairment analysis related to intangible assets with indefinite lives carried by its historic Mobility & Materials segment as of March 1, 2022, prior to the realignment. Subsequent to the realignment, impairment analyses were then performed for the intangible assets with indefinite lives reported in Corporate & Other. No impairments were identified as a result of the analyses described above.

The following table provides the net carrying value of other intangible assets by segment:

Net Intangibles by Segment	December 31,	December 31,
In millions	2023	2022
Electronics & Industrial [1]	$ 3,521	$ 2,976
Water & Protection	2,206	2,424
Corporate & Other	87	95
Total	$ 5,814	$ 5,495

1. Includes intangible assets acquired as part of the Spectrum Acquisition. See Note 3 for additional information.

Total estimated amortization expense for the next five fiscal years is as follows:

Estimated Amortization Expense	
In millions	
2024	$ 601
2025	$ 555
2026	$ 528
2027	$ 480
2028	$ 427

NOTE 15 - SHORT-TERM BORROWINGS, LONG-TERM DEBT AND AVAILABLE CREDIT FACILITIES AND OTHER OBLIGATIONS

The following tables summarizes the Company's short-term borrowings, long-term debt and finance lease obligations:

Short-Term Borrowings (In millions)	December 31, 2023	December 31, 2022
Long-term debt due within one year	$ —	$ 300

Long-Term Debt	December 31, 2023		December 31, 2022	
In millions	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Promissory notes and debentures [1]:				
Final maturity 2023	$ —	— %	$ 300	5.72 %
Final maturity 2025	1,850	4.49 %	1,850	4.49 %
Final maturity 2028	2,250	4.73 %	2,250	4.73 %
Final maturity 2029 and thereafter [2]	3,741	5.46 %	3,729	5.48 %
Other facilities:				
Finance lease obligations	10		1	
Less: Unamortized debt discount and issuance costs	51		56	
Less: Long-term debt due within one year	—		300	
Total	$ 7,800		$ 7,774	

1. Represents senior unsecured notes (the "2018 Senior Notes"), which are senior unsecured obligations of the Company.
2. Includes fair value hedging adjustment of $59 million and $71 million at December 31, 2023 and 2022, respectively, related to the Company's interest rate swap agreements. See Note 21 for additional information.

In November 2023, the $300 million Floating Rate Senior Unsecured Notes matured and was repaid at par plus the accrued and unpaid interest. The Company funded the repayment with cash on hand.

In November 2022, the Company redeemed in full its fixed-rate long-term senior unsecured notes of $2.5 billion due 2023 at a redemption price equal to 100 percent of the aggregate principal amount plus the accrued and unpaid interest. The redemption was funded with the proceeds from the M&M Divestiture.

Principal payments of long-term debt for the five succeeding fiscal years are as follows:

Maturities of Long-Term Debt for Next Five Years at December 31, 2023	
In millions	Total
2024	$ —
2025	$ 1,850
2026	$ —
2027	$ —
2028	$ 2,250

The estimated fair value of the Company's long-term borrowings was determined using Level 2 inputs within the fair value hierarchy, as described in Note 22. Based on quoted market prices for the same or similar issues, or on current rates offered to the Company for debt of the same remaining maturities, the fair value of the Company's long-term borrowings, not including long-term debt due within one year, was $7,995 million and $7,674 million at December 31, 2023 and 2022, respectively.

Available Committed Credit Facilities

The following table summarizes the Company's credit facilities:

Committed and Available Credit Facilities at December 31, 2023					
In millions	Effective Date	Committed Credit	Credit Available	Maturity Date	Interest
Five-Year Revolving Credit Facility	April 2022	$ 2,500	$ 2,486	April 2027	Floating Rate
2023 $1B Revolving Credit Facility	May 2023	1,000	1,000	May 2024	Floating Rate
Total Committed and Available Credit Facilities		$ 3,500	$ 3,486		

In July 2022, the Company drew down $600 million under the 2022 $1B Revolving Credit Facility in order to facilitate certain intercompany internal restructuring steps related to the M&M Divestiture. The Company repaid the borrowing in September 2022.

Terminated Intended Rogers Acquisition
In connection with the Terminated Intended Rogers Acquisition, on November 22, 2021, the Company entered into a two-year senior unsecured committed term loan agreement in the amount of $5.2 billion. In October 2022, the facility was amended to extend the lending commitments (as amended the "Amended 2021 Term Loan Facility"). On November 1, 2022, the M&M Divestiture closed and therefore, based on the terms of the Amended 2021 Term Loan Facility, the commitment was terminated.

Term Loan and Revolving Credit Facilities
On May 10, 2023, the Company entered into a new $1 billion 364-day revolving credit facility (the "2023 $1B Revolving Credit Facility"). There were no drawdowns of the facility during the year ended December 31, 2023.

On April 12, 2022, the Company entered into a new $2.5 billion five-year revolving credit facility (the "Five-Year Revolving Credit Facility"). The Five-Year Revolving Credit Facility is generally expected to remain undrawn and serve as a backstop to the Company's commercial paper and letter of credit issuance. On April 12, 2022, the Company entered into an updated $1 billion 364-day revolving credit facility (the "2022 $1B Revolving Credit Facility").

May 2020 Debt Offering
On May 1, 2020, the Company completed an underwritten public offering of senior unsecured notes (the "May 2020 Notes") in the aggregate principal amount of $2 billion of 2.169 percent fixed rate Notes due May 1, 2023 (the "May 2020 Debt Offering"). The consummation of the N&B Transaction triggered the special mandatory redemption feature of the May 2020 Debt Offering. The Company redeemed the May 2020 Notes on May 13, 2021 and funded the redemption with proceeds from the Special Cash Payment.

Uncommitted Credit Facilities and Outstanding Letters of Credit
Unused bank credit lines on uncommitted credit facilities were approximately $721 million at December 31, 2023. These lines are available to support short-term liquidity needs and general corporate purposes including letters of credit. Outstanding letters of credit were approximately $208 million at December 31, 2023. These letters of credit support commitments made in the ordinary course of business.

Debt Covenants and Default Provisions
The Company's indenture covenants include customary limitations on liens, sale and leaseback transactions, and mergers and consolidations, subject to certain limitations. The 2018 Senior Notes also contain customary default provisions. The Five-Year Revolving Credit Facility and the 2023 $1B Revolving Credit Facility contain a financial covenant requiring that the ratio of Total Indebtedness to Total Capitalization for the Company and its consolidated subsidiaries not exceed 0.60. At December 31, 2023, the Company was in compliance with this financial covenant. There were no material changes to the debt covenants and default provisions at December 31, 2023.

Supplier Financing
The Company and certain of its designated suppliers, at their sole discretion, participate in a supplier financing program with a financial institution serving as an intermediary. Under this program, the Company agrees to pay the financial institution the stated amount of confirmed invoices from its designated suppliers on the same terms and on the original maturity dates of the confirmed invoices, which have a weighted average payment term of approximately 110 days. The Company does not pay any annual subscription or service fee to the financial institution, nor does the Company reimburse its suppliers for any costs they incur to participate in the program. The Company's obligations are not impacted by the suppliers' decision to participate in this program. The Company or the financial institution may terminate the agreement upon at least 30 days' notice.

The amount of invoices outstanding confirmed as valid under the supplier financing programs as of December 31, 2023 and 2022 was $97 million and $127 million, respectively, and is recorded in "Accounts Payable" in the Consolidated Balance Sheets.

NOTE 16 - COMMITMENTS AND CONTINGENT LIABILITIES

Litigation, Environmental Matters, and Indemnifications

The Company and certain subsidiaries are involved in various lawsuits, claims and environmental actions that have arisen in the normal course of business with respect to product liability, patent infringement, governmental regulation, contract and commercial litigation, as well as possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain substances at various sites. In addition, in connection with divestitures and the related transactions, the Company from time to time has indemnified and has been indemnified by third parties against certain liabilities that may arise in connection with, among other things, business activities prior to the completion of the respective transactions. The term of these indemnifications, which typically pertain to environmental, tax and product liabilities, is generally indefinite. The Company records liabilities for ongoing and indemnification matters when the information available indicates that it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated.

As of December 31, 2023, the Company has recorded indemnification assets of $21 million within "Accounts and notes receivable - net" and $242 million within "Deferred charges and other assets" and indemnified liabilities of $200 million within "Accrued and other current liabilities" and $263 million within "Other noncurrent obligations" within the Consolidated Balance Sheets. At December 31, 2022, the Company has recorded indemnified assets of $70 million within "Accounts and notes receivable - net" and $237 million within "Deferred charges and other assets" and indemnified liabilities of $211 million within "Accrued and other current liabilities" and $274 million within "Other noncurrent obligations" within the Consolidated Balance Sheets.

The Company's accruals for indemnification liabilities related to the binding Memorandum of Understanding ("MOU") between Chemours, Corteva, EIDP and the Company and to the DowDuPont ("DWDP") Separation and Distribution Agreement and the Letter Agreement between the Company and Corteva (together the "Agreements") discussed below, are included in the balances above. Additionally, as of December 31, 2023 the Company has recognized a liability of $405 million (including interest) related to the settlement agreement between Chemours, Corteva, EIDP and DuPont related to the aqueous film-forming foams multi-district litigation, as discussed below.

PFAS Stray Liabilities: Future Eligible PFAS Costs

On July 1, 2015, EIDP, a Corteva subsidiary since June 1, 2019, completed the separation of EIDP's Performance Chemicals segment through the spin-off of Chemours to holders of EIDP common stock (the "Chemours Separation"). On June 1, 2019, the Company completed the separation of its agriculture business through the spin-off of Corteva, Inc. ("Corteva"), including Corteva's subsidiary EIDP.

On January 22, 2021, the Company, Corteva, EIDP and Chemours entered into the MOU pursuant to which the parties have agreed to release certain claims that had been raised by Chemours including any claims arising out of or resulting from the process and manner in which EIDP structured or conducted the Chemours Separation, and any other claims that challenge the Chemours Separation or the assumption of Chemours Liabilities (as defined in the Chemours Separation Agreement) by Chemours and the allocation thereof, subject in each case to certain exceptions set forth in the MOU. In connection with the MOU, the confidential arbitration process regarding certain claims by Chemours was terminated in February 2021. The parties have further agreed not to bring any future, additional claims regarding the Chemours Separation Agreement or the MOU outside of arbitration.

Pursuant to the MOU, the parties have agreed to share certain costs associated with potential future liabilities related to alleged historical releases of certain PFAS out of pre-July 1, 2015 conduct ("eligible PFAS costs") until the earlier to occur of (i) December 31, 2040, (ii) the day on which the aggregate amount of Qualified Spend, as defined in the MOU, is equal to $4 billion or (iii) a termination in accordance with the terms of the MOU. PFAS refers to per- or polyfluoroalkyl substances, which include perfluorooctanoic acids and its ammonium salts ("PFOA").

The parties have agreed that, during the term of this sharing arrangement, Qualified Spend up to $4 billion will be borne 50 percent by Chemours and 50 percent, up to a cap of $2 billion, by the Company and Corteva. The Company and Corteva will split their 50 percent of Qualified Spend in accordance with the Agreements; accordingly, the Company's portion of the $2 billion is approximately $1.4 billion. At December 31, 2023, the Company had paid Qualified Spend of approximately $170 million against its portion of the $2 billion cap. After the term of this arrangement, Chemours' indemnification obligations under the Chemours Separation Agreement would continue unchanged.

In order to support and manage any potential future eligible PFAS costs, the parties also agreed to establish an escrow account (the "MOU Escrow Account"). The MOU provides that (1) no later than each of September 30, 2021 and September 30, 2022, Chemours shall deposit $100 million and DuPont and Corteva shall together deposit $100 million in the aggregate into the MOU Escrow Account and (2) no later than September 30 of each subsequent year through and including 2028, Chemours shall deposit $50 million and DuPont and Corteva shall together deposit $50 million in the aggregate into the MOU Escrow Account. Subject to the terms and conditions set forth in the MOU, each party may be permitted to defer funding in any calendar year beginning with 2022 through and including 2028. Additionally, if on December 31, 2028, the balance in the MOU Escrow Account (including interest) is less than $700 million, Chemours will make 50 percent of the deposits and DuPont and Corteva together will make 50 percent of the deposits necessary to restore the balance to $700 million. Such payments will be made in a series of consecutive annual equal installments commencing on September 30, 2029 pursuant to the replenishment terms set forth in the MOU.

Under the Agreements, Divested Operations and Businesses ("DDOB") liabilities of EIDP not allocated to or retained by Corteva or the Company are categorized as relating to either (i) PFAS Stray Liabilities, if they arise out of actions related to or resulting from the development, testing, manufacture or sale of PFAS; or (ii) Non-PFAS Stray Liabilities, (and together with PFAS Stray Liabilities, the "EIDP Stray Liabilities").

The Agreements provide that the Company and Corteva will each bear a certain percentage of the Indemnifiable Losses, described below, rising from EIDP Stray Liabilities and that the percentage changes upon each company meeting its respective threshold of $150 million for PFAS Stray Liabilities and $200 million for EIDP Stray Liabilities. In addition, for certain Non-PFAS Liabilities, ("Specified Spend Non-PFAS Liabilities"), Corteva must spend specified amounts before costs associated with such matter will be considered Indemnifiable Losses.

The Agreements provide that the Company and Corteva each bear 50 percent of the first $300 million ($150 million each) of total Indemnifiable Losses related to PFAS Stray Liabilities. In 2023, the companies met their respective $150 million threshold, and as a result the Company bears 71 percent of Indemnifiable Losses related to PFAS Stray Liabilities and Corteva bears 29 percent. At December 31, 2023, the Company has accrued for future Qualified Spend and Indemnifiable Losses related to PFAS Stray Liabilities accordingly.

The $150 million of Indemnifiable Losses incurred for PFAS Stray Liabilities has been credited against each company's $200 million threshold. Corteva has met its $200 million threshold. As a result, until the Company meets its $200 million threshold, it is responsible for managing the Non-PFAS Stray Liabilities, excluding Specified Spend Non-PFAS Liabilities for which Corteva has not reached its specified spend amount, and is bearing all Indemnifiable Losses associated with such Non-PFAS Stray Liabilities. Thereafter, the Company will bear 71 percent and Corteva will bear 29 percent of Indemnifiable Losses related to such Non-PFAS Stray Liabilities. At December 31, 2023, the Company has accrued for future Indemnifiable Losses related to Non-PFAS Stray Liabilities, including Specified Spend Non-PFAS Liabilities, accordingly.

Indemnifiable Losses, as defined in the DWDP Separation and Distribution Agreement, include, among other things, attorneys', accountants', consultants' and other professionals' fees and expenses incurred in the investigation or defense of EIDP Stray Liabilities.

In connection with the MOU and the Agreements, the Company has recognized the following indemnification liabilities related to eligible PFAS costs:

Indemnified Liabilities Related to the MOU			
In millions	December 31, 2023	December 31, 2022	Balance Sheet Classification
Current indemnified liabilities	$ 87	$ 66	Accrued and other current liabilities
Long-term indemnified liabilities	119	120	Other noncurrent obligations
Total indemnified liabilities accrued under the MOU [1]	$ 206	$ 186	

1. As of December 31, 2023 and 2022, total indemnified liabilities accrued include $139 million and $161 million, respectively, related to Chemours environmental remediation activities at their site in Fayetteville, North Carolina under the Consent Order between Chemours and the North Carolina Department of Environmental Quality (the "NC DEQ"). This excludes amounts related to the Water District Settlement Agreement.

In addition to the above, beginning the second quarter of 2023 and at December 31, 2023, the Company has recognized a liability of $405 million (including interest) related to the Water District Settlement Agreement, defined below, between Chemours, Corteva, EIDP and DuPont related to the aqueous film-forming foams multi-district litigation.

Future charges associated with the MOU will be recognized over the term of the agreement as a component of income from discontinued operations to the extent liabilities become probable and estimable.

In 2004, EIDP settled a West Virginia state court class action, *Leach v. E. I. du Pont de Nemours and Company*, which alleged that PFOA from EIDP's former Washington Works facility had contaminated area drinking water supplies and affected the health of area residents. Members of the Leach class have standing to pursue personal injury claims for just six health conditions that an expert panel appointed under the Leach settlement reported in 2012 had a "probable link" (as defined in the settlement) with PFOA: pregnancy-induced hypertension, including preeclampsia; kidney cancer; testicular cancer; thyroid disease; ulcerative colitis; and diagnosed high cholesterol. In 2017, Chemours and EIDP each paid $335 million to settle the multi-district litigation in the U.S. District Court for the Southern District of Ohio ("Ohio MDL"), thereby resolving claims of about 3,550 plaintiffs alleging injury from exposure to PFOA in drinking water. Post the 2017 settlement, approximately 100 cases were brought by Leach class members.

On January 21, 2021, EIDP and Chemours entered into settlement agreements with plaintiffs' counsel representing the Ohio MDL plaintiffs providing for a settlement of all but one of these cases (the "Settlement"). The total settlement amount was $83 million in cash with each of the Company and EIDP contributing $27 million and Chemours contributing $29 million. At June 30, 2021 the Company had paid in full its $27 million contribution. The Settlement was entered into solely by way of compromise and settlement and is not in any way an admission of liability or fault by the Company, Corteva, EIDP or Chemours. The personal injury case captioned "Abbott v. E. I. du Pont de Nemours and Company" was not included in the Settlement and, following a denial of certification by the U.S. Supreme Court in November 2023 and the exhaustion of all appeal routes, the amended jury verdict of $40 million, plus interest, is shared as defined in the MOU between Chemours, Corteva and DuPont. DuPont's portion of the personal injury case settlement charge, including interest, was approximately $16 million and was paid during the fourth quarter 2023.

In connection with the Settlement, plaintiffs' counsel filed a motion to terminate the Ohio MDL, which they later requested be withdrawn. Subsequently, plaintiffs' counsel filed or indicated intent to file, several new cases into the Ohio MDL. DuPont was not a named party in the Leach case, the Ohio MDL, or the Abbott case. Neither is it a defendant in the new cases being filed into the Ohio MDL.

In November 2023, DuPont, Chemours and Corteva reached a settlement agreement with the State of Ohio designed to benefit Ohio's natural resources and the people of the State of Ohio. As part of the settlement, the companies agreed to pay the State of Ohio a combined total of $110 million, 80 percent of which the State has allocated to restoration of natural resources related to operation of the Washington Works facility. Consistent with the MOU, DuPont's share of the settlement will be approximately $39 million, which is accrued for as of December 31, 2023. Among other things, and subject to certain limitations and preservations, the settlement resolves the State's claims relating to releases of PFAS in or into the State from the Companies' facilities and claims relating to the manufacture and sale of PFAS-containing products. The settlement also resolves the State's claims related to AFFF.

In July 2021, Chemours, Corteva (for itself and EIDP) and DuPont reached a resolution with the State of Delaware for $50 million among other consideration, that avoids litigation and addresses potential natural resources damages from known historical and current releases by the companies in or affecting Delaware. In 2022, the companies paid the settlement consistent with the MOU, accordingly DuPont paid $12.5 million. The settlement provides for a potential Supplemental Payment to Delaware up to a total of $25 million, in the event certain conditions are met. The supplemental payment is to be paid subjected to the terms of the MOU. As a result of the settlement agreement with the State of Ohio reached in November 2023, a Supplemental Payment is owed to the State of Delaware. As a result, the Company has accrued approximately $9 million as of December 31, 2023 related to the Supplemental Payment.

As of December 31, 2023, there are various cases alleging damages due to PFAS which are discussed below. Such actions often include additional claims based on allegations that the transfer by EIDP of certain PFAS liabilities to Chemours resulted in a fraudulent conveyance or voidable transaction. With the exception of the fraudulent conveyance claims, which are excluded from the MOU, legal fees, expenses, costs, and any potential liabilities for eligible PFAS costs presented by the following matters will be shared as defined in the MOU between Chemours, EIDP, Corteva and DuPont.

Beginning in April 2019, several dozen lawsuits alleging water contamination from the use of PFAS-containing aqueous film-forming foams ("AFFF") were filed against EIDP and Chemours, in additional to 3M and other AFFF manufacturers. The majority of these lawsuits were consolidated in a multi-district litigation (the "AFFF MDL"). The AFFF MDL is captioned *In Re: Aqueous Film Forming Foams (AFFF) Products Liability Litigation* and is pending in the United States District Court for the District of South Carolina (the "Court"). Since then, the AFFF MDL has grown and contains approximately 5,400 cases. Most of the actions in the AFFF MDL identify DuPont as a defendant only for the fraudulent transfer claims related to the

Chemours Separation and the DowDuPont separations. Generally, the AFFF MDL contains multiple types of lawsuits including, but not limited to personal injury cases, state attorneys general natural resource damages cases, and water provider contamination. DuPont has never made or sold AFFF, perfluorooctanesulfonic acid ("PFOS") or PFOS containing products.

On June 30, 2023, Chemours, Corteva, EIDP and DuPont entered a definitive agreement to comprehensively resolve all PFAS-related claims of a defined class of U.S. public water systems, including but not limited to water systems that are part of the AFFF MDL related to the use of aqueous film-forming foam, (the "Water District Settlement Agreement") for $1.185 billion in cash. In August 2023, the Court preliminarily approved the Water District Settlement Agreement. Subsequent to the approval, during the third quarter of 2023, Chemours, EIDP, Corteva and DuPont collectively contributed $1.185 billion to a Qualified Settlement Fund (the "Water District Settlement Fund"). In accordance with the MOU, Chemours contributed about 50 percent of the settlement amount (about $592 million), and DuPont (about $400 million) and Corteva (about $193 million) together contributed the remaining 50 percent. Each of Chemours, Corteva and DuPont used its respective MOU Escrow Account deposits to fund in part their respective contributions into the Water District Settlement Fund. As of June 30, 2023, DuPont had deposited an aggregate of $100 million into the MOU Escrow Account all of which it used to fund in part its $400 million contribution to the Water District Settlement Fund. As a result, DuPont has $400 million, excluding interest, at December 31, 2023 related to these liabilities reflected in "Restricted cash and cash equivalents" on the Consolidated Balance Sheets. DuPont's aggregate MOU escrow deposits of $100 million, excluding interest, at December 31, 2022 is reflected in "Restricted cash and cash equivalents - noncurrent" on the Consolidated Balance Sheets.

The defined class is composed of all Public Water Systems, as defined in 42 U.S.C § 300f, with a current detection of PFAS and all Public Water Systems, that are currently required to monitor for PFAS under the EPA's Fifth Unregulated Contaminant Monitoring Rule ("UCMR 5") or other applicable federal or state law. The matter captioned *City of Stuart, Florida v. 3M Company, et al.*is included in the settlement. The class does not include water systems owned and operated by a State or the United States government; small systems that have not detected PFAS and are not currently required to monitor for it under federal or state requirements; and, unless they otherwise request to be included, water systems in the lower Cape Fear River Basin of North Carolina. While it is reasonably possible that the excluded systems or claims could result in additional future lawsuits, claims, assessments or proceedings, it is not possible to predict the outcome of any such matters, and as such, the Company is unable to develop an estimate of a possible loss or range of losses, if any, at this time.

As part of the preliminary approval process, the Court established, among other things, a timetable for notice to class members, a mechanism for class members to opt out of the settlement and a date for a final fairness hearing. Additionally, the preliminary approval included a stay order for pre-existing lawsuits in which the plaintiff is a class member and an injunction prohibiting the filing of new suits where the plaintiff is a class member. The Notice Administrator submitted a report on February 6, 2024 indicating that 924 of 14,167 entities on the list of potential class members submitted timely requests for exclusion. The Court issued an order on December 7, 2023, allowing water systems that elected to opt out of the settlement to rejoin the settlement class by March 1, 2024. Therefore, the number of opt-outs is not final and is subject to a court ordered review process for compliance with the opt out process. On December 14, 2023, the Court held a final fairness hearing as a predicate to issuing an order either granting or denying final approval of the Water District Settlement Agreement. The Water District Settlement Agreement addresses conditions under which the settlement might not proceed, including a walk-away right that enables Chemours, Corteva and DuPont to terminate the settlement if class member opt outs exceed specified confidential levels. The companies had sufficient information to affirm on December 22, 2023 their support of the Water District Settlement Agreement and did not exercise their walk-away right.

Chemours, Corteva and DuPont have agreed to waive the obligation to make additional deposits into the MOU Escrow Account in 2023 and have agreed to waive the obligation due September 30, 2024 if (i) between October 1, 2023 and September 30, 2024, the parties have entered into settlement agreements resolving liabilities constituting Qualified Spend under the MOU that in the aggregate exceed $100 million; (ii) each company has fully funded its respective portion share, in accordance with the MOU, of such settlements; and (iii) such settlements are consummated. If the Water District Settlement is not consummated, Chemours, Corteva and DuPont will redeposit into the MOU Escrow Account the cash each withdrew to partially fund its respective contribution to the Water District Settlement Fund.

In the third quarter 2023, the Company paid its cash contribution of $400 million to the Water District Settlement Fund. At December 31, 2023, DuPont has recorded a liability of about $405 million (including interest) in connection with the Water District Settlement Agreement, included in "Accrued and other current liabilities" within the Consolidated Balance Sheets. The $400 million pre-tax charge is recorded in discontinued operations for the year ended December 31, 2023. As of December 31, 2023 the $400 million deposited, plus interest, within the Water District Settlement Fund is reflected in "Restricted cash and cash equivalents - current" on the Consolidated Balance Sheets. The Company has presented these funds as restricted cash since their use is restricted under the Water District Settlement Agreement.

Subsequent to year end on February 8, 2024, the Court granted the plaintiffs' motion for final approval of the Water District Settlement Agreement and final certification of settlement class. The funds that the Company contributed into the Water District Settlement Fund, including interest, will be removed from restricted cash and de-recognized, along with the associated accrued liability, after the entry of judgment becomes final and non-appealable.

There are also state attorneys general lawsuits against DuPont, outside of the AFFF MD that make claims of environmental contamination by certain PFAS compounds distinct from AFFF. Generally, the states raise common law tort claims and seek economic impact damages for alleged harm to natural resources, punitive damages, present and future costs to clean up contamination from certain PFAS compounds, and to abate the alleged nuisance. Most of these actions include fraudulent transfer claims related to the Chemours Separation and the DowDuPont separations.

In April 2021, a historic DuPont Dutch subsidiary and the Dutch entities of Chemours and Corteva, received a civil summons filed before the Court of Rotterdam, the Netherlands, on behalf of four municipalities neighboring the Chemours Dordrecht facility. The municipalities are seeking liability declarations relating to the Dordrecht site's current and historical PFAS operations and emissions. On September 27, 2023, the Court determined that the defendants were liable to the municipalities for (i) PFOA emissions between July 1, 1984 to March 1, 1998 and (ii) removal costs if deposited emissions on the municipalities land infringes the applicable municipality's property rights by an objective standard. Additional briefing is expected on this judgment and in accordance with local procedure, the Court will determine damages, if any, in a separate, subsequent proceeding.

On March 24, 2023, the Cape Fear Public Utility Authority ("CFPUA") filed a lawsuit in Delaware Chancery Court against EIDP, Chemours, Corteva, and DuPont alleging that the companies engaged in a series of corporate restructurings in order to evade PFAS liabilities. CFPUA asks for the court to unwind the Chemours spin off; the DowDuPont merger and subsequent separations; to find that DuPont and Corteva have assumed PFAS liabilities from EIDP and Chemours; to enjoin the defendants from distributing, transferring, capitalizing, or disposing of any proceeds from the sale of any business, segment, division or asset; and to impose a constructive trust over any such proceeds. Upon a motion by the Plaintiff, the Court has stayed this matter. The stay will remain in effect until the Judge decides to lift it.

In addition to the above matters, the Company is a named party in various other legal matters that make claims related to PFAS, for which the costs of litigation and future liabilities, if any, are eligible PFAS costs under the MOU and Indemnification Losses under the Agreements.

There are pending cases that make claims related to PFAS that have been filed against Chemours and Corteva/EIDP in which the Company is not a named party, but for which the costs of litigation and future liabilities, if any, are or may be eligible PFAS costs under the MOU and Indemnification Losses under the Agreements.

While Management believes it has appropriately estimated the liability associated with eligible PFAS matters and Indemnifiable Losses as of the date of this report, it is reasonably possible that the Company could incur additional eligible PFAS costs and Indemnifiable Losses in excess of the amounts accrued. It is not possible to predict the outcome of any such matters due to various reasons including, among others, future actions and decisions, as well as factual and legal issues to be resolved in connection with PFAS matters. As such, at this time DuPont is unable to develop an estimate of a possible loss or range of losses, if any, above the liability accrued at December 31, 2023. It is possible that additional costs or losses could have a significant effect on the Company's financial condition and/or cash flows in the period in which they occur; however, costs qualifying as Qualified Spend are limited by the terms of the MOU.

Other Litigation Matters
In addition to the matters described above, the Company is party to claims and lawsuits arising out of the normal course of business with respect to product liability, patent infringement, governmental regulation, contract and commercial litigation, and other actions. Certain of these actions may purport to be class actions and seek damages in very large amounts. As of December 31, 2023, the Company has liabilities of $21 million associated with these other litigation matters. It is the opinion of the Company's management that the possibility is remote that the aggregate of all such other claims and lawsuits will have a material adverse impact on the results of operations, financial condition and cash flows of the Company. In accordance with its accounting policy for litigation matters, the Company will expense litigation defense costs as incurred, which could be significant to the Company's financial condition and/or cash flows in the period.

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. At December 31, 2023, the Company had accrued obligations of $300 million for probable environmental remediation and restoration costs. These obligations are included in "Accrued and other current liabilities" and "Other noncurrent obligations" in the Consolidated Balance Sheets. It is reasonably possible that environmental remediation and restoration costs in excess of amounts accrued could have a material impact on the Company's results of operations, financial condition and cash flows. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies for handling site remediation and restoration.

The accrued environmental obligations includes the following:

Environmental Accrued Obligations			
In millions	*December 31, 2023*	*December 31, 2022*	*Potential exposure above the amount accrued* [1]
Environmental remediation liabilities not subject to indemnity	$ 46	$ 41	$ 112
Environmental remediation indemnified liabilities:			
Indemnifications related to Dow and Corteva [2]	101	48	199
MOU related obligations (discussed above) [3]	152	173	35
Other environmental indemnifications	1	1	2
Total environmental related liabilities	$ 300	$ 263	$ 348

1. The environmental accrual represents management's best estimate of the costs for remediation and restoration with respect to environmental matters, although it is reasonably possible that the ultimate cost with respect to these particular matters could range above the amount accrued as of December 31, 2023.
2. Pursuant to the DWDP Separation and Distribution Agreement and Letter Agreement, the Company is required to indemnify Dow and Corteva for certain Non-PFAS clean-up responsibilities and associated remediation costs.
3. The MOU related obligations include the Company's estimate of its liability under the MOU for remediation activities based on the current regulatory environment.

NOTE 17 - LEASES

The Company has operating leases for real estate, an airplane, railcars, fleet, certain machinery and equipment, and information technology assets. The Company's leases have remaining lease terms of approximately 1 year to 30 years. For purposes of calculating operating lease liabilities, lease terms may be deemed to include options to extend the lease when it is reasonably certain that the Company will exercise that option. Some leasing arrangements require variable payments that are dependent on usage, output, or may vary for other reasons, such as insurance and tax payments. The variable lease payments are not presented as part of the initial ROU asset or lease liability.

Certain of the Company's leases include residual value guarantees. These residual value guarantees are based on a percentage of the lessor's asset acquisition price and the amount of such guarantee declines over the course of the lease term. The portion of residual value guarantees that are probable of payment is included in the related lease liability in the Consolidated Balance Sheets. At December 31, 2023, the Company has future maximum payments for residual value guarantees in operating leases of $22 million with final expirations through 2034. The Company's lease agreements do not contain any material restrictive covenants.

The components of lease cost for operating leases for the years ended December 31, 2023, 2022 and 2021 were as follows:

In millions	2023	2022	2021
Operating lease cost	$ 121	$ 113	$ 105
Short-term lease cost	4	4	5
Variable lease cost	39	39	38
Less: Sublease income [1]	4	12	11
Total lease cost	$ 160	$ 144	$ 137

1. Reflects income associated with subleases, not inclusive of all lessor arrangements disclosed below.

Operating cash flows from operating leases related to continuing operations were $115 million, $109 million, and $105 million for the year ended December 31, 2023, 2022 and 2021, respectively.

New operating lease assets and liabilities entered into during the year ended December 31, 2023 and 2022 were $160 million and $131 million, respectively. For the year ended December 31, 2023, this included newly acquired Spectrum leases. Supplemental balance sheet information related to leases was as follows:

In millions	December 31, 2023	December 31, 2022
Operating Leases		
Operating lease right-of-use assets [1]	$ 484	$ 426
Current operating lease liabilities [2]	97	90
Noncurrent operating lease liabilities [3]	390	333
Total operating lease liabilities	$ 487	$ 423

1. Included in "Deferred charges and other assets" in the Consolidated Balance Sheets.
2. Included in "Accrued and other current liabilities" in the Consolidated Balance Sheets.
3. Included in "Other noncurrent obligations" in the Consolidated Balance Sheets.

Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the fixed minimum lease payments over the lease term. As most of the Company's leases do not provide the lessor's implicit rate, the Company uses its incremental borrowing rate at the commencement date in determining the present value of lease payments.

Lease Term and Discount Rate for Operating Leases	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (years)	8.5	8.1
Weighted-average discount rate	3.55 %	2.76 %

Maturities of lease liabilities were as follows:

Maturity of Lease Liabilities at December 31, 2023 In millions	Operating Leases
2024	$ 112
2025	85
2026	66
2027	53
2028	42
2029 and thereafter	209
Total lease payments	$ 567
Less: Interest	80
Present value of lease liabilities	$ 487

The Company has leases in which it is the lessor, with the largest being a result of the N&B Transaction. In connection with the N&B Transaction and the M&M Divestitures, DuPont entered into leasing arrangements with IFF and Celanese, whereby DuPont is leasing certain properties, including office spaces and R&D laboratories. These leases are classified as operating leases and lessor revenue and related expenses are not significant to the Company's Consolidated Balance Sheets or Consolidated Statement of Operations. Lease agreements where the Company is the lessor have final expirations through 2036.

Total lease income was $73 million for which the net profits recognized from these leases were approximately $18 million, both recorded in "Selling, general, and administrative expenses" and "Research and development expenses" for the year-ended December 31, 2023. Contractual lease income for 2024 through 2028 ranges from $61 million to $79 million annually.

NOTE 18 - STOCKHOLDERS' EQUITY

Share Repurchase Programs

On June 1, 2019, the Company's Board of Directors approved a $2 billion share buyback program ("2019 Share Buyback Program"), which expired on June 1, 2021. At the expiry of the 2019 Share Buyback Program, the Company had repurchased and retired a total of 29.9 million shares at a cost of $2 billion.

In the first quarter of 2021, the Company's Board of Directors authorized a $1.5 billion share buyback program, which expired on June 30, 2022 ("2021 Share Buyback Program"). In the first quarter of 2022, the Company purchased 5.1 million shares for approximately $375 million, effectively completing the program. At the expiry of the 2021 Share Buyback Program, the Company had repurchased and retired a total of 19.6 million shares for $1.5 billion.

In February 2022, the Company's Board of Directors authorized a $1.0 billion share buyback program which expires on March 31, 2023, (the "2022 Share Buyback Program"). As of September 30, 2022, the Company repurchased and retired a total of 11.9 million shares for $750 million under the 2022 Share Buyback Program. In November 2022, DuPont's Board of Directors approved a new share repurchase program authorizing the repurchase and retirement of up to $5 billion of common stock (the "$5B Share Buyback Program", together with the 2022 Share Buyback Program, the "2022 Stock Repurchase Programs") in addition to the $250 million remaining under the Company's existing share repurchase program.

In November 2022, DuPont entered into accelerated share repurchase ("ASR") agreements with each of three financial institutions (the "$3.25B ASR Transaction"). DuPont paid an aggregate of approximately $3.25 billion of common stock with $250 million of such repurchases under the 2022 Share Buyback Program and the remaining $3 billion under the $5B Share Buyback Program. Pursuant to the terms of the $3.25B ASR Transaction, DuPont paid an aggregate of $3.25 billion to the ASR Counterparties and received initial deliveries of 38.8 million shares in aggregate of DuPont common stock, which were retired immediately and recorded as a reduction to retained earnings of $2.6 billion. The $3.25B ASR Transaction was completed during the third quarter of 2023 with DuPont receiving and retiring an additional 8.0 million shares of DuPont common stock. In connection with the completion of the transaction the remaining $613 million based on the price of the shares at the time of delivery was settled as a forward contract indexed to DuPont common stock at the time of settlement, classified within stockholders' equity. At the completion of the $3.25B ASR Transaction, the Company had repurchased and retired a total of 46.8 million shares at an average price of $69.44 per share.

In the third quarter of 2023, DuPont entered into new accelerated share repurchase agreements with three financial counterparties to repurchase an aggregate of $2 billion of common stock ("$2B ASR Transaction"). DuPont paid an aggregate of $2 billion to the counterparties and received initial deliveries of 21.2 million shares in aggregate of DuPont common stock, which were retired immediately and recorded as a reduction to retained earnings of $1.6 billion. The remaining $400 million was evaluated as an unsettled forward contract indexed to DuPont common stock, classified within stockholders' equity as of December 31, 2023. The $2B ASR Transaction was funded with cash on hand.

Subsequent to year end, in the first quarter of 2024, the accelerated repurchase agreements under the $2B ASR Transaction were settled. The settlement resulted in the delivery of 6.7 million additional shares of DuPont common stock, which were retired immediately and will be recorded as a reduction of retained earnings in the first quarter of 2024. In total, the Company repurchased 27.9 million shares at an average price of $71.67 per share under the $2B ASR Transaction. The completion of the $2B ASR Transaction effectively completes the $5B Share Buyback Program and the Company's stock repurchase authorization.

Subsequent to year end, in the first quarter 2024, the Company's Board of Directors approved a new share repurchase program authorizing the repurchase and retirement of up to $1 billion of common stock ("the $1B Program"). The $1B Program terminates on June 30, 2025, unless extended or shortened by the Board of Directors. The timing and number of shares to be repurchased will depend on factors such as the share price, economic and market conditions, and corporate and regulatory requirements. In the first quarter 2024, DuPont entered an ASR agreement with one counterparty for the repurchase of about $500 million of common stock; DuPont received initial deliveries in February 2024, of 6.0 million shares of common stock. The final number of shares to be repurchased will be based on the volume-weighted average stock price for DuPont common stock during the term of the ASR agreement, less an agreed upon discount. Final settlement is expected in the second quarter 2024.

Any additional repurchases under the $1B Program will be made from time to time on the open market at prevailing market prices or in privately negotiated transactions off the market, which may include additional accelerated share repurchase agreements. The timing and number of shares to be repurchased will depend on factors such as the share price, economic and market conditions, and corporate and regulatory requirements.

The Inflation Reduction Act of 2022 introduced a 1 percent nondeductible excise tax imposed on the net value of certain stock repurchases made after December 31, 2022. The net value is determined by the fair market value of the stock repurchased during the tax year, reduced by the fair market value of stock issued during the tax year. The Company recorded total excise tax of $21.2 million as a reduction to retained earnings for the year ended December 31, 2023, reflected within stockholders' equity and a corresponding liability within "Accounts Payable" in our Consolidated Balance Sheets as of December 31, 2023.

Common Stock

The following table provides a reconciliation of DuPont Common Stock activity for the years ended December 31, 2023, 2022 and 2021:

Shares of DuPont Common Stock In thousands	*Issued*	*Held in Treasury*
Balance at January 1, 2021	734,204	—
Issued	2,584	—
Repurchased [1]	—	224,995
Retired [1]	(224,995)	(224,995)
Balance at December 31, 2021	511,793	—
Issued	2,074	—
Repurchased	—	55,743
Retired	(55,743)	(55,743)
Balance at December 31, 2022	458,124	—
Issued	1,225	—
Repurchased	—	29,239
Retired	(29,239)	(29,239)
Balance at December 31, 2023	430,110	—

1. Includes 197 million shares of common stock that were exchanged and retired as part of the N&B Transaction.

Retained Earnings

There are no significant restrictions limiting the Company's ability to pay dividends. Dividends declared and paid to common stockholders during the years ended December 31, 2023, 2022 and 2021 are summarized in the following table:

Dividends Declared and Paid In millions	*2023*	*2022*	*2021*
Dividends declared to common stockholders	$ 651	$ 652	$ 630
Dividends paid to common stockholders	$ 651	$ 652	$ 630

Undistributed earnings of nonconsolidated affiliates included in retained earnings were $637 million at December 31, 2023 and $656 million at December 31, 2022.

Accumulated Other Comprehensive Loss

The following table summarizes the activity related to each component of accumulated other comprehensive loss ("AOCL") for the years ended December 31, 2023, 2022 and 2021:

Accumulated Other Comprehensive Loss In millions	Cumulative Translation Adj	Pension and OPEB	Derivative Instruments [1]	Total
2021				
Balance at January 1, 2021	$ 470	$ (425)	$ (1)	$ 44
Other comprehensive (loss) income before reclassifications	(742)	422	56	(264)
Amounts reclassified from accumulated other comprehensive income	—	3	—	3
Split-off of N&B reclassification adjustment	184	73	1	258
Net other comprehensive (loss) income	$ (558)	$ 498	$ 57	$ (3)
Balance at December 31, 2021	$ (88)	$ 73	$ 56	$ 41
2022				
Other comprehensive (loss) income before reclassifications	(1,101)	44	61	(996)
Amounts reclassified from accumulated other comprehensive income	—	(3)	—	(3)
M&M Divestiture reclassification adjustment	221	(54)	—	167
Net other comprehensive (loss) income	$ (880)	$ (13)	$ 61	$ (832)
Balance at December 31, 2022	$ (968)	$ 60	$ 117	$ (791)
2023				
Other comprehensive income (loss) before reclassifications	46	(83)	(41)	(78)
Amounts reclassified from accumulated other comprehensive income	—	(9)	—	(9)
Delrin® Divestiture reclassification adjustment	(9)	(23)	—	(32)
Net other comprehensive income (loss)	$ 37	$ (115)	$ (41)	$ (119)
Balance at December 31, 2023	$ (931)	$ (55)	$ 76	$ (910)

1. Includes cumulative translation adjustment impact associated with derivative instruments.

The tax effects on the net activity related to each component of other comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021 were as follows:

Tax Benefit (Expense) In millions	2023	2022	2021
Pension and other post-employment benefit plans	$ 26	$ 16	$ (122)
Derivative instruments	12	(15)	(18)
Tax expense from income taxes related to other comprehensive income (loss) items	$ 38	$ 1	$ (140)

A summary of the reclassifications out of AOCL for the years ended December 31, 2023, 2022 and 2021 is provided as follows:

Reclassifications Out of Accumulated Other Comprehensive Loss In millions	2023	2022	2021	Income Classification
Cumulative translation adjustments	$ (9)	$ 221	$ 184	See (1) below
Pension and other post-employment benefit plans	(35)	(71)	111	See (1) below
Tax expense (benefit)	3	14	(35)	See (1) below
Pension and other post-employment benefit plans, after tax	(32)	(57)	76	
Derivative instruments	—	—	1	See (1) below
Tax expense	—	—	—	See (1) below
Derivative instruments, after tax	—	—	1	
Total reclassifications for the period, after tax	$ (41)	$ 164	$ 261	

1. The activity for the year ended December 31, 2023 is classified almost entirely within "(Loss) income from discontinued operations, net of tax" as part of the Delrin® Divestiture, with a portion classified within "Sundry income (expense) - net" as part of continuing operations. The activity for the year ended December 31, 2022 is classified almost entirely within "(Loss) income discontinued operations, net of tax" as part of the M&M Divestiture, with a portion classified within "Sundry income (expense) - net" as part of continuing operations. The activity for the year ended December 31, 2021 is classified almost entirely within "(Loss) income from discontinued operations, net of tax" as part of the N&B Transaction, with a portion classified within "Sundry income (expense) - net" as part of continuing operations.

NOTE 19 - PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The significant defined benefit pension and OPEB plans of TDCC and EIDP are summarized below. Unless otherwise noted, all values within this footnote are inclusive of balances and activity associated with discontinued operations.

Defined Benefit Pension Plans

DuPont has both funded and unfunded defined benefit pension plans covering employees in a number of non-US countries that formerly relate to both TDCC and EIDP. The United Kingdom qualified plan is the largest pension plan held by DuPont.

DuPont's funding policy is consistent with the funding requirements of each country's laws and regulations. Pension coverage for employees of DuPont's non-U.S. consolidated subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are funded by depositing funds with trustees, covered by insurance contracts, or remain unfunded. During 2023, the Company contributed $66 million to its benefit plans. DuPont expects to contribute approximately $57 million to its benefit plans in 2024.

The weighted-average assumptions used to determine pension plan obligations and net periodic benefit costs for all plans are summarized in the table below:

Weighted-Average Assumptions for Pension Plans	Benefit Obligations at December 31,		Net Periodic Costs for the Years Ended		
	2023	2022	2023	2022	2021
Discount rate	3.26 %	3.71 %	3.05 %	1.48 %	0.87 %
Interest crediting rate for applicable benefits	2.00 %	2.25 %	2.25 %	1.25 %	1.25 %
Rate of compensation increase	3.11 %	3.27 %	3.25 %	3.15 %	3.15 %
Expected return on plan assets	N/A	N/A	3.61 %	2.69 %	2.73 %

Other Post-employment Benefit Plans

The Company retained U.S. and foreign other post-employment benefit obligations with the Canadian plan and the U.S. long-term disabilities plan being the two largest and accounting for the majority of the Company's total other post-employment benefit obligations. In comparison to the Company's defined benefit pension plans, the Company's other post-employment benefit plans are not significant. The total other post-employment benefits projected benefit obligation was $29 million as of December 31, 2023 and $27 million as of December 31, 2022.

Assumptions

The Company determines the expected long-term rate of return on plan assets by performing a detailed analysis of key economic and market factors driving historical returns for each asset class and formulating a projected return based on factors in the current environment. Factors considered include, but are not limited to, inflation, real economic growth, interest rate yield, interest rate spreads, and other valuation measures and market metrics.

Service cost and interest cost for all other plans are determined on the basis of the discount rates derived in determining those plan obligations. The discount rates utilized to measure the majority of pension and other postretirement obligations are based on the Aon AA corporate bond yield curves applicable to each country at the measurement date. DuPont utilizes the mortality tables and generational mortality improvement scales, where available, developed in each of the respective countries in which the Company holds plans.

Summarized information on the Company's pension and other postretirement benefit plans is as follows:

Change in Projected Benefit Obligations of All Plans				
In millions		*2023*		*2022*
Change in projected benefit obligations:				
Benefit obligations at beginning of year	$	2,726	$	4,286
Service cost		25		43
Interest cost		99		55
Plan participants' contributions		7		7
Actuarial changes in assumptions and experience		132		(872)
Benefits paid		(208)		(233)
Acquisitions/divestitures/other [1,2]		(209)		(203)
Effect of foreign exchange rates		133		(354)
Termination benefits/curtailment cost/settlements		(1)		(3)
Benefit obligations at end of year	$	2,704	$	2,726

1. The year ended 2023 is primarily related to the Delrin® Divestiture.
2. The year ended 2022 is primarily related to the M&M Divestiture.

Change in Plan Assets and Funded Status of All Plans				
In millions		*2023*		*2022*
Change in plan assets:				
Fair value of plan assets at beginning of year	$	2,596	$	4,036
Actual return on plan assets		109		(735)
Employer contributions		66		79
Plan participants' contributions		7		7
Benefits paid		(208)		(233)
Acquisitions/divestitures/other [1,2]		(285)		(216)
Effect of foreign exchange rates		139		(342)
Fair value of plan assets at end of year	$	2,424	$	2,596
Funded status:				
Plans with plan assets	$	233	$	364
All other plans		(513)		(494)
Funded status at end of year	$	(280)	$	(130)

1. The year ended 2023 is primarily related to the Delrin® Divestiture.
2. The year ended 2022 is primarily related to the M&M Divestiture.

The following tables summarize the amounts recognized in the Consolidated Balance Sheets for all significant plans:

Amounts Recognized in the Consolidated Balance Sheets for All Significant Plans				
In millions		*December 31, 2023*		*December 31, 2022*
Amounts recognized in the consolidated balance sheets:				
Deferred charges and other assets	$	338	$	376
Assets of discontinued operations		—		70
Accrued and other current liabilities		(53)		(49)
Pension and other postretirement benefits - noncurrent		(565)		(522)
Liabilities of discontinued operations		—		(5)
Net amount recognized	$	(280)	$	(130)

Pretax amounts recognized in accumulated other comprehensive loss (income):				
Net loss (gain)	$	95	$	(45)
Prior service credit		(8)		(15)
Pretax balance in accumulated other comprehensive loss at end of year	$	87	$	(60)

The decrease in the Company's actuarial gains for the year ended December 31, 2023 was primarily due to the changes in weighted-average discount rates, which decreased from 3.71 percent at December 31, 2022 to 3.26 percent at December 31, 2023 and due to divestitures, partially offset by gains on assets in excess of what was expected.

The accumulated benefit obligation for all pension plans was $2.6 billion at December 31, 2023 and 2022.

Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets In millions	December 31, 2023	December 31, 2022
Accumulated benefit obligations	$ 700	$ 566
Fair value of plan assets	$ 138	$ 46

Pension Plans with Projected Benefit Obligations in Excess of Plan Assets In millions	December 31, 2023	December 31, 2022
Projected benefit obligations	$ 743	$ 706
Fair value of plan assets	$ 154	$ 157

Net Periodic Benefit Costs for All Significant Plans for the Years Ended December 31, In millions	2023	2022	2021
Net Periodic Benefit Costs:			
Service cost	$ 25	$ 43	$ 53
Interest cost	99	55	42
Expected return on plan assets	(92)	(97)	(105)
Amortization of prior service credit	(3)	(5)	(5)
Amortization of unrecognized net (gain) loss	(1)	1	12
Curtailment/settlement	(3)	(4)	3
Net periodic benefit costs (credits) - Total	$ 25	$ (7)	$ —
Less: Net periodic benefit credits - Discontinued operations	(6)	(9)	(3)
Net periodic benefit costs - Continuing operations [1]	$ 31	$ 2	$ 3
Changes in plan assets and benefit obligations recognized in other comprehensive loss (income):			
Net loss (gain)	$ 108	$ (35)	$ (528)
Prior service credit	—	—	(8)
Amortization of prior service credit	3	5	5
Amortization of unrecognized gain (loss)	1	(1)	(12)
Settlement gain (loss)	3	4	(3)
Effect of foreign exchange rates	1	5	(11)
Total recognized in other comprehensive loss (income)	$ 116	$ (22)	$ (557)
Noncontrolling interest	$ —	$ —	$ —
Total recognized in net periodic benefit costs (credits) and other comprehensive loss (income)	$ 147	$ (20)	$ (554)

1. Refer to the separate table below for details of Net Periodic Benefit Costs for Plans in Continuing Operations.

Net Periodic Benefit Costs for Plans in Continuing Operations for the Years Ended December 31, In millions	2023	2022	2021
Net Periodic Benefit Costs:			
Service cost	$ 22	$ 30	$ 33
Interest cost	93	49	39
Expected return on plan assets	(78)	(73)	(78)
Amortization of prior service credit	(2)	(4)	(5)
Amortization of unrecognized net (gain) loss	(1)	4	11
Curtailment/settlement	(3)	(4)	3
Net periodic benefit costs - Continuing operations	$ 31	$ 2	$ 3

Estimated Future Benefit Payments

The estimated future benefit payments of continuing operations, reflecting expected future service, as appropriate, are presented in the following table:

Estimated Future Benefit Payments at December 31, 2023		
In millions		
2024	$	182
2025		178
2026		183
2027		178
2028		181
Years 2029-2033		912
Total	$	1,814

Plan Assets

Plan assets consist primarily of equity and fixed income securities of U.S. and foreign issuers, and alternative investments such as insurance contracts, pooled investment vehicles and private market securities. At December 31, 2023, plan assets totaled $2.4 billion.

The Company establishes strategic asset allocation percentage targets and appropriate benchmarks for significant asset classes with the aim of achieving a prudent balance between return and risk. Strategic asset allocations in other countries are selected in accordance with the laws and practices of those countries. Where appropriate, asset liability studies are utilized in this process. The assets are managed by professional investment firms unrelated to the Company. Pension trust funds are permitted to enter into certain contractual arrangements generally described as derivative instruments. Derivatives are primarily used to reduce specific market risks, hedge currency and adjust portfolio duration and asset allocation in a cost-effective manner.

Equity securities primarily included investments in large- and small-cap companies located in both developed and emerging markets around the world. Global equity securities include varying market capitalization levels. U.S. equity investments are primarily large-cap companies. Fixed income securities included investment and non-investment grade corporate bonds of companies diversified across industries, U.S. treasuries, non-U.S. developed market securities, U.S. agency mortgage-backed securities, emerging market securities and fixed income related funds. Global fixed income investments include corporate-issued, government-issued and asset-backed securities. Corporate debt investments include a range of credit risk and industry diversification. U.S. fixed income investments are weighted heavier than non-U.S fixed income securities. Alternative investments primarily included investments in real estate, various insurance contracts and interest rate, equity, commodity and foreign exchange derivative investments and hedges. Other investments include cash and cash equivalents, pooled investment vehicles, hedge funds and private market securities such as interests in private equity and venture capital partnerships.

The weighted-average target allocation for plan assets of DuPont's pension plans is summarized as follows:

Target Allocation for Plan Assets at December 31, 2023	
Asset Category	*DuPont*
Equity securities	2 %
Fixed income securities	9
Alternative investments	25
Hedge funds	28
Pooled investment vehicles	28
Other investments	8
Total	100 %

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For pension plan assets classified as Level 1 measurements (measured using quoted prices in active markets), total fair value is either the price of the most recent trade at the time of the market close or the official close price, as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For pension plan assets classified as Level 2 measurements, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance and quality checks. For derivative assets and liabilities, standard industry models are used to calculate the fair value of the various financial instruments based on significant observable market inputs, such as foreign exchange rates, commodity prices, swap rates, interest rates and implied volatilities obtained from various market sources. For other pension plan assets for which observable inputs are used, fair value is derived through the use of fair value models, such as a discounted cash flow model or other standard pricing models.

For pension plan assets classified as Level 3 measurements, total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. Valuations of the investments are provided by investment managers or fund managers. These valuations are reviewed for reasonableness based on applicable sector, benchmark and company performance. Valuations of insurance contracts are contractually determined and are based on exit price valuations or contract value. Adjustments to valuations are made where appropriate.

Certain pension plan assets are held in funds where fair value is based on an estimated net asset value per share (or its equivalent) as of the most recently available fund financial statements which are received on a monthly or quarterly basis. These valuations are reviewed for reasonableness based on applicable sector, benchmark and company performance. Adjustments to valuations are made where appropriate to arrive at an estimated net asset value per share at the measurement date. Where available, audited annual financial statements are obtained and reviewed for the investments as support for the manager's investment valuation. These funds are not classified within the fair value hierarchy.

The following table summarizes the bases used to measure the Company's pension plan assets at fair value for the years ended December 31, 2023 and 2022:

Basis of Fair Value Measurements	December 31, 2023				December 31, 2022			
In millions	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 55	$ 55	$ —	$ —	$ 57	$ 57	$ —	$ —
Equity securities:								
U.S. equity securities	$ 20	$ 20	$ —	$ —	$ 43	$ 43	$ —	$ —
Non - U.S. equity securities	29	29	—	—	152	152	—	—
Total equity securities	$ 49	$ 49	$ —	$ —	$ 195	$ 195	$ —	$ —
Fixed income securities:								
Debt - government-issued	$ 34	$ —	$ 34	$ —	$ 105	$ —	$ 105	$ —
Debt - corporate-issued	5	—	5	—	40	—	40	—
Total fixed income securities	$ 39	$ —	$ 39	$ —	$ 145	$ —	$ 145	$ —
Alternative investments:								
Real estate	$ 79	$ —	$ —	$ 79	$ 75	$ —	$ —	$ 75
Insurance contracts	524	—	—	524	524	—	—	524
Derivatives - asset position	3	—	3	—	8	—	8	—
Derivatives - liability position	—	—	—	—	—	—	—	—
Total alternative investments	$ 606	$ —	$ 3	$ 603	$ 607	$ —	$ 8	$ 599
Other Investments:								
Pooled Investment Vehicles	$ 681	$ 681	$ —	$ —	$ 607	$ 607	$ —	$ —
Total other investments	$ 681	$ 681	$ —	$ —	$ 607	$ 607	$ —	$ —
Subtotal	$ 1,430	$ 785	$ 42	$ 603	$ 1,611	$ 859	$ 153	$ 599
Investments measured at net asset value:								
Debt - government-issued	$ 187				$ 163			
Hedge funds	667				690			
Private market securities	126				130			
Total investments measured at net asset value	$ 980				$ 983			
Items to reconcile to fair value of plan assets:								
Pension trust receivables [1]	$ 14				$ 2			
Pension trust payables [2]	—				—			
Total	$ 2,424				$ 2,596			

1. Primarily receivables for investment securities sold.
2. Primarily payables for investment securities purchased.

The following table summarizes the changes in the fair value of Level 3 pension plan assets for the years ended December 31, 2023 and 2022:

Fair Value Measurement of Level 3 Pension Plan Assets		Real Estate	Insurance Contracts	Total
In millions				
Balance at Jan 1, 2022	$	75	$ 825	$ 900
Actual return on assets:				
Relating to assets held at Dec 31, 2022		(2)	(237)	(239)
Purchases, sales and settlements, net		2	(33)	(31)
Transfers into Level 3		—	30	30
Transfers out of Level 3 [1]		—	(61)	(61)
Balance at Dec 31, 2022	$	75	$ 524	$ 599
Actual return on assets:				
Relating to assets held at Dec 31, 2023		2	26	28
Purchases, sales and settlements, net		2	(16)	(14)
Transfers out of Level 3 [2]		—	(10)	(10)
Balance at Dec 31, 2023	$	79	$ 524	$ 603

1. Related to the M&M Divestiture
2. Related to the Delrin® Divestiture

Defined Contribution Plans

The Company provides defined contribution benefits to its employees. The most significant is the U.S. Retirement Savings Plan ("the Plan"), which covers all U.S. full-service employees. This Plan includes a non-leveraged Employee Stock Ownership Plan ("ESOP"). Employees are not required to participate in the ESOP and those who do are free to diversify out of the ESOP. The purpose of the Plan is to provide retirement savings benefits for employees and to provide employees an opportunity to become stockholders of the Company. The Plan is a tax qualified contributory profit sharing plan, with cash or deferred arrangement and any eligible employee of the Company may participate. Currently, the Company contributes 100 percent of the first 6 percent of the employee's contribution election and also contributes 3 percent of each eligible employee's eligible compensation regardless of the employee's contribution. The Company's matching contributions vest immediately upon contribution. The 3 percent nonmatching employer contribution vests after employees complete three years of service. The Company's contributions to the Plan were $65 million in 2023 and $72 million in 2022. 2023 is inclusive of Delrin® activity related to discontinued operations. 2022 is inclusive of M&M activity related to discontinued operations.

In addition, the Company made contributions to other defined contribution plans in 2023 in the amount of $35 million and $33 million in 2022. 2023 is inclusive of Delrin® activity related to discontinued operations. 2022 is inclusive of M&M activity related to discontinued operations.

NOTE 20 - STOCK-BASED COMPENSATION

Effective with the DWDP Merger, on August 31, 2017, DowDuPont assumed all TDCC and EIDP equity incentive compensation awards outstanding immediately prior to the DWDP Merger. The TDCC and EIDP stock-based compensation plans were assumed by DowDuPont and remained in place with the ability to grant and issue DowDuPont common stock until the DWDP Distributions.

Immediately following the Corteva Distribution, DuPont adopted the DuPont Omnibus Incentive Plan ("DuPont OIP") which provides for equity-based and cash incentive awards to certain employees, directors, independent contractors and consultants. Upon adoption of the DuPont OIP, the TDCC and EIDP plans were rolled into the DuPont OIP as separate subplans and no longer granted new awards. All previously granted equity awards under these subplans have the same terms and conditions that were applicable to the awards under the TDCC and EIDP plans immediately prior to the DWDP Distributions. Due to reaching the plan term of the DuPont OIP, no further awards will be granted from the plan. Awards that are outstanding under the DuPont OIP remain outstanding in accordance with their terms.

During the second quarter of 2020, the stockholders of DuPont approved the DuPont 2020 Equity and Incentive Plan (the "2020 EIP"), which allows the Company to grant options, share appreciation rights, restricted shares, restricted stock units ("RSUs"), share bonuses, other share-based awards, cash awards, each as defined in the 2020 EIP, or any combination of the foregoing. Under the EIP, a maximum of 16 million shares of common stock are available for award as of December 31, 2023. The approval of the 2020 Plan had no effect on the Company's ability to make future grants under the DuPont OIP in accordance with its terms, and awards that are outstanding under the DuPont OIP remain outstanding in accordance with their terms.

A description of the Company's stock-based compensation is discussed below followed by a description of TDCC and EIDP stock-based compensation.

Accounting for Stock-Based Compensation
The Company grants stock-based compensation awards that vest over a specified period or upon employees meeting certain performance and/or retirement eligibility criteria. The fair value of equity instruments issued to employees is measured on the grant date. The fair value of liability instruments issued to employees is measured at the end of each quarter. The fair value of equity and liability instruments is expensed over the vesting period or, in the case of retirement, from the grant date to the date on which retirement eligibility provisions have been met and additional service is no longer required. The Company estimates expected forfeitures.

DuPont recognized share-based compensation expense in continuing operations of $74 million, $75 million, and $67 million during the years ended December 31, 2023, 2022 and 2021, respectively. The income tax benefits related to stock-based compensation arrangements were $16 million, $16 million, and $13 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Total unrecognized pretax compensation cost in continuing operations related to nonvested stock option awards of $2 million at December 31, 2023, is expected to be recognized over a weighted-average period of 1.0 year. Total unrecognized pretax compensation cost in continuing operations related to RSUs and performance based stock units ("PSUs") of $72 million at December 31, 2023, is expected to be recognized over a weighted average period of 1.7 years. The total fair value of RSUs and PSUs vested in the year ended December 31, 2023 was $72 million. The weighted average grant-date fair value of RSUs and PSUs granted during 2023 was $65.34.

At the time of the N&B separation, outstanding, unvested share-based compensation awards that were denominated in DuPont common stock and held by N&B Employees were terminated and reissued as equity awards issued under the IFF stock plan.

At the time of the M&M separation, outstanding, unvested share-based compensation awards granted in 2022 and held by Employees transferred to Celanese were terminated and reissued as equity awards under the Celanese stock plan. Pre-2022 awards held by M&M Employees were settled by DuPont based on vesting conditions noted in respective grant agreements.

DuPont 2020 Equity Incentive Plan
EIP Stock Options
The exercise price of shares subject to option is equal to the market price of the Company's stock on the date of grant. Stock option awards expire 10 years after the grant date. The plan allows retirement-eligible employees of the Company to retain any granted awards upon retirement provided the employee has rendered at least 12 months of service following the grant date.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock option awards and the assumptions set forth in the table below. The weighted-average assumptions used to calculate total stock-based compensation are included in the following table:

EIP Weighted-Average Assumptions [1]	2022
Dividend yield	1.8 %
Expected volatility	26.4 %
Risk-free interest rate	1.9 %
Expected life of stock options granted during period (years)	6.0

1. No stock options were granted by the Company out of the EIP plan in 2023.

The Company determines the dividend yield by dividing the annualized dividend on DuPont's common stock by the option exercise price. A historical daily measurement of volatility is determined based on the expected life of the option granted. The risk-free interest rate is determined by reference to the yield on an outstanding U.S. Treasury note with a term equal to the expected life of the option granted. Expected life is determined by reference to DuPont's historical experience, adjusted for expected exercise patterns of in-the-money options.

The following table summarizes stock option activity for 2023 under the EIP:

EIP Stock Options	2023			
	Number of Shares (in thousands)	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2023	681	$ 74.40		
Granted	—	$ —		
Exercised	(39)	$ 73.26		
Forfeited/Expired	(15)	$ 73.84		
Outstanding at December 31, 2023	627	$ 74.48	7.25	$ 1,533
Exercisable at December 31, 2023	300	$ 74.19	6.44	$ 821

1. No awards were granted by the Company out of the EIP plan in 2023.

Additional Information about EIP Stock Options		
In millions, except per share amounts	2023	2022
Weighted-average fair value per share of options granted [1]	$ —	$ 17.41
Total compensation expense for stock options plans [2]	$ 10	$ 8
Related tax benefit [2]	$ 2	$ 2

1. No stock options were granted by the Company out of the EIP plan in 2023.
2. These amounts represent life to date.

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between the closing stock price on the last trading day of 2023 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options at year end.

EIP Restricted Stock Units and Performance Based Stock Units
The Company grants RSUs to certain employees that generally vest over a three-year period and, upon vesting, convert one-for-one to DuPont common stock. A retirement eligible employee retains any granted awards upon retirement provided the employee has rendered at least 12 months of service following the grant date. The fair value of all stock-settled RSUs is based upon the market price of the underlying common stock as of the grant date.

The Company grants PSUs to senior leadership under the DuPont EIP. Vesting for PSUs granted is based upon achieving certain return on invested capital ("ROIC") targets and certain adjusted corporate net income annual growth targets, weighted evenly between the metrics and modified by a relative total shareholder return ("TSR") percentile ranking goal as compared to the S&P 500. The actual award, delivered as DuPont common stock, can range from zero percent to 200 percent of the original grant. The weighted-average grant-date fair value of the PSUs, subject to the TSR metric, is based upon the market price of the underlying common stock as of the grant date and estimated using a Monte Carlo simulation.

Nonvested awards of RSUs and PSUs are shown below:

EIP RSUs and PSUs	2023	
	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value (per share)
Nonvested at January 1, 2023	1,258	$ 76.07
Granted	1,277	$ 65.34
Vested	(480)	$ 73.97
Forfeited	(64)	$ 71.01
Nonvested at December 31, 2023	1,991	$ 69.85

DuPont Omnibus Incentive Plan

The DuPont OIP has two subplans that have the same terms and conditions of the TDCC and EIDP plans immediately prior to the DWDP Distributions. Awards previously granted under those plans that were nonvested will now vest in each subplan. No awards were granted by the Company out of the OIP plan in 2023 or 2022. All new awards will be granted by the EIP.

OIP Stock Options

The exercise price of shares subject to option is equal to the market price of the Company's stock on the date of grant. Stock option awards expire 10 years after the grant date. The plan allows retirement-eligible employees of the Company to retain any granted awards upon retirement provided the employee has rendered at least six months of service following the grant date.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock option awards and the assumptions set forth in the table below. The weighted-average assumptions used to calculate total stock-based compensation are included in the following table:

OIP Weighted-Average Assumptions [1]	2021
Dividend yield	1.6 %
Expected volatility	28.3 %
Risk-free interest rate	0.9 %
Expected life of stock options granted during period (years)	6.0

1. No awards were granted by the Company out of the OIP plan in 2023 or 2022.

The Company determines the dividend yield by dividing the annualized dividend on DuPont's common stock by the option exercise price. A historical daily measurement of volatility (using DowDuPont stock information after the DWDP Merger date and a weighted average of TDCC and EIDP prior to DWDP Merger date) is determined based on the expected life of the option granted. The risk-free interest rate is determined by reference to the yield on an outstanding U.S. Treasury note with a term equal to the expected life of the option granted. Expected life is determined by reference to DuPont's historical experience, adjusted for expected exercise patterns of in-the-money options.

The following table summarizes stock option activity for 2023 under the OIP:

OIP Stock Options	2023			
	Number of Shares (in thousands)	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2023	1,959	$ 62.40		
Granted	—	$ —		
Exercised	(318)	$ 61.61		
Forfeited/Expired	(4)	$ 53.50		
Outstanding at December 31, 2023	1,637	$ 62.58	6.05	$ 23,501
Exercisable at December 31, 2023	1,547	$ 61.98	5.98	$ 23,129

Additional Information about OIP Stock Options [1]						
In millions, except per share amounts		*2023*		*2022*		*2021*
Weighted-average fair value per share of options granted	$	—	$	—	$	16.83
Total compensation expense for stock options plans [2]	$	26	$	25	$	24
Related tax benefit [2]	$	6	$	5	$	5

1. No awards were granted by the Company out of the OIP plan in 2023 or 2022.
2. These amounts represent life to date.

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between the closing stock price on the last trading day of 2023 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options at year end.

OIP Restricted Stock Units and Performance Based Stock Units
The Company grants RSUs to certain employees that serially vested over a three-year period and, upon vesting, convert one-for-one to DuPont common stock. A retirement eligible employee retains any granted awards upon retirement provided the employee has rendered at least six months of service following the grant date. The fair value of all stock-settled RSUs is based upon the market price of the underlying common stock as of the grant date.

The Company grants PSUs to senior leadership under a subplan of the DuPont OIP. Vesting for PSUs granted is based upon achieving certain return on invested capital ("ROIC") targets and certain adjusted corporate net income annual growth targets, weighted evenly between the metrics and modified by a relative total shareholder return ("TSR") percentile ranking goal as compared to the S&P 500. The actual award, delivered as DuPont common stock, can range from zero percent to 200 percent of the original grant. The weighted-average grant-date fair value of the PSUs, subject to the TSR metric, is based upon the market price of the underlying common stock as of the grant date and estimated using a Monte Carlo simulation.

Nonvested awards of RSUs and PSUs are shown below.

OIP RSUs and PSUs	*2023*		
	Number of Shares (in thousands)		*Weighted Average Grant Date Fair Value (per share)*
Nonvested at January 1, 2023	687	$	67.09
Granted	—	$	—
Vested	(519)	$	66.76
Forfeited	(5)	$	71.43
Nonvested at December 31, 2023	163	$	68.01

TDCC Stock Incentive Plan
In connection with the DWDP Merger, on August 31, 2017 all outstanding TDCC stock options under the TDCC 2012 Stock Incentive Plan (the "2012 Plan") were converted into stock options with respect to DowDuPont Common Stock.

TDCC Stock Options
TDCC granted stock options to certain employees, subject to certain annual and individual limits, with terms of the grants fixed at the grant date. The exercise price of each stock option equals the market price of TDCC's stock on the grant date. Options vest from one year to three years, and had a maximum term of 10 years. To measure the fair value of the awards on the date of grant, TDCC used the Black-Scholes option pricing model. No awards were granted by the Company out of the TDCC plan during 2023, 2022 and 2021.

EIDP Equity Incentive Plan
EIDP Stock Options
The exercise price of shares subject to option is equal to the market price of EIDP's stock on the date of grant. All options vest serially over a three-year period. Stock option awards expire ten years after the grant date. The plan allowed retirement-eligible employees of EIDP to retain any granted awards upon retirement provided the employee has rendered at least six months of service following the grant date. There were no options granted out of the EIDP EIP in 2023, 2022 and 2021.

EIDP determined the dividend yield by dividing the annualized dividend on DowDuPont's Common Stock by the option exercise price. A historical daily measurement of volatility (using DowDuPont stock information after the DWDP Merger date and a weighted average of TDCC and EIDP prior to DWDP Merger date) is determined based on the expected life of the option granted. The risk-free interest rate is determined by reference to the yield on an outstanding U.S. Treasury note with a term equal to the expected life of the option granted. Expected life is determined by reference to EIDP's historical experience, adjusted for expected exercise patterns of in-the-money options.

The following table summarizes stock option activity for 2023:

EIDP Stock Options	2023			
	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2023	2,407	$ 71.60		
Exercised	(147)	$ 39.30		
Forfeited/Expired	(32)	$ 87.02		
Outstanding at December 31, 2023	2,228	$ 73.49	3.5	$ 5,631
Exercisable at December 31, 2023	2,228	$ 73.49	3.5	$ 5,631

EIDP Restricted Stock Units
EIDP issued RSUs that serially vested over a three-year period. A retirement eligible employee retains any granted awards upon retirement provided the employee has rendered at least six months of service following the grant date. Additional RSUs were also granted periodically to key senior management employees. These RSUs generally vested over periods ranging from three years to five years. The fair value of all stock-settled RSUs is based upon the market price of the underlying common stock as of the grant date. The awards have the same terms and conditions as were applicable to such equity awards immediately prior to the DWDP Merger closing date. As of December 31, 2023, there are no material nonvested awards of RSUs and no RSUs granted out of the EIDP EIP in 2023, 2022 and 2021.

NOTE 21 - FINANCIAL INSTRUMENTS

The following table summarizes the fair value of financial instruments at December 31, 2023 and December 31, 2022:

Fair Value of Financial Instruments	December 31, 2023				December 31, 2022			
In millions	Cost	Gain	Loss	Fair Value	Cost	Gain	Loss	Fair Value
Cash equivalents	$ 408	$ —	$ —	$ 408	$ 2,198	$ —	$ —	$ 2,198
Restricted cash equivalents [1]	$ 411	$ —	$ —	$ 411	$ 110	$ —	$ —	$ 110
Marketable securities	$ —	$ —	$ —	$ —	$ 1,302	$ —	$ —	$ 1,302
Total cash and restricted cash equivalents and marketable securities	$ 819	$ —	$ —	$ 819	$ 3,610	$ —	$ —	$ 3,610
Long-term debt including debt due within one year [2]	$ (7,859)	$ 70	$ (206)	$ (7,995)	$ (8,145)	$ 227	$ (58)	$ (7,976)
Derivatives relating to:								
Net investment hedge [3]	—	96	—	96	—	149	—	149
Foreign currency [4, 5]	—	26	(23)	3	—	10	(35)	(25)
Interest rate swap agreements [6]	—	—	(59)	(59)	—	—	(71)	(71)
Total derivatives	$ —	$ 122	$ (82)	$ 40	$ —	$ 159	$ (106)	$ 53

1. At December 31, 2023 there was $411 million of restricted cash classified as "Restricted cash and cash equivalents" in the Consolidated Balance Sheets. At December 31, 2022 there was $7 million of restricted cash classified as "Restricted cash and cash equivalents" and $103 million classified as "Restricted cash and cash equivalents - noncurrent" in the Consolidated Balance Sheets. See Note 7 for more information on restricted cash.
2. Included in the balance is a fair value hedging revaluation related to the Company's interest rate swap agreements. At December 31, 2023 and 2022 this balance was $59 million and $71 million, respectively.
3. Classified as "Deferred charges and other assets" in the Consolidated Balance Sheets.
4. Classified as "Prepaid and other current assets" and "Accrued and other current liabilities" in the Consolidated Balance Sheets.
5. Presented net of cash collateral where master netting arrangements allow.
6. Classified as "Other noncurrent obligations" in the Consolidated Balance Sheets.

Derivative Instruments

Objectives and Strategies for Holding Derivative Instruments

In the ordinary course of business, the Company enters into contractual arrangements (derivatives) to reduce its exposure to foreign currency, interest rate and commodity price risks. The Company has established a variety of derivative programs to be utilized for financial risk management. These programs reflect varying levels of exposure coverage and time horizons based on an assessment of risk.

Derivative programs have procedures and controls and are approved by the Corporate Financial Risk Management Committee, consistent with the Company's financial risk management policies and guidelines. Derivative instruments used are forwards, options, futures and swaps.

The Company's financial risk management procedures also address counterparty credit approval, limits and routine exposure monitoring and reporting. The counterparties to these contractual arrangements are major financial institutions and major commodity exchanges. The Company is exposed to credit loss in the event of nonperformance by these counterparties. The Company utilizes collateral support annex agreements with certain counterparties to limit its exposure to credit losses. The Company anticipates performance by counterparties to these contracts and therefore no material loss is expected. Market and counterparty credit risks associated with these instruments are regularly reported to management.

The notional amounts of the Company's derivative instruments were as follows:

Notional Amounts In millions	December 31, 2023	December 31, 2022
Derivatives designated as hedging instruments:		
Net investment hedge	$ 1,000	$ 1,000
Interest rate swap agreements	$ 1,000	$ 1,000
Derivatives not designated as hedging instruments:		
Foreign currency contracts [1]	$ (907)	$ 476

1. Presented net of contracts bought and sold.

Derivatives Designated in Hedging Relationships

Net Foreign Investment Hedge

In the second quarter of 2021, the Company entered into a fixed-for-fixed cross currency swaps with an aggregate notional amount totaling $1 billion to hedge the variability of exchange rate impacts between the U.S. Dollar and Euro. Under the terms of the cross-currency swap agreement, the Company notionally exchanged $1 billion at an interest rate of 4.73 percent for €819 million at a weighted average interest rate of 3.26 percent. The cross-currency swap is designated as a net investment hedge and expires on November 15, 2028.

The Company has made an accounting policy election to account for the net investment hedge using the spot method. The Company has also elected to amortize the excluded components in interest expense in the related quarterly accounting period that such interest is accrued. The cross-currency swap is marked to market at each reporting date and any unrealized gains or losses are included in unrealized currency translation adjustments within AOCL, net of amounts associated with excluded components which are recognized in interest expense in the Consolidated Statements of Operations.

Interest Rate Swap Agreements

In the second quarter of 2022, the Company entered into fixed-to-floating interest rate swap agreements with an aggregate notional principal amount totaling $1 billion to hedge changes in the fair value of the Company's long-term debt due to interest rate change movements. These swaps converted $1 billion of the Company's $1.65 billion principal amount of fixed rate notes due 2038 into floating rate debt for the portion of their terms through 2032 with an interest rate based on the Secured Overnight Financing Rate ("SOFR"). Under the terms of the agreements, the Company agrees to exchange, at specified intervals, fixed for floating interest amounts based on the agreed upon notional principal amount. The interest rate swaps are designated as fair value hedges and expire on November 15, 2032.

The interest rate swaps are carried at fair value. Fair value hedge accounting has been applied and thus, changes in the fair value of these swaps and changes in the fair value of the related hedged portion of long-term debt will be presented and will net to zero in "Sundry income (expense) – net" in the Consolidated Statements of Operations.

Derivatives not Designated in Hedging Relationships

Foreign Currency Contracts

The Company routinely uses forward exchange contracts to reduce its net exposure, by currency, related to foreign currency-denominated monetary assets and liabilities of its operations so that exchange gains and losses resulting from exchange rate changes are minimized. The netting of such exposures precludes the use of hedge accounting; however, the required revaluation of the forward contracts and the associated foreign currency-denominated monetary assets and liabilities intends to achieve a minimal earnings impact, after taxes. The Company also uses foreign currency exchange contracts to offset a portion of the Company's exposure to certain foreign currency-denominated revenues so that gains and losses on the contracts offset changes in the USD value of the related foreign currency-denominated revenues.

Effect of Derivative Instruments

Foreign currency derivatives not designated as hedges are used to offset foreign exchange gains or losses resulting from the underlying exposures of foreign currency-denominated assets and liabilities. The amount charged on a pretax basis related to foreign currency derivatives not designated as a hedge, which was included in "Sundry income (expense) - net" in the Consolidated Statements of Operations, was a loss of $64 million for the year ended December 31, 2023 ($32 million loss for the year ended December 31, 2022 and $40 million loss for the year ended December 31, 2021). The income statement effects of other derivatives were immaterial.

NOTE 22 - FAIR VALUE MEASUREMENTS

Fair Value Measurements on a Recurring Basis

The following tables summarize the basis used to measure certain assets and liabilities at fair value on a recurring basis:

Basis of Fair Value Measurements on a Recurring Basis at December 31, 2023 In millions	Significant Other Observable Inputs (Level 2)
Assets at fair value:	
Cash equivalents and restricted cash equivalents [1]	$ 364
Derivatives relating to: [2]	
Net investment hedge	96
Foreign currency contracts [3]	37
Total assets at fair value	$ 497
Liabilities at fair value:	
Long-term debt including debt due within one year [4]	$ 7,995
Derivatives relating to: [2]	
Interest rate swap agreements	59
Foreign currency contracts [3]	34
Total liabilities at fair value	$ 8,088

1. Time deposits included in "Cash and cash equivalents" in the Consolidated Balance Sheets are held at amortized cost, which approximates fair value. "Cash and cash equivalents" and "Restricted cash and cash equivalents" at December 31, 2023 in the Consolidated Balance Sheets includes $50 million of money market funds and $405 million deposited within a qualified settlement fund consisting of treasury bills, respectively, representing Level 1 fair value measurement investments, also held at amortized cost.
2. See Note 21 for the classification of derivatives in the Consolidated Balance Sheets.
3. Assets and liability derivatives subject to an enforceable master netting arrangement with the same counterparty are presented on a net basis in the Consolidated Balance Sheets. The offsetting counterparty and cash collateral amounts were $11 million and zero, respectively, for both assets and liabilities as of December 31, 2023.
4. Fair value is based on quoted market prices for the same or similar issues, or on current rates offered to the company for debt of the same remaining maturities and terms.

Basis of Fair Value Measurements on a Recurring Basis at December 31, 2022 In millions	Significant Other Observable Inputs (Level 2)
Assets at fair value:	
Cash equivalents and restricted cash equivalents [1]	$ 2,308
Marketable securities [2]	1,302
Derivatives relating to: [3]	
Net investment hedge	149
Foreign currency contracts [4]	26
Total assets at fair value	$ 3,785
Liabilities at fair value:	
Long-term debt including debt due within one year [4]	7,976
Derivatives relating to: [2]	
Interest rate swap agreements	71
Foreign currency contracts [3]	51
Total liabilities at fair value	$ 8,098

1. Treasury bills, time deposits, and money market funds included in "Cash and cash equivalents" and money market funds included in "Prepaid and other current assets" in the Consolidated Balance Sheets and held at amortized cost, which approximates fair value.
2. Time deposits classified as held to maturity, with maturities of greater than three months and less than twelve months at time of acquisition, which are recorded at amortized cost which approximates fair value.
3. See Note 21 for the classification of derivatives in the Consolidated Balance Sheets.
4. Assets and liability derivatives subject to an enforceable master netting arrangement with the same counterparty are presented on a net basis in the Consolidated Balance Sheets. The offsetting counterparty and cash collateral amounts were $17 million for both assets and liabilities as of December 31, 2022.
5. Fair value is based on quoted market prices for the same or similar issues, or on current rates offered to the company for debt of the same remaining maturities and terms.

For assets and liabilities classified as Level 2 measurements, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that asset or liability, or by using observable market data points of similar, more liquid securities to imply the price. For time deposits classified as held-to-maturity investments and reported at amortized cost, fair value is based on an observable interest rate for similar securities. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance and quality checks.

For derivative assets and liabilities, standard industry models are used to calculate the fair value of the various financial instruments based on significant observable market inputs, such as foreign exchange rates, commodity prices, swap rates, interest rates and implied volatility obtained from various market sources. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance/quality checks.

For all other assets and liabilities for which observable inputs are used, fair value is derived through the use of fair value models, such as a discounted cash flow model or other standard pricing models.

There were no transfers between Levels 1 and 2 during the years ended December 31, 2023 and December 31, 2022.

Fair Value Measurements on a Nonrecurring Basis
The following table summarizes the basis used to measure certain assets at fair value on a nonrecurring basis:

Basis of Fair Value Measurements on a Nonrecurring Basis [1] In millions	*Significant Other Unobservable Inputs (Level 3)*	*Total Losses*
At December 31, 2023		
Assets at fair value:		
Goodwill	$ 4,814	$ (804)
At December 31, 2022		
Assets at fair value:		
Long-lived assets, intangible assets, and other assets	$ 55	$ (94)

1. The Company did not incur any losses associated with fair value measurements on a nonrecurring basis for the year-ended December 31, 2021.

2023 Fair Value Measurements on a Nonrecurring Basis
During the fourth quarter of 2023, the Company recorded an impairment charge related to goodwill within Water & Protection. The impairment analysis was performed using Level 3 inputs within the fair value hierarchy. See Note 14 for further discussion.

2022 Fair Value Measurements on a Nonrecurring Basis
During the first quarter of 2022, the Company recorded an impairment charge related to equity method investments within Electronics & Industrial. The impairment analysis was performed using Level 3 inputs within the fair value hierarchy. See Note 6 for further discussion.

NOTE 23 - SEGMENTS AND GEOGRAPHIC REGIONS

The Company's segments are aligned with the market verticals they serve, while maintaining integration and innovation strengths within strategic value chains. DuPont is comprised of two operating segments: Electronics & Industrial and Water & Protection. Major products by segment include: Electronics & Industrial (printing and packaging materials, photopolymers, electronic materials, specialty silicones and lubricants); and Water & Protection (nonwovens, aramids, construction materials, water filtration and purification resins, elements and membranes). The Company operates globally in substantially all of its product lines. Transfers of products between operating segments are generally valued at cost.

The revenues and certain expenses of the M&M Businesses are classified as discontinued operations in the current and historical periods. In addition, the Retained Businesses previously reported in the historic Mobility & Materials segment are reported in Corporate & Other.

The historic Mobility & Material segment costs that are classified as discontinued operations include only direct operating expenses incurred prior to the November 1, 2022 M&M Divestiture and November 1, 2023 Delrin® Divestiture. Indirect costs, such as those related to corporate and shared service functions previously allocated to the M&M Businesses, do not meet the criteria for discontinued operations and remain reported within continuing operations. A portion of these indirect costs include costs related to activities the Company will continue to undertake post-closing of the M&M Divestitures, and for which it is reimbursed ("Future Reimbursable Indirect Costs"). Future Reimbursable Indirect Costs are reported within continuing operations but are excluded from operating EBITDA as defined below. The remaining portion of these indirect costs are not subject to future reimbursement ("Stranded Costs"). Stranded Costs are reported within continuing operations in Corporate & Other and are included within Operating EBITDA.

The Company's measure of profit/loss for segment reporting purposes is Operating EBITDA as this is the manner in which the Company's chief operating decision maker ("CODM") assesses performance and allocates resources. The Company defines Operating EBITDA as earnings (i.e., "Income from continuing operations before income taxes") before interest, depreciation, amortization, non-operating pension / OPEB benefits / charges, and foreign exchange gains / losses, excluding Future Reimbursable Indirect Costs, and adjusted for significant items. Reconciliations of these measures are provided on the following pages.

Sales are attributed to geographic regions based on customer location; long-lived assets are attributed to geographic regions based on asset location.

Net Trade Revenue by Geographic Region			
(In millions) For the years ended December 31,	2023	2022	2021
United States	$ 3,914	$ 4,066	$ 3,661
Canada	271	293	263
EMEA [1]	2,203	2,193	2,229
Asia Pacific [2]	5,191	6,022	6,026
Latin America	489	443	387
Total	$ 12,068	$ 13,017	$ 12,566

1. Europe, Middle East and Africa.
2. Net sales attributed to China/Hong Kong, for the years ended December 31, 2023, 2022 and 2021 were $2,206 million, $2,744 million, and $2,822 million, respectively.

Long-lived Assets by Geographic Region	December 31,		
In millions	2023	2022	2021
United States	$ 3,559	$ 3,501	$ 3,433
Canada	54	49	51
EMEA [1]	1,336	1,271	1,301
Asia Pacific	896	883	925
Latin America	39	27	43
Total	$ 5,884	$ 5,731	$ 5,753

1. Europe, Middle East and Africa.

Segment Information	Electronics & Industrial	Water & Protection	Corporate & Other	Total
In millions				
For the Year Ended December 31, 2023				
Net sales	$ 5,337	$ 5,633	$ 1,098	$ 12,068
Operating EBITDA [1]	1,472	1,388	82	2,942
Equity in earnings of nonconsolidated affiliates	16	35	—	51
Restructuring and asset related charges - net [2]	49	55	42	146
Goodwill impairment charges	—	804	—	804
Depreciation and amortization	607	507	33	1,147
Assets of continuing operations	18,622	13,750	6,180	38,552
Investment in nonconsolidated affiliates	386	280	122	788
Capital expenditures	306	240	44	590
For the Year Ended December 31, 2022				
Net sales	$ 5,917	$ 5,957	$ 1,143	$ 13,017
Operating EBITDA [1]	1,836	1,431	(6)	3,261
Equity in earnings of nonconsolidated affiliates	31	39	5	75
Restructuring and asset related charges - net [2]	118	17	20	155
Depreciation and amortization	580	494	61	1,135
Assets of continuing operations	17,110	14,831	8,123	40,064
Investment in nonconsolidated affiliates	396	290	—	686
Capital expenditures	290	289	80	659
For the Year Ended December 31, 2021				
Net sales	$ 5,554	$ 5,552	$ 1,460	$ 12,566
Operating EBITDA [1]	1,758	1,385	9	3,152
Equity in earnings of nonconsolidated affiliates	41	36	8	85
Restructuring asset related charges - net [2]	8	30	12	50
Depreciation and amortization	518	511	83	1,112
Assets of continuing operations	17,701	15,003	5,094	37,798
Investment in nonconsolidated affiliates	502	310	6	818
Capital expenditures	337	391	88	816

1. A reconciliation of "Income from continuing operations before income taxes" to Operating EBITDA is provided in the table on the following page.
2. See Note 6 for information regarding the Company's restructuring programs and asset related charges.

Total Asset Reconciliation at December 31,	2023	2022	2021
In millions			
Assets of continuing operations	$ 38,552	$ 40,064	$ 37,798
Assets held for sale	—	—	245
Assets of discontinued operations	—	1,291	7,664
Total assets	$ 38,552	$ 41,355	$ 45,707

Segment Capital Expenditure Reconciliation to Consolidated Financial Statements	2023	2022	2021
In millions			
Segment Totals	$ 590	$ 659	$ 816
Other [1]	29	3	(28)
Total	$ 619	$ 662	$ 788

1. Reflects the incremental cash spent or unpaid on capital expenditures; total capital expenditures are presented on a cash basis.

Reconciliation of "Income from continuing operations, net of tax" to Operating EBITDA			
(In millions) For the years ended December 31,	*2023*	*2022*	*2021*
Income from continuing operations, net of tax	$ 533	$ 1,061	$ 1,207
+ (Benefit from) provision for income taxes on continuing operations	(29)	387	237
Income from continuing operations before income taxes	$ 504	$ 1,448	$ 1,444
+ Depreciation and amortization	1,147	1,135	1,112
- Interest income [1]	155	50	12
+ Interest expense [2]	396	486	503
- Non-operating pension/OPEB (credit) benefit [1]	(9)	28	30
- Foreign exchange (losses) gains, net [1]	(73)	15	(53)
+ Future reimbursable indirect costs	7	52	60
- Significant items	(961)	(233)	(22)
Operating EBITDA	$ 2,942	$ 3,261	$ 3,152

1. Included in "Sundry income (expense) - net."
2. The year ended December 31, 2022 excludes significant items, refer to details below.

The following tables summarize the pre-tax impact of significant items by segment that are excluded from Operating EBITDA above:

Significant Items by Segment for the Year Ended December 31, 2023 In millions	*Electronics & Industrial*	*Water & Protection*	*Corporate & Other*	*Total*
Acquisition, integration and separation costs [1]	$ (20)	$ —	$ —	$ (20)
Restructuring and asset related charges - net [2]	(49)	(55)	(42)	(146)
Goodwill impairment charge [3]	—	(804)	—	(804)
Gain on divestiture [4]	7	1	1	9
Total	$ (62)	$ (858)	$ (41)	$ (961)

1. Acquisition, integration and separation costs related to the Spectrum Acquisition.
2. Includes restructuring actions and asset related charges. See Note 6 for additional information.
3. Reflects a non-cash goodwill impairment charge in the Protection Reporting unit (aggregation of Safety and Shelter businesses). See Note 14 for additional information.
4. Reflected in "Sundry income (expense) - net."

Significant Items by Segment for the Year Ended December 31, 2022 In millions	*Electronics & Industrial*	*Water & Protection*	*Corporate & Other*	*Total*
Acquisition, integration and separation costs [1]	$ —	$ —	$ (193)	$ (193)
Restructuring and asset related charges - net [2]	(24)	(17)	(20)	(61)
Asset impairment charges [3]	(94)	—	—	(94)
Gain on divestiture [4]	—	37	32	69
Terminated Intended Rogers Acquisition financing fees [5]	—	—	(6)	(6)
Employee Retention Credit [6]	20	20	12	52
Total	$ (98)	$ 40	$ (175)	$ (233)

1. Acquisition, integration and separation costs related to strategic initiatives including the sale of the Biomaterials business unit, the acquisition of Laird PM, and the termination fee of $162.5 million associated with the Terminated Intended Rogers Acquisition.
2. Includes restructuring actions and asset related charges. See Note 6 for additional information.
3. Relates to an impairment of an equity method investment. See Note 6 for additional information.
4. Reflected in "Sundry income (expense) - net." See Note 4 for additional information.
5. Includes acquisition costs associated with the Terminated Intended Rogers Acquisition related to the financing agreements, specifically the structuring fees and the amortization of the commitment fees reflected in "Interest Expense."
6. Employee Retention Credit pursuant to the Coronavirus Aid, Relief, and Economic Security ("CARES") Act as enhanced by the Consolidated Appropriations Act ("CAA") and American Rescue Plan Act ("ARPA") reflected in "Cost of sales," "Research and development expenses" and "Selling, general and administrative expenses."

Significant Items by Segment for the Year Ended December 31, 2021 In millions	Electronics & Industrial	Water & Protection	Corporate & Other	Total
Acquisition, integration and separation costs [1]	$ —	$ —	$ (81)	$ (81)
Restructuring and asset related charges - net [2]	(8)	(30)	(12)	(50)
Merger-related inventory step-up amortization [3]	(12)	—	—	(12)
Gain on divestiture [4]	2	—	141	143
Terminated Intended Rogers Acquisition financing fees [5]	—	—	(22)	(22)
Total	$ (18)	$ (30)	$ 26	$ (22)

1. Acquisition, integration and separation costs related to strategic initiatives including the acquisition of Laird PM, the M&M Divestitures, the Terminated Intended Rogers Acquisition, and the completed and planned divestitures of the held for sale businesses included within Corporate & Other.
2. Includes Board approved restructuring plans and asset related charges. See Note 6 for additional information.
3. Includes the amortization of the fair value step-up in Laird PM's inventories as a result of the acquisition.
4. Reflected in "Sundry income (expense) - net." See Note 4 for additional information.
5. Includes acquisition costs associated with the Terminated Intended Rogers Acquisition related to the financing agreements, specifically the structuring fees and the amortization of the commitment fees reflected in "Interest Expense."